   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 2001


                                                      REGISTRATION NO. 333-47120
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 APBIOTECH INC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   8731                                  22-3747272
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NUMBER)

                             800 CENTENNIAL AVENUE
                                  PO BOX 1327
                       PISCATAWAY, NEW JERSEY 08855-1327
                                 (732) 457-8000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                  ANDREW CARR
                            CHIEF EXECUTIVE OFFICER
                                 APBIOTECH INC
                             800 CENTENNIAL AVENUE
                                  PO BOX 1327
                       PISCATAWAY, NEW JERSEY 08855-1327
                                 (732) 457-8000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                     JEFFREY M. OAKES                                               MARK KESSEL
                   DAVIS POLK & WARDWELL                                        SHEARMAN & STERLING
                     99 GRESHAM STREET                                         599 LEXINGTON AVENUE
                      LONDON EC2V 7NG                                        NEW YORK, NEW YORK 10022
                      UNITED KINGDOM                                              (212) 848-4000
                      44 20 7418-1300

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, please check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED                PROPOSED
     TITLE OF EACH CLASS OF             AMOUNT TO BE          MAXIMUM OFFERING       MAXIMUM AGGREGATE           AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED(1)          PRICE PER SHARE        OFFERING PRICE(2)      REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share..........................    20,930,000 shares             $17.00               $355,810,000              $90,353
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1)Includes an aggregate of 2,730,000 shares which the Underwriters have the option to purchase solely to cover over-allotments.



(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.


(3)$26,400 previously paid.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued February 26, 2001


                               18,200,000 Shares


                                [APBiotech LOGO]


                                  COMMON STOCK


                            ------------------------


APBIOTECH INC IS OFFERING 18,200,000 SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $15.00 AND $17.00 PER SHARE.


                            ------------------------

WE HAVE APPLIED TO LIST THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "APBI."

                            ------------------------


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.


                            ------------------------

                            PRICE $          A SHARE

                            ------------------------

                                                                UNDERWRITING
                                                  PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                   PUBLIC        COMMISSIONS      APBIOTECH
                                                 -----------    -------------    -----------
Per Share......................................  $              $                $
Total..........................................  $              $                $


APBiotech has granted the underwriters the right to purchase up to an additional 2,730,000 shares of common stock to cover over-allotments.


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
or about                , 2001.


                            ------------------------

MORGAN STANLEY DEAN WITTER                                  GOLDMAN, SACHS & CO.


JPMORGAN                                                    SALOMON SMITH BARNEY


               , 2001

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
The Offering..........................    8
Summary Consolidated Financial Data...    9
Risk Factors..........................   11
Forward-Looking Statements............   19
Use of Proceeds.......................   20
Dividends.............................   20
Capitalization........................   21
Dilution..............................   23
Unaudited Pro Forma Condensed
  Financial Statements................   25
Selected Consolidated Financial
  Data................................   30
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   32
Business..............................   47
Management............................   71



                                        PAGE
                                        ----
Principal Stockholders................   81
The Reorganization....................   82
Relationship with Nycomed Amersham and
  Pharmacia...........................   84
Description of Capital Stock..........   90
Shares Eligible for Future Sale.......   94
Material United States Federal Income
  Tax Consequences to Non-United
  States Stockholders.................   96
Underwriters..........................   98
Legal Matters.........................  100
Experts...............................  100
Where You Can Find More Information...  100
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------


UNTIL             , 2001 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY



This summary highlights information contained elsewhere in this prospectus and may not contain all the information that is important to you. You should carefully read the more detailed information regarding us and our common stock and our financial statements appearing elsewhere in this prospectus before making an investment decision. In this prospectus, "APBiotech," "we," "us" and "our" refer to APBiotech Inc and its subsidiaries.



This prospectus contains estimates regarding our market size and market share. These estimates are based on internal company information largely derived from various third party sources. While we believe our internal research is reliable, it has not been verified by any independent sources.



APBiotech is a leading global provider of biotechnology systems, products and services used in gene and protein research, drug discovery and development and biopharmaceutical manufacturing.



During 2000, our net sales totaled over $927.0 million. Our 50,000 customers include pharmaceutical, biotechnology and agrochemical companies, research institutes, universities and medical research centers. We have a long-standing commitment to research and development and a track record of innovation. This has enabled us to build a strong, broad product portfolio and future product pipeline.



Many of our products form the basis for what we call integrated systems. These are whole systems that enable our customers to efficiently meet their research and manufacturing objectives. These systems consist of equipment or instruments, reagents optimized for use with the instruments and software to analyze and link the research results.



Our products span the entire drug discovery, development and manufacturing process, which broadly involves the following activities:



Genomics



 -- DNA sequencing--identifying the exact order of the "letters" in the DNA genetic code;



 -- SNP analysis and genotyping--understanding the function of genes and genetic variations, called single nucleotide polymorphisms, or SNPs, between individuals;



 -- Gene expression analysis--understanding which genes are active in a particular cell or group of cells and their role;



Proteomics



 -- Protein analysis--identifying and understanding the proteins for which genes code, and how these proteins control cellular function;



Drug Screening



 -- Drug screening--finding possible drug candidates which will interact with identified protein targets;



 -- Toxicology--eliminating drug candidates that are toxic or have unacceptable side effects;

Manufacturing



 -- Scale up to production--purifying and separating biological molecules on a laboratory and industrial scale; and



 -- Biopharmaceutical manufacturing--purifying and separating biological molecules for the manufacture of biopharmaceuticals. Biopharmaceuticals are drugs, such as insulin, that are based on biological molecules.



The following chart illustrates the breadth of our product range and identifies some of our key products in these key areas.


                    DRUG DISCOVERY THROUGH TO MANUFACTURING

                         [DRUG TO MANUFACTURING GRAPH]

STRATEGY AND COMPETITIVE STRENGTHS


Our vision is to enable the era of molecular medicine in which the genetic basis for disease will be understood, leading to earlier and more accurate diagnosis of disease and more effective treatment. Our strategy is to build on our position as a leading provider of biotechnology systems to enable the molecular medicine revolution. Our drug discovery and separations segments operate in markets which we believe represent significant opportunities for growth. Our systems, products and services are critical components of research into genes and proteins, the discovery and development of drugs, and the manufacture of biopharmaceuticals.



We believe that we are well positioned with both our commercial and academic customers as a result of the following set of competitive strengths:



 -- The breadth of our technologies and our comprehensive product lines which span the entire drug discovery, development and manufacturing processes. We offer well-recognized, branded products such as our MegaBACE(TM) DNA sequencing system, our LEADseeker(TM) drug screening system and our Sepharose(TM) separations media for use in biopharmaceutical manufacturing.

 -- Our commitment to research and development, our long-standing reputation for scientific excellence and our development of innovative products. We have a strong record in developing, and are continuing to develop, state-of-the-art technologies, both internally and in partnerships with others. We expect that this commitment to research will result in new product introductions in 2001. Our intellectual property portfolio, which is a vital asset in our industry, supports our research and development.



 -- Our global market franchise with strong customer relationships. Our global strengths in sales, operations and research and development enable us to offer our customers a complete set of products to meet their needs. We estimate that most of the top 50 pharmaceutical companies have entered into technology transfer agreements with us, under which they can gain early access to developing technologies. We believe that our bioprocess products are used in the production of almost all biopharmaceuticals.



 -- Strong management team. We have a strong management team with an average of over 15 years of experience in the life science industry.


 -- Our partnership approach. We have a history of strategic development through acquisitions, investments and research alliances as well as through strategic partnerships with our customers. These alliances have resulted in some of our key products and have provided us with early access to new technologies.


 -- An integrated portfolio. The strong market position of our laboratory products segment enables us to more effectively manage the life cycle of novel products from our drug discovery business once these products become widely accepted in the general research community. There is also a link between our laboratory separations products and our bioprocess business where we enable customers to scale up processes for the purification of biopharmaceuticals which they have developed in the laboratory.



     The industry segments in which we operate are highly competitive and characterized by the use of advanced technology. In addition the application of molecular medicine is in early stages of development and it is difficult to predict precisely how it will progress over time. Our strategy is also subject to competitive pressures which could make it difficult to achieve our goals. These competitive pressures include the rapidly changing needs of our customers and our ability to continue to develop innovative new products.



     For a more detailed discussion of the risks that we face you should read "Risk Factors."

Our business includes three principal segments that share activities in research and development, sales and marketing, distribution, manufacturing and service. The following table sets forth our estimated market size, market share and market position in each of our principal business segments as of June 30, 2000 based on the preceding twelve month period. The information below is based on the markets in which we directly compete.



------------------------------------------------------------------------------------------
                                                     ESTIMATED     ESTIMATED    ESTIMATED
                                                    MARKET SIZE     MARKET       MARKET
   BUSINESS SEGMENT         TYPES OF PRODUCTS      (IN MILLIONS)     SHARE      POSITION
------------------------------------------------------------------------------------------
  Drug discovery         Systems to improve the       $1,500          15%           2
                         effectiveness of life
                         science and
                         pharmaceutical research
                         and development and the
                         speed to market for
                         drugs
------------------------------------------------------------------------------------------
  Separations            Systems for use in the         $350          55%           1
      --   Bioprocess    purification and
                         production of
                         biopharmaceuticals, such
                         as insulin and vaccines,
                         on a large scale
      --   Laboratory    Systems for use in the         $400          30%           1
           separations   purification and
                         separation of proteins
                         during the laboratory
                         research and development
                         stages
------------------------------------------------------------------------------------------
  Laboratory products    Tools and technical          $1,900          15%           1
                         knowledge for use in the
                         purification, detection
                         and analysis of
                         biological molecules by
                         life science researchers
------------------------------------------------------------------------------------------


COMMITMENT TO RESEARCH


We are founded on a strong research and development heritage, employing almost 800 scientists in research and development alone. We invested $112.2 million, or 12.1% of our net sales, in research and development for the year ended December 31, 2000, increasing our investments in research and development over prior years to take advantage of significant growth opportunities, particularly in our drug discovery business. This research commitment is leading to important new product introductions, including the recent launches of the Ettan(TM) range of new proteomics systems, the MegaBACE(TM) sequencing systems, the Typhoon(TM) scanner and the AKTAprime chromatography system. Our research and development spending decisions are based on a technology's commercial viability and its ability to meet our return on investment criteria.

We continue to invest in new technologies, developed both internally and externally. We conduct research in Uppsala, Sweden; Cardiff and Amersham in the United Kingdom; Piscataway, New Jersey and Sunnyvale and San Francisco, California in the United States; and Tokyo, Japan. External development is achieved through collaborations with specialist companies as well as academic researchers. Our intellectual property position, which is a key asset in our industry, is strong. We currently own 427 issued patents and have 701 patent applications pending. During the year ended December 31, 2000, we applied for 64 new patents.


RELATIONSHIP WITH NYCOMED AMERSHAM AND PHARMACIA


On August 5, 1997 Nycomed Amersham plc (formerly Amersham International) formed a new subsidiary, Amersham Pharmacia Biotech Ltd., which we refer to in this prospectus as APBiotech Ltd., which included the operations of its Life Science division. APBiotech Ltd. then merged with Pharmacia Biotech, the Swedish-based biotechnology supply business of Pharmacia Corporation (formerly Pharmacia & Upjohn). APBiotech Ltd. accounted for the merger under the purchase method of accounting. Nycomed Amersham and Pharmacia entered into a number of agreements, including a shareholders' agreement relating to the corporate governance and operation of our business, trademark license agreements, a general services agreement and two contract manufacture agreements with us. Since our formation, we have been run as a separate legal entity.


REORGANIZATION


In order to facilitate our initial public offering, Nycomed Amersham and Pharmacia have agreed to reorganize their existing shareholdings in APBiotech Ltd. by forming APBiotech Inc, a Delaware corporation, to issue the shares in this offering and become the holding company for our operating businesses. The formation of APBiotech Inc, the restructuring of the shareholder arrangements and share ownership, revisions to our existing capital structure, including the issuance of two classes of common shares, and changes to other existing arrangements with Nycomed Amersham are all part of the reorganization. As part of the reorganization, Pharmacia will receive our Class B common stock. The reorganization will be completed just prior to the closing of this offering.



Prior to implementation of the reorganization and this offering, Nycomed Amersham controls 55% and Pharmacia controls 45% of our issued share capital and voting rights. Immediately after the reorganization and this offering, Nycomed Amersham's percentage of the voting rights in our outstanding common shares will be reduced to approximately 46.8% (or 45.5% if the underwriters exercise the over-allotment option), but Nycomed Amersham will continue to consolidate us within the Nycomed Amersham group. Pharmacia's percentage of the voting rights in our outstanding common shares will remain unchanged.

                            ------------------------


Our principal executive offices are located at 800 Centennial Avenue, PO Box 1327, Piscataway, New Jersey 08855-1327. Our telephone number is (732) 457-8000. Our address on the worldwide web is www.apbiotech.com. Information contained in or connected to our website will not be deemed to be incorporated into this prospectus.

                                  THE OFFERING


Common stock offered.....................  18,200,000 shares
Common shares to be outstanding after
  this offering:
  Common stock...........................  121,343,689(1) shares
  Class B common stock(2)................  87,285,484 shares
                                           -------------
           Total.........................  208,629,173 shares
                                           -------------
                                           -------------
Over-allotment option....................  2,730,000 shares
Voting rights:
  Common stock...........................  One vote per share
  Class B common stock...................  1.1374 votes per share
Use of proceeds..........................  Our net proceeds from this offering will be about $272.3 million. We will use
                                           approximately $270.6 million to repay
                                           indebtedness owed to Nycomed Amersham. We
                                           will use the balance of the net proceeds
                                           for general corporate purposes.
Dividend policy..........................  We do not intend to pay dividends on our common stock for the foreseeable future.
                                           We plan to retain any earnings for use in
                                           the operation of our business and to fund
                                           future growth.
Proposed Nasdaq National Market symbol...  APBI


------------

(1) Includes over-allotment shares which will be purchased by Nycomed Amersham if not exercised by the underwriters.



(2) To be issued to Pharmacia as part of the reorganization.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



The following table presents summary consolidated financial and operating data for Amersham Pharmacia Biotech Ltd., or APBiotech Ltd., and predecessor companies. The data presented in this table are derived from APBiotech Ltd.'s audited consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial statements and notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here. The pro forma information gives effect to the reorganization as if it had occurred on January 1, 2000. The pro forma as adjusted information gives effect to the offering as if it had occurred on January 1, 2000. For more information regarding this pro forma information, you should read "Unaudited Pro Forma Condensed Financial Statements."



                                               YEAR ENDED DECEMBER 31,
                                -----------------------------------------------------
                                                                           PRO FORMA
                                                              PRO FORMA   AS ADJUSTED
                                1998(1)    1999      2000       2000         2000
                                -------   -------   -------   ---------   -----------
                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales.....................  $729.4    $ 864.1   $ 927.0   $  927.0     $  927.0
Gross profit..................   400.1      459.7     501.9      501.9        501.9
Selling, general and
  administrative expenses
  before integration costs,
  non-recurring charges and
  non-cash compensation
  expense.....................  (268.7)    (306.0)   (353.0)    (353.0)      (353.0)
Integration costs and
  non-recurring charges.......   (47.2)(2)   (29.8)(3)    (2.7)(4)     (2.7)      (2.7)
Non-cash compensation
  expense.....................    (2.0)       (.9)    (10.6)     (10.6)       (10.6)
Purchased in-process research
  and development.............      --         --      (3.2)(5)     (3.2)      (3.2)
Research and development......   (67.9)     (89.6)   (112.2)    (112.2)      (112.2)
Other operating income (loss),
  net.........................    (3.9)        .7       2.8        2.8          2.8
                                -------   -------   -------   --------     --------
Operating income (loss).......    10.4       34.1      23.0       23.0         23.0
Net income (loss).............   (15.8)      (4.9)    (18.3)     (28.4)       (16.2)
Preferred stock dividend......    (9.3)      (9.9)     (9.4)        --           --
                                -------   -------   -------   --------     --------
Net income (loss) available to
  common stockholders.........  $(25.1)   $ (14.8)  $ (27.7)  $  (28.4)       (16.2)
                                =======   =======   =======   ========     ========
Earnings per share, basic and
  diluted.....................  $(25.10)  $(14.80)  $(27.70)  $  (0.15)       (0.08)
OTHER DATA:
EBITDA(6).....................  $ 76.0    $ 113.9   $ 115.2   $  116.8     $  129.0
Adjusted EBITDA(7)............    78.0      114.8     125.8      127.4        139.6
Depreciation and
  amortization................    61.8       77.1      89.4       89.4         89.4

                                                       AS OF DECEMBER 31, 2000
                                                 ------------------------------------
                                                                           PRO FORMA
                                                  ACTUAL     PRO FORMA    AS ADJUSTED
                                                 --------    ---------    -----------
                                                     (IN MILLIONS)
BALANCE SHEET DATA:
Total assets...................................  $1,268.8    $1,268.8       1,270.5
Total debt.....................................     459.7       645.6         331.3
Redeemable preferred stock.....................     131.3          --            --
Total stockholders' equity.....................     325.2       237.7         553.7



Pro forma amounts give effect to the reorganization, and pro forma as adjusted gives effect to the issuance and sale of 18,200,000 shares of common stock by APBiotech in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

------------

(1) Includes results of operations of Molecular Dynamics from the date of acquisition (September 1998).



(2)Integration costs of $47.2 million include $6.5 million and $40.7 million, respectively, relating to the Molecular Dynamics acquisition and Pharmacia Biotech merger. See note 7 to the Consolidated Financial Statements.



(3)Integration costs of $29.8 million include $19.8 million and $10.0 million, respectively, relating to the Molecular Dynamics acquisition and Pharmacia Biotech merger. See note 7 to the Consolidated Financial Statements.



(4)Integration costs of $2.7 million relate to the Pharmacia Biotech merger. See note 7 to the Consolidated Financial Statements.



(5)The purchased in-process research and development is a non-recurring charge of $3.2 million related to the acquisition of Praelux Inc. See note 6 to the Consolidated Financial Statements.


(6) EBITDA is earnings before interest, taxes, depreciation and amortization. Due to the significant acquisitions we made in 1997 and 1998, which have resulted in high levels of goodwill, we believe EBITDA is an appropriate measure for investors to consider when analyzing our business. However, EBITDA should not be considered in isolation by investors as an alternative to operating income measures, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity. EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles. EBITDA may not be indicative of the historic operating results, nor is it meant to be predictive of potential future results.


(7)Adjusted EBITDA consists of EBITDA as defined in (6) above, adjusted to remove non-cash compensation expense related to employee stock options included within selling, general and administrative expenses. Due to the high levels of non-cash expense related to employee stock options, we believe this measure is appropriate for investors to consider when analyzing our business. However, adjusted EBITDA should not be considered in isolation by investors as an alternative to operating income measures, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity. Adjusted EBITDA presented in this prospectus may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Adjusted EBITDA may not be indicative of the historic operating results, nor is it meant to be predictive of potential future results.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The following risks relate to our business and to the industry in which we operate, as well as the securities markets and ownership of our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.


     Any of these risks may materially and adversely affect our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment.


RISKS RELATED TO OUR BUSINESS


     IF WE DO NOT KEEP UP WITH RAPID TECHNOLOGICAL CHANGE OR CONTINUE TO INTRODUCE NEW PRODUCTS, WE MAY BE UNABLE TO MAINTAIN MARKET SHARE OR TO RECOVER INVESTMENTS WE MAKE IN OUR TECHNOLOGIES.



     Technologies in the life science industry have undergone and are expected to continue to undergo rapid and significant change. We may not be able to keep pace with the rapid rate of change and introduce new products that will adequately meet the requirements of the marketplace or achieve market acceptance. If we fail to introduce new and innovative products, we could lose market share to our competitors and experience a reduction in our growth rate and damage to our reputation and business.


     Our future success will depend in large part on our ability to maintain a competitive position with respect to these technologies. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch to a competing product after making their initial selection. However, we or others may make rapid technological developments which could result in our technologies, products or services becoming obsolete before we are able to recover the expenses incurred to develop them.

     IF WE CANNOT ENTER INTO NEW STRATEGIC ALLIANCES OR LICENSING AGREEMENTS OR MAINTAIN THE ONES THAT WE HAVE, WE MAY BE UNABLE TO COMMERCIALIZE OUR TECHNOLOGIES AND DEVELOP NEW PRODUCTS AND SERVICES.


     Our strategy of providing products to researchers working on a variety of life sciences projects requires us to continually develop a wide spectrum of products. To generate broad product lines, we believe it is advantageous to license technologies from others and to enter into strategic alliances in addition to our own product development efforts. As a result, our ability to license new technologies from third parties is and will continue to be critical to our ability to develop and offer new products. We develop a significant portion of our products using technology obtained through licensing agreements or through strategic alliances. Under our current strategy, and for the foreseeable future, we will remain dependent on licensing agreements and strategic alliances to further our business.



     We may be unable to maintain or expand existing strategic alliances or establish additional alliances or licensing arrangements necessary to continue to develop and commercialize products, and any of those arrangements may not be on terms favorable to us. In addition, our current or any future arrangements may be unsuccessful. If we are unable to obtain or maintain any third party license required to sell or develop our products or product enhancements, we may choose to obtain substitute technology either through licensing from another third party or by developing the necessary technology ourselves. Any substitute technology may be of lower quality or may involve increased cost, either of which could adversely affect our ability to provide our products competitively and harm our business.



     We also depend on collaborators for the development and manufacture of complex instrument systems and chemicals and other materials that are used in laboratory experiments and for development of software packages for analyzing data produced by these instrument systems. We cannot control the amount and timing of resources our collaborators devote to our products. We may not be able to enter into these research collaborations and licensing agreements, which would reduce our growth and harm our competitive position. For a discussion of our existing collaborations you should read "Business--Strategic Alliances."

     IF WE DO NOT SUCCESSFULLY DISTINGUISH OUR PRODUCTS AND SERVICES FROM THOSE OF OUR COMPETITORS, WE MAY BE UNABLE TO COMPETE SUCCESSFULLY TO GENERATE REVENUE GROWTH.



     Competition in the life science industry is intense, and we expect it to increase. Rapid technological change and frequent new product introductions characterize the markets we serve. We compete with a variety of businesses that offer or are developing products and services that are substantially similar to our products and services. Many of the businesses competing with us have significant financial and other resources to invest in new technologies, substantial intellectual property portfolios, substantial experience in new product development, regulatory expertise, manufacturing capabilities and the distribution channels to deliver products to customers. An inability to continue developing products which distinguish us from our primary competitors could limit our ability to generate revenue growth.


     IF WE PURSUE ACQUISITIONS IN THE FUTURE, THEY MAY ABSORB SIGNIFICANT RESOURCES OR BE UNSUCCESSFUL.


     As part of our strategy, we may pursue acquisitions, investments and other relationships. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities and expenses that could have a material adverse effect on our operating results. For example, to the extent that we elect to pay the purchase price for acquisitions in shares of our stock or other equity securities, this issuance of additional shares of stock or other equity securities could be dilutive to our stockholders.



     It may be difficult for us to complete such transactions quickly and to integrate acquired businesses efficiently into our current business. Future acquisitions could expose us to currently unforseen liabilities and result in significant charges relating to amortization of goodwill and other intangible assets. Sizable acquisitions may also divert our senior management from focusing on our existing business.



     In addition, if any transaction involves customer bases or businesses located outside the United States, the transaction may be further complicated by the need to consider differing tax structures, the effects of currency fluctuations on our reported results and compliance with foreign laws and regulations. Our failure to properly identify and address these and other risks could limit our ability to realize the anticipated benefits of an acquisition.


     FLUCTUATIONS IN OUR OPERATING RESULTS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DROP.


     Our operating results may vary from period to period due to numerous factors, many of which are outside our control, including the number, timing and market acceptance of new products that we or our competitors introduce. In addition, our business is subject to seasonal fluctuations due to calendar year budgeting for large capital items by customers, resulting generally in lower levels of sales in the first quarter of each year and higher levels of sales in the fourth quarter. Factors that may cause our results to vary by period include:


      --   the volume and timing of orders for our products and services;

      --   changes in the mix of our products and services offered;

      -- the number, timing and significance of new products and services introduced by our competitors;

      -- our ability to develop, market and introduce new and enhanced products and services on a timely basis;

      -- changes in the cost, quality and availability of reagents and components required to manufacture or use our products;

      -- the timing and costs of any acquisitions of businesses or technologies; and

      -- the availability of commercial and government funding to researchers who use our products and services.

     Research and development costs associated with our technologies, products and services, as well as personnel costs, marketing programs and overhead account for a substantial portion of our operating expenses. We cannot adjust these expenses quickly in the short term. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses accordingly. Failure to achieve anticipated levels of revenue could therefore significantly harm our operating results for a particular fiscal period. If our operating results in some quarters fail to meet the expectations of securities analysts or investors, the market price of our common stock is likely to fall.


     FOREIGN CURRENCY FLUCTUATIONS MAY RESULT IN TRANSLATION LOSSES WHICH WILL REDUCE OUR REPORTED EARNINGS.



     We currently market our products in over 100 countries throughout the world. Our international revenues, which include revenues from our subsidiaries in Europe, Japan, the Asia Pacific region and other regions outside of North America, represented just over 60% of our net sales during the past three years. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future.



     We conduct a significant portion of our business in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses resulting from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the other currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of exchange rate fluctuations on our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. In addition, we are subject to the legal and administrative practices related to foreign exchange in the countries where we operate, which could change. We engage in foreign exchange transactions to manage our foreign currency exposure, but our strategies may not adequately protect our operating results from the effects of exchange rate fluctuations.



     LIMITATIONS ON OUR ABILITY TO RAISE ADDITIONAL FUNDS IN THE FUTURE AND THE COST OF ADDITIONAL FUNDS MAY HINDER OUR ABILITY TO EXPAND OUR BUSINESS.



     We believe that existing cash and marketable securities, anticipated cash flow from operations and financing from Nycomed Amersham, together with a portion of the net proceeds of this offering will be sufficient to fund our currently planned operations through 2001. However, if we choose to enter into new businesses, or to invest in new technologies, in response to competitive or other pressures we may need to raise additional funds. We may also choose to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds for our current operating plan. Additional financing may not be available when needed, or, if available, may not be available on favorable terms. In addition, Pharmacia has a veto right on our ability to issue new equity securities until April 1, 2002. These constraints on our ability to issue additional equity as consideration for acquisitions could adversely affect our ability to complete acquisitions we consider attractive. Our failure to obtain additional financing, should the need for it develop, could result in the delay or abandonment of any expansion of our business. If our source of additional funds includes additional indebtedness, we may become subject to restrictive financial covenants and the risks of increased leverage. If we obtain additional financing through additional public or private equity offerings, existing shareholders may suffer dilution.



     OUR OPERATIONS MUST COMPLY WITH ENVIRONMENTAL STATUTES AND REGULATIONS, AND ANY FAILURE TO COMPLY COULD RESULT IN EXTENSIVE COSTS WHICH WOULD HARM OUR BUSINESS.



     The manufacture of some of our products involves the use, transportation, storage and disposal of hazardous or toxic materials and is subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. We currently incur costs to comply with the environmental laws and regulations applicable to our operation and these costs may become more significant. In addition, our failure to comply with environmental laws and regulations and any costs associated with the unexpected and unintended releases of hazardous or toxic substances by us into the environment, or at disposal sites used by us, could expose us to substantial liability in the form of fines, penalties, remediation costs or other damages, or could lead to a shutdown of some of our operations. In addition, we are responsible for a portion of the decommissioning, waste storage and disposal costs associated with the Cardiff facility, which could result in a significant liability.

RISKS RELATED TO OUR INDUSTRY

     USE OF GENOMICS INFORMATION TO DEVELOP OR COMMERCIALIZE PRODUCTS IS
UNPROVEN.


     The development of new drugs and the diagnosis of disease based on genomic information is unproven. Few therapeutic or diagnostic products based on genomic discoveries have been developed and commercialized. If our customers are unsuccessful in developing and commercializing products based on our products or services, we and our customers may be unable to generate sufficient revenues and our business may suffer as a result. Development of genomics-based products will be subject to risks of failure, in that such products:


      --   may be found to be toxic;

      --   may be ineffective;

      --   may fail to receive regulatory approvals;

      -- may fail to be developed prior to the successful marketing of similar products by competitors; or

      --   may infringe on proprietary rights of third parties.

     IF ETHICAL AND OTHER CONCERNS SURROUNDING THE USE OF GENETIC INFORMATION BECOME WIDESPREAD, THERE MAY BE LESS DEMAND FOR OUR KEY PRODUCTS.


     Genetic testing has raised ethical issues regarding confidentiality and the appropriate use of the resulting information. For these reasons, governmental authorities may call for limits on, or regulation of, the use of genetic testing, or they may prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. The development of products based on the use of genetic information represents a significant market opportunity for our drug discovery business. Any of the scenarios mentioned above could reduce the potential market for our products, which could seriously harm our business.



     REDUCTIONS IN RESEARCH AND DEVELOPMENT BUDGETS AND CAPITAL SPENDING POLICIES OF OUR CUSTOMERS MAY REDUCE OUR SALES. REDUCTIONS IN GOVERNMENT FUNDING OF LIFE SCIENCE RESEARCH MAY ALSO REDUCE DEMAND FOR OUR PRODUCTS.



     A significant portion of our products such as our MegaBACE(TM) DNA sequencing systems or our bioprocess systems are capital purchases for our customers, which include pharmaceutical, biotechnology and agrochemical companies, research institutes, universities and medical research centers. Fluctuations in the research and development budgets or capital spending policies of these organizations could have a significant effect on the demand for our products. Research and development budgets and capital spending policies fluctuate due to changes in available resources, spending priorities and institutional budgetary policies. Any significant decrease in life sciences research and development expenditures by our customers could seriously damage our business.



     A significant portion of our sales are to researchers, universities, government laboratories and private foundations whose funding is dependent upon both the level and timing of funding from government sources. Also, a portion of our direct revenues comes from the National Institutes of Health, or NIH, Small Business Innovation Research grant fund. As a result, the timing and amount of revenues from these sources may vary significantly due to factors that can be difficult to foresee. Although the level of research funding has increased during the past several years, grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. Government funding of research and development is subject to the political process, which is inherently unpredictable. Also, government proposals aiming to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. If researchers were not able to obtain, for any extended period, government funding necessary to purchase our products or if there is a decrease in overall research funding, that could reduce our sales and damage our business.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY


     THE SCOPE OF OUR ISSUED PATENTS MAY NOT PROVIDE US WITH ADEQUATE PROTECTION OF OUR INTELLECTUAL PROPERTY, WHICH WOULD HARM OUR COMPETITIVE POSITION. THE MEASURES THAT WE RELY UPON IN ADDITION TO PATENTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATE TO PROTECT OUR PRODUCTS AND SERVICES AND COULD AFFECT OUR ABILITY TO COMPETE.



     Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. The United States federal courts or equivalent national courts or patent offices elsewhere may invalidate our patents or find them unenforceable. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, we may not be able to commercialize our technologies, products or services and our competitors could commercialize our technologies.



     We also rely on a combination of trade secrets, copyrights and trademarks, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we generally require employees, collaborators, consultants and other third parties to enter into confidentiality agreements where appropriate, it is not always possible to enforce these arrangements.



     Monitoring the unauthorized use of our technology is difficult, and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property for any of the above reasons could harm our ability to protect our rights and our competitive position.


     WE ARE INVOLVED IN PENDING INTELLECTUAL PROPERTY DISPUTES AND MAY IN THE FUTURE BECOME INVOLVED IN SIMILAR DISPUTES REGARDING OUR PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN THE FORFEITURE OF THESE RIGHTS, EXPOSE US TO SIGNIFICANT LIABILITY AND DIVERT MANAGEMENT'S FOCUS.


     In order to protect or enforce our patent rights, we may need to initiate patent litigation against third parties. In addition, we have been and may in the future be sued by third parties alleging that we are infringing their intellectual property rights. These lawsuits are expensive, take significant time and divert management's focus from other business concerns. These lawsuits could result in the invalidation or limitation of the scope of our patents, forfeiture of the rights associated with our patents or an injunction preventing us from selling any allegedly infringing product. In addition, we may not prevail or a court may find damages or award other remedies in favor of our opposing party in any of these suits. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our stock to decline.



     We are currently involved in litigation with the Applied Biosystems Group and the Celera Genomics Group of Applera Corporation regarding the infringement of several patents, both as plaintiff and defendant. You should read "Business--Legal Proceedings" for a description of these lawsuits. We may not be successful in this litigation. An adverse determination in, or settlement of these lawsuits could involve:



      --  one or more of our patents being found invalid or unenforceable;



      --  the payment of significant monetary damages by us;



      -- a redesign of some of our products, including our MegaBACE(TM) DNA sequencing systems; and/or



      -- if redesign is not possible, the inability to further sell the infringing product.



These lawsuits, which have been continuing for some time, are costly and will continue to require the attention of some members of our management. Further, the existence of these suits may damage our reputation and cause customers or potential customers to question our ability to manufacture and deliver our products. The resulting liability from this litigation, if any, may have a material effect on our results of operations or cash flows.



     Many of our products are based on complex, rapidly-developing technologies. Although we try to identify all relevant third party patents, these products could be developed by us without knowledge of published or unpublished patent applications that cover some aspect of these technologies. Our industry has experienced intensive enforcement of intellectual property rights by litigation and licensing. If we are found to be infringing the intellectual property of others, we could be required to stop the infringing activity, or we may be required to design around or license the intellectual property in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our products and services, which could result in reduced revenue.

RISKS RELATED TO THIS OFFERING AND THE COMMON STOCK


     NYCOMED AMERSHAM AND PHARMACIA, OUR PRINCIPAL SHAREHOLDERS, WILL CONTINUE TO EXERT CONTROL OVER US AND MAY NOT MAKE DECISIONS THAT ARE IN THE BEST INTEREST OF OTHER SHAREHOLDERS.



     After the completion of this offering, our two principal shareholders, Nycomed Amersham and Pharmacia, will respectively control 49.5% and 41.8% of our capital stock and 46.8% and 45.0% of our voting rights. They also have subscription rights allowing them to maintain their ownership levels in the future. Nycomed Amersham also has the right to acquire shares of our common stock from Pharmacia beginning in July 2002, which could result in it holding more than a majority of our outstanding voting stock. Nycomed Amersham will continue to consolidate us in its group because of its control of our board of directors. Nycomed Amersham and Pharmacia will control the outcome of actions requiring the approval of our shareholders and each will also be able to block those actions, because our bylaws require shareholders voting two-thirds of our outstanding shares to approve activities requiring shareholder approval, including the approval of significant corporate transactions. Our bylaws also provide, subject to Nycomed Amersham and Pharmacia maintaining specified ownership levels, that the composition of our board of directors will consist of six directors appointed by Nycomed Amersham, two directors appointed by Pharmacia and three independent directors. This concentration of ownership may delay or prevent a change of control of ownership of our company, or a change in our management, even when the change may be in the best interest of our other shareholders. Our certificate of incorporation, by-laws and the shareholders agreement will allow our principal shareholders to retain control until they decide they no longer want to control us.



     Nycomed Amersham intends to continue to allow our current management to conduct our business and operations as we have done in the past, but could institute a new business plan in the future. Pharmacia also has a veto right on our ability to issue new equity securities until April 1, 2002 and over significant issuances of debt securities. In addition, through existing intra-group credit facilities and a letter of support, as well as a committed loan facility that we may enter into with Nycomed Amersham after the completion of this offering, Nycomed Amersham is our major creditor and will remain so after this offering. The interests of Nycomed Amersham and Pharmacia may conflict with our interests as a company or the interests of other shareholders. For additional information you should read "Relationship with Nycomed Amersham and Pharmacia--The Shareholders' Agreement."



     Our certificate of incorporation includes provisions relating to competition with us by Nycomed Amersham and Pharmacia, allocations of corporate opportunities and provisions limiting the liability of our directors. Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock will be deemed to have consented to the provisions in the certificate of incorporation relating to competition with Nycomed Amersham and Pharmacia, conflicts of interest, corporate opportunities and intercompany agreements. This consent may restrict a shareholder's ability to challenge transactions carried out in compliance with these provisions. Our directors and/or officers who are also directors and/or officers of Nycomed Amersham and Pharmacia may choose to take action that might not be viewed as favorable to us in reliance on those provisions.

     YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IF THE MARKET PRICE OF OUR COMMON STOCK FALLS BELOW THE INITIAL PUBLIC OFFERING PRICE.


     Prior to this offering, there has been no public market for our common stock. We will negotiate the initial public offering price with the underwriters. The initial public offering price may bear no relationship to the price at which the common stock will trade after the completion of this offering. An active or liquid public market for our common stock may not develop or be sustained after this offering, and the market price could fall below the initial public offering price. As a result, you could lose all or part of your investment.


     The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

      --   actual or anticipated fluctuations in our operating results;

      -- changes in expectations as to our future financial performance or changes in financial estimates of market analysts;

      -- the operating and stock price performance of other comparable companies;

      -- conditions or trends in the biotechnology, pharmaceutical and genomics industries;


      -- our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;


      -- announcements of technological innovations or new commercial products by us or our competitors;

      --   developments concerning proprietary rights, including patents;

      --   regulatory developments in the United States and foreign countries;

      --   public concern as to the safety of biotechnology products; and

      --   additions or departures of key personnel.

     In addition, the stock market in general, the Nasdaq National Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may significantly affect the market price of our common stock, regardless of our operating performance. You should read the "Underwriters" section for a more complete discussion of the factors to be considered in determining the initial public offering price.

     YOU WILL SUSTAIN SUBSTANTIAL DILUTION OF THE NET TANGIBLE BOOK VALUE OF THE COMMON STOCK YOU PURCHASE IN THIS OFFERING.


     The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering you will pay a price per share that substantially exceeds the value of our assets after subtracting our liabilities. You will also contribute 41.7% of the total amount to fund our company but will only own 8.7% of the common shares outstanding (or 10.0% if the underwriters exercise the over-allotment option). For additional information you should read "Dilution."


     ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS.

     Some investors favor companies that pay dividends, particularly during market downturns. We currently intend to retain any future earnings for funding growth and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit. For additional information, you should read "Dividends."

     FUTURE SALES BY OUR PRINCIPAL SHAREHOLDERS MAY DEPRESS THE PRICE OF OUR COMMON STOCK AND LIMIT OUR ABILITY TO RAISE FUNDS IN NEW EQUITY OFFERINGS.



     Sales of a substantial number of shares of our common stock in the public market following this offering could reduce the market price of our common stock. Any reduction in our share price may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.



     We, Nycomed Amersham, Pharmacia and our directors and officers have agreed, pursuant to lock-up agreements, not to sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. After the expiration of the lock-up agreements, the shares subject to lock-up agreements may be sold in the public market, subject to compliance with SEC rules. See "Shares Eligible For Future Sale."



     In addition, Nycomed Amersham and Pharmacia will be entitled to registration rights with respect to our common shares held by them, beginning 180 days after the date of the reorganization. Upon registration, these shares may be freely sold in the public market. You should read "Shares Eligible for Future Sale" for more information.

                           FORWARD-LOOKING STATEMENTS


     Some of the information in this prospectus, including the above "Risk Factors" section, contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "project," and "continue" or similar words. You should read statements that contain these words carefully because they:


      --   discuss our future expectations;

      -- contain projections of our future results of operations or of our financial condition; or

      --   state other "forward-looking" information.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition. Except as otherwise required by federal securities laws, we have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, changed circumstances or any other reason after the date of this prospectus.

                                USE OF PROCEEDS


     We will receive net proceeds from this offering of about $272.3 million, or about $313.1 million if the underwriters exercise their over-allotment option in full. If the over-allotment option is not exercised Nycomed Amesham will subscribe for those shares resulting in net proceeds of $316.0 million. We will use approximately $270.6 million to repay indebtedness owed to Nycomed Amersham, which had an average interest rate of 5.9% as of December 31, 2000. We will use the balance of the net proceeds for general corporate purposes. Except as otherwise disclosed in this prospectus, we currently do not have any material commitments or agreements for any acquisitions or investments.


                                   DIVIDENDS


     We have never declared or paid any cash dividends on our capital stock. We do not anticipate that our policy will change when our shares become publicly traded. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business.

                                 CAPITALIZATION


     The following table sets forth our historical short-term debt and total capitalization as of December 31, 2000.



     The pro forma column shows the effect of the following transactions which are part of the reorganization, as if they had taken place at December 31, 2000:



      -- conversion of APBiotech Ltd.'s redeemable preferred stock by our principal shareholders into APBiotech Ltd.'s common stock based on the mid-point of the range for our initial public offering.



      -- an additional capital contribution of approximately $149.0 million from our principal shareholders, the proceeds of which will be used to repay short-term debt due to Nycomed Amersham.



      -- the exchange by our principal shareholders of their capital stock in APBiotech Ltd. for our common shares and our issuance of three 20-year loan notes to Nycomed Amersham in an amount equal to the gross proceeds of this offering. The amount of the loan notes will be initially calculated based on the sale of 10% of the Company's common shares in this offering.



     The pro forma as adjusted column gives effect to the transactions described above as well as this offering and the use of the net proceeds we will receive as described under "Use of Proceeds." You should read this table in conjunction with the unaudited pro forma condensed financial statements and consolidated financial statements and notes to those consolidated financial statements appearing elsewhere in this prospectus.



                                                                  AS OF DECEMBER 31, 2000
                                                             ----------------------------------
                                                                                   PRO FORMA AS
                                                             ACTUAL    PRO FORMA   ADJUSTED(1)
                                                             -------   ---------   ------------
                                                              (IN MILLIONS, EXCEPT SHARE DATA)
Short-term debt due to unrelated parties...................  $   1.0    $   1.0      $   1.0
Short-term debt due to Nycomed Amersham....................    453.9      304.9         34.3
                                                             -------    -------      -------
     Total short-term debt.................................  $ 454.9    $ 305.9      $  35.3
                                                             =======    =======      =======
Long-term debt due to unrelated parties....................  $   4.8    $   4.8      $   4.8
Long-term debt due to Nycomed Amersham.....................       --      334.9        291.2
Redeemable preferred stock, $1.62 par value per share,
  67,916,327 shares issued and outstanding.................    131.3         --           --
Stockholders' equity:
  Common stock, $1.62 par value per share, 1,000,000 shares
     authorized, issued and outstanding....................      1.6         --
  Common stock, $.01 par value per share, 300,000,000
     shares authorized; 0 shares outstanding, actual;
     100,413,689 shares outstanding, pro forma; 121,343,689
     shares outstanding, pro forma as adjusted.............       --        1.0          1.2
  Class B common stock, $.01 par value per share,
     200,000,000 shares authorized; 0 shares outstanding,
     actual; 87,285,484 shares outstanding, pro forma;
     87,285,484 shares outstanding pro forma as adjusted...       --        0.9          0.9
  Additional paid-in capital...............................    448.8      361.0        676.8
Retained deficit...........................................   (133.9)    (133.9)      (133.9)
Unearned compensation expense..............................     (5.9)      (5.9)        (5.9)
Accumulated other comprehensive (loss).....................     14.6       14.6         14.6
                                                             -------    -------      -------
     Total stockholders' equity............................    325.2      237.7        553.7
                                                             -------    -------      -------
     Total capitalization..................................  $ 461.3    $ 577.4      $ 849.7
                                                             =======    =======      =======

------------

(1)If the underwriters do not exercise their over-allotment option, Nycomed Amersham will purchase the over-allotment shares and the proceeds of $43.7 million will be used to pay down the loan notes. If the underwriters exercise their over-allotment option, long-term debt due to Nycomed Amersham will remain at $334.9 million. Additional paid-in capital will decrease to $674.0 million and stockholders' equity will decrease to $550.9 million.



     We, Nycomed Amersham and Pharmacia have entered into an agreement under which they have agreed to provide us with financial support of up to $500.0 million, which could be provided in the form of additional capital contributions or loans. This agreement expires on the effective date of the offering. Upon completion of this offering, we intend to enter into a committed long-term loan facility to replace our current short-term facility.



     Our new committed long-term loan facility may also be with Nycomed
Amersham.

                                    DILUTION


     Our net tangible book value (deficit) as of December 31, 2000 was $(161.7) million, or $(161.70) per common share (assuming one million common shares outstanding). Net tangible book value per share is determined by dividing our tangible net worth, total assets less goodwill, other intangibles, total liabilities and the redeemable preferred stock by the aggregate number of common shares outstanding. After giving effect to the reorganization our pro forma net tangible book value as of December 31, 2000 was $(249.2) million, or $(1.33) per common share (assuming 187,699,173 common shares outstanding). Following our sale of the 18,200,000 shares of common stock in this offering, and the purchase of shares reserved for the over-allotment option by Nycomed Amersham at an assumed initial public offering price of $16.00 per share, (the mid-point of our price range) and the receipt and application of the net proceeds from this offering, our pro forma net tangible book value as of December 31, 2000 would have been $66.8 million, or $0.32 per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $1.65 per share and an immediate dilution to new investors of $15.68 per share. The following table illustrates this per share dilution:



Initial public offering price per share.....................  $  16.00
  Net tangible book value (deficit) per share as of December
     31, 2000...............................................   (161.70)
  Increase in net tangible book value per share following
     capital contribution and preferred stock conversion....    270.87
  Decrease in net tangible book value per share following
     adjustments for the remainder of the reorganization....   (110.50)
                                                              --------
  Pro forma net tangible book value per share after the
     reorganization.........................................     (1.33)
  Increase in pro forma net tangible book value per share
     attributable to this offering..........................      1.65
Pro forma net tangible book value per share after this
  offering..................................................      0.32
                                                              --------
Dilution in the pro forma net tangible book value per share
  to new investors..........................................  $  15.68
                                                              ========



     The following table sets forth, on a pro forma basis as of December 31, 2000, giving effect to the reorganization and this offering, the number of shares of common stock purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by our existing shareholders and by the new investors in this offering, at an assumed initial public offering price of $16.00 per share (the mid-point of our offering price range), before deducting estimated underwriting discounts and commissions and offering expenses payable by us. The following table assumes no exercise of the underwriters' over-allotment option and that Nycomed Amersham subscribes for these additional shares:



                                       SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                     --------------------    ---------------------      PRICE
                                       NUMBER         %         AMOUNT         %      PER SHARE
                                     -----------    -----    ------------    -----    ---------
Existing shareholders..............  190,429,173     91.3%   $406,580,000     58.3%    $ 2.14
New investors......................   18,200,000      8.7     291,200,000     41.7      16.00
                                     -----------    -----    ------------    -----
     Total.........................  208,629,173    100.0%   $697,780,000    100.0%      3.34
                                     ===========    =====    ============    =====

     The following table is prepared on the same basis as the table above except for the assumption that the over-allotment option is exercised and therefore Nycomed Amersham does not purchase any additional shares.



                                       SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                     --------------------    ---------------------      PRICE
                                       NUMBER         %         AMOUNT         %      PER SHARE
                                     -----------    -----    ------------    -----    ---------
Existing shareholders..............  187,699,173     90.0%   $362,900,000     52.0%    $ 1.93
New investors......................   20,930,000     10.0     334,880,000     48.0      16.00
                                     -----------    -----    ------------    -----
     Total.........................  208,629,173    100.0%   $697,780,000    100.0%      3.34
                                     ===========    =====    ============    =====

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


     The unaudited pro forma condensed financial statements set forth below consist of an unaudited pro forma condensed balance sheet as of December 31, 2000 and an unaudited pro forma condensed statement of operations for the year ended December 31, 2000.



     The unaudited pro forma condensed balance sheet has been prepared assuming that the following transactions occurred on December 31, 2000:



      -- Nycomed Amersham and Pharmacia made additional capital contributions in the aggregate to APBiotech Ltd. of approximately $149.0 million. APBiotech will use the proceeds from the capital contribution to repay a portion of the amounts due under the uncommitted credit facility with Nycomed Amersham;



      -- Nycomed Amersham and Pharmacia converted all of the 8% redeemable preferred stock of APBiotech Ltd. into shares of APBiotech Ltd. common stock;



      -- Nycomed Amersham exchanged its interest in APBiotech Ltd. for an equity interest in us plus three 20-year notes in an aggregate amount equivalent to the expected gross proceeds from this offering; The aggregate principal amount of the loan notes was determined based on the sale of 10% of the Company's common shares in this offering. If the underwriters do not exercise the over-allotment option, Nycomed Amersham will purchase the over-allotment shares and the proceeds of $43.7 million will be used to pay down the loan notes. and



      -- Pharmacia, except for its German subsidiary's retained interest in APBiotech Ltd., exchanged its interest in APBiotech Ltd. for an equity interest in us.



     The "Pro forma as Adjusted" amounts include the effects of this offering as follows:



      -- The receipt of $316.0 million in net proceeds from the offering, consisting the sale of 18,200,000 shares at $16.00 per share and the purchase of 2,730,000 over-allotment shares by Nycomed Amersham at $16.00 per share pursuant to its obligation to purchase those shares if the underwriters do not.



      -- The repayment of $270.6 million of short-term debt due to Nycomed Amersham with the net proceeds from the offering.



      -- The repayment of $43.7 million of the long-term debt issued in the reorganization with the proceeds from Nycomed Amersham's purchase of the over-allotment shares.



     The unaudited pro forma condensed statements of operations have been prepared assuming that the above transactions occurred on January 1, 2000.



     The unaudited pro forma condensed balance sheet is not necessarily indicative of our actual financial position had the transactions occurred on December 31, 2000, and is not intended to project our financial position for any future date. Similarly, the unaudited pro forma condensed statements of operations are not intended to represent what our operating results would actually have been for the periods indicated or to project our operating results for any future period. The pro forma adjustments are based on currently available information and assumptions that our management believes are reasonable. These unaudited pro forma condensed financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those financial statements appearing elsewhere in this prospectus.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                           AS OF DECEMBER 31, 2000
                                -----------------------------------------------------------------------------
                                                          ADJUSTMENTS                ADJUSTMENTS
                                                              FOR                      FOR THE
                                           ADJUSTMENTS     PREFERRED                  REMAINDER
                                           FOR CAPITAL       STOCK      REPAYMENT       OF THE         PRO
                                 ACTUAL    CONTRIBUTION   CONVERSION     OF DEBT    REORGANIZATION    FORMA
                                --------   ------------   -----------   ---------   --------------   --------
                                                                (IN MILLIONS)
ASSETS:
Current assets:
  Cash and cash equivalents
    with third parties........  $   20.7                                                             $   20.7
  Cash and cash equivalents
    with related parties......      21.5       149.0(A)                   (149.0)(A)                     21.5
                                --------      ------        -------      -------                     --------
  Total cash and cash
    equivalents...............      42.2       149.0                      (149.0)                        42.2
  Trade receivables...........     241.4          --                                                    241.4
Inventories...................     133.6          --                                                    133.6
Other current assets..........      63.3          --                                                     63.3
Property, plant and equipment,
  net.........................     235.6          --                                                    235.6
Intangible assets, net........     486.9          --                                                    486.9
Other non-current assets......      65.8          --                                                     65.8
                                --------      ------        -------      -------                     --------
Total assets..................  $1,268.8      $149.0                                                 $1,268.8
                                ========      ======        =======      =======                     ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Short-term debt with third
    parties...................  $    1.0                                                             $    1.0
  Short-term debt with related
    parties...................     453.9                                  (149.0)(A)                    304.9
                                --------      ------        -------      -------                     --------
  Total short-term debt.......     454.9                                  (149.0)                       305.9
  Accounts payable............      62.9                                                                 62.9
  Accrued liabilities.........      85.7                                                                 85.7
  Other current liabilities...      70.4                                                                 70.4
                                --------      ------        -------      -------                     --------
Total current liabilities.....     673.9                                  (149.0)                       524.9
  Long term debt with third
    parties...................       4.8                                                                  4.8
  Long term debt to Nycomed
    Amersham..................        --                                                 334.9(C)       334.9
                                --------      ------        -------      -------                     --------
  Total long term debt........       4.8                                                 334.9          339.7
  Employee benefit
    obligations...............      58.8                                                                 58.8
  Other non-current
    liabilities...............      74.8                                                  32.9(C)       107.7
                                --------      ------        -------      -------                     --------
Total liabilities.............     812.3                                  (149.0)        379.0        1,031.1
                                --------      ------        -------      -------                     --------
  Redeemable preferred
    stock.....................     131.3                     (131.3)(B)
Stockholders' equity..........
  Class A common stock/ Common
    stock.....................       0.9                                                   0.1(C)         1.0
  Class B common stock........       0.7                                                   0.2(C)         0.9
Additional paid-in capital....     448.8       149.0(A)       131.3(B)                  (368.1)(C)      361.0
Retained deficit..............    (133.9)                                                              (133.9)
Unearned compensation
  expense.....................      (5.9)                                                                (5.9)
Accumulated other
  comprehensive income
  (loss)......................      14.6                                                                 14.6
                                --------      ------        -------      -------                     --------
Total stockholders' equity....     325.2       149.0          131.3                     (367.8)         237.7
                                --------      ------        -------      -------                     --------
Total liabilities and
  stockholders' equity........  $1,268.8      $149.0             --      $(149.0)           --       $1,268.8
                                ========      ======        =======      =======       =======       ========

                                    AS OF DECEMBER 31, 2000
                                -------------------------------

                                 EFFECT                  PRO
                                 OF THE    REPAYMENT   FORMA AS
                                OFFERING    OF DEBT    ADJUSTED
                                --------   ---------   --------
                                         (IN MILLIONS)
ASSETS:
Current assets:
  Cash and cash equivalents
    with third parties........                         $   20.7
  Cash and cash equivalents
    with related parties......    316.0(I)   (314.3)(5)     23.2
                                 ------     -------    --------
  Total cash and cash
    equivalents...............    316.0      (314.3)       43.9
  Trade receivables...........                            241.4
Inventories...................                            133.6
Other current assets..........                             63.3
Property, plant and equipment,
  net.........................                            235.6
Intangible assets, net........                            486.9
Other non-current assets......                             65.8
                                 ------     -------    --------
Total assets..................   $316.0     $(314.3)   $1,270.5
                                 ======     =======    ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Short-term debt with third
    parties...................                         $    1.0
  Short-term debt with related
    parties...................               (270.6)(J)     34.3
                                 ------     -------    --------
  Total short-term debt.......               (270.6)       35.3
  Accounts payable............                             62.9
  Accrued liabilities.........                             85.7
  Other current liabilities...                             70.4
                                 ------     -------    --------
Total current liabilities.....               (270.6)      254.3
  Long term debt with third
    parties...................                              4.8
  Long term debt to Nycomed
    Amersham..................                (43.7)(J)    291.2
                                 ------     -------    --------
  Total long term debt........                 43.7       296.0
  Employee benefit
    obligations...............                             58.8
  Other non-current
    liabilities...............                            107.7
                                            -------    --------
Total liabilities.............               (314.3)      716.8
                                            -------    --------
  Redeemable preferred
    stock.....................
Stockholders' equity..........
  Class A common stock/ Common
    stock.....................      0.2(I)                  1.2
  Class B common stock........                              0.9
Additional paid-in capital....    315.8(I)                676.8
Retained deficit..............                           (133.9)
Unearned compensation
  expense.....................                             (5.9)
Accumulated other
  comprehensive income
  (loss)......................                             14.6
                                 ------     -------    --------
Total stockholders' equity....    316.0                   553.7
                                 ------     -------    --------
Total liabilities and
  stockholders' equity........   $316.0     $(314.3)   $1,270.5
                                 ======     =======    ========

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS


                                        FOR THE YEAR ENDED DECEMBER 31, 2000
                         -------------------------------------------------------------------
                                                                               ADJUSTMENTS
                                                   ADJUSTMENTS                   FOR THE
                                   ADJUSTMENTS    FOR PREFERRED                 REMAINDER
                                   FOR CAPITAL        STOCK       REPAYMENT       OF THE
                         ACTUAL    CONTRIBUTION    CONVERSION      OF DEBT    REORGANIZATION
                         -------   ------------   -------------   ---------   --------------
Net sales..............  $ 927.0         --             --            --              --
Cost of goods sold.....   (425.1)        --             --            --              --
Gross profit...........    501.9         --             --            --              --
Selling, general and
  administrative
  expenses.............   (366.3)        --             --            --              --
Purchased in-process
  research and
  development..........     (3.2)        --             --            --              --
Research and
  development
  expenses.............   (112.2)        --             --            --              --
Other operating
  income...............      2.8         --             --            --              --
                         -------       ----           ----          ----          ------
Interest income with
  third parties........      2.2         --             --            --              --
Interest income with
  related parties......      0.9         --             --            --              --
                         -------
Total interest
  income...............      3.1
Interest expense with
  third parties........     (3.2)        --             --            --              --
Interest expense with
  related parties......    (26.9)        --             --           8.8(D)        (27.8) (F)
                         -------                                    ----          ------
Total interest
  expense..............    (30.1)        --             --           8.8           (27.8)
Income (loss) before
  taxes and minority
  interest.............     (4.0)                                    8.8           (27.8)
Minority interest, net
  of tax...............     (0.3)                                                    1.6(G)
Benefit (provision) for
  income taxes.........    (14.0)        --             --          (3.3)(E)        10.6(H)
                         -------       ----           ----          ----          ------
Net income (loss)......    (18.3)        --             --           5.5           (15.6)
                         =======       ====           ====          ====          ======
Preferred stock
  dividend.............     (9.4)                      9.4            --              --
                         -------       ----           ----          ----          ------
Net income (loss)
  available to common
  stockholders.........  $ (27.7)        --           $9.4          $5.5          $(15.6)
                         -------       ----           ----          ----          ------
Earnings per share
  basic and diluted....  $(27.70)        --             --            --              --
                         -------
Weighted average shares
  outstanding..........      1.0

                             FOR THE YEAR ENDED DECEMBER 31, 2000
                         --------------------------------------------

                                      EFFECT                   PRO
                            PRO       OF THE    REPAYMENT    FORMA AS
                           FORMA     OFFERING    OF DEBT     ADJUSTED
                         ---------   --------   ----------   --------
Net sales..............  $   927.0       --             --   $ 927.0
Cost of goods sold.....     (425.1)      --             --    (425.1)
Gross profit...........      501.9       --             --     501.9
Selling, general and
  administrative
  expenses.............     (366.3)      --             --    (366.3)
Purchased in-process
  research and
  development..........       (3.2)      --             --      (3.2)
Research and
  development
  expenses.............     (112.2)      --             --    (112.2)
Other operating
  income...............        2.8       --             --       2.8
                         ---------     ----     ----------   -------
Interest income with
  third parties........        2.2       --             --       2.2
Interest income with
  related parties......        0.9                               0.9
                         ---------                           -------
Total interest
  income...............        3.1                               3.1
Interest expense with
  third parties........       (3.2)      --                     (3.2)
Interest expense with
  related parties......      (45.9)      --        16.0(K)     (26.3)
                                                    3.6(L)
                         ---------              ----------   -------
Total interest
  expense..............      (49.1)      --           19.6     (29.5)
Income (loss) before
  taxes and minority
  interest.............      (23.0)      --           19.6      (3.4)
Minority interest, net
  of tax...............        1.3       --             --       1.3
Benefit (provision) for
  income taxes.........       (6.7)      --           (7.4)(M)   (14.1)
                         ---------     ----     ----------   -------
Net income (loss)......      (28.4)      --           12.2     (16.2)
                         =========     ====     ==========   =======
Preferred stock
  dividend.............         --       --             --        --
                         ---------     ----     ----------   -------
Net income (loss)
  available to common
  stockholders.........  $   (28.4)      --     $     12.2     (16.2)
                         ---------     ----     ----------   -------
Earnings per share
  basic and diluted....  $   (0.15)      --             --   $ (0.08)
                         ---------                           -------
Weighted average shares
  outstanding..........      187.7                             208.6

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


(A) Reflects an additional capital contribution of $149.0 million, representing 45,856 shares of APBiotech Ltd., from Nycomed Amersham ($82.0 million) and Pharmacia ($67.0 million) and the use of those proceeds to repay amounts due under the existing uncommitted credit facility with Nycomed Amersham.



(B) Reflects the conversion of all outstanding 8% redeemable convertible preferred stock of APBiotech Ltd., including accrued dividends, which is held by Nycomed Amersham ($72.2 million) and Pharmacia ($59.1 million) into 40,531 shares of APBiotech Ltd., and the pro forma elimination of the preferred stock dividend, on the basis that the conversion occurred on January 1, 2000.



(C) Reflects the exchange by Pharmacia of a 39.6% interest in APBiotech Ltd. for a 46.5% interest in APBiotech Inc, the exchange by Nycomed Amersham of a 55.0% interest in APBiotech Ltd. for a 53.5% interest in APBiotech Inc, the issuance by APBiotech Inc of three 20 year loan notes with a combined aggregate principal amount of $334.9 million to Nycomed Amersham, and the establishment of minority interest of $32.9 million for the 5.4% direct interest in APBiotech Ltd. retained by Pharmacia's German subsidiary.



    The aggregate principal amount of the loan notes was determined based on the sale of 10% of the Company's common shares in this offering. If the underwriters do not exercise their over-allotment option, Nycomed Amersham will purchase the over-allotment shares and the proceeds of $43.7 million will be used to pay down the loan notes. If the underwriters exercise the over-allotment option, the net proceeds of this offering will be $313.1 million, in which case Nycomed Amersham would not subscribe for any further shares as part of this transaction. The minority interest was determined using the 5.4% of APBiotech Ltd.'s stockholders' equity.



(D) Reflects the reduction in interest on existing debt outstanding under the uncommitted credit facility with Nycomed Amersham as if the proceeds from the additional capital contribution in (A) above had been received on January 1, 2000. The interest savings were computed using the $149.0 million from the capital contribution at the average borrowing rate of 5.93% for the year ended December 31, 2000 under the Nycomed Amersham facility. The effect of a .125% change in the interest rate would be a change in the adjustment to interest expense of $.2 million.



(E) Reflects incremental income tax on the higher pre-tax income as a result of the reduced interest expense in (D) above. The additional tax expense was computed using the interest savings of $8.8 million at the combined U.S. federal and state statutory tax rate of 38.0%.



(F) Reflects interest expense on the long-term loan notes issued to Nycomed Amersham computed using the expected gross proceeds of $334.9 million, based on the mid-point of the offering range, and a blended average interest rate of 8.3%, based on the terms of the notes and APBiotech Inc's expected credit rating. The effect of a .125% change in the blended average interest rate would be a change in the adjustment to interest expense of $.4 million.



(G) Reflects the minority interest for the 5.4% interest in APBiotech Ltd. held directly by Pharmacia's German subsidiary applied to the actual net loss and the interest savings, post-tax from the debt repayment in (D) and (E) above.



(H) Reflects a reduction in income tax expense due to lower pre-tax income as a result of the additional interest expense in (F) above. The reduction in income tax expense was computed using the interest expense of $28.7 million at the combined U.S. federal and state statutory tax rate of 38.0%.



(I) Reflects the completion of the offering and the purchase by Nycomed Amersham of the shares reserved for the over-allotment option, assuming the mid-point of the offering range. The net proceeds of $316.0 million are after the deduction of the underwriting discounts and commissions.



(J) Reflects the use of the net proceeds from (I) above to prepay $43.7 million of the loan notes issued in the reorganization, the amount equal to the proceeds received from Nycomed Amersham purchasing the shares reserved for the over-allotment option, and the use of the net proceeds from the offering to repay $270.6 million of the amounts due under the existing uncommitted credit facility from Nycomed Amersham. The remainder of the net proceeds of $1.7 million will be placed on deposit with Nycomed Amersham pending use for general corporate purposes.



(K) Reflects the reduction in interest expense on existing debt outstanding under the uncommitted facility with Nycomed Amersham as if the net proceeds from the offering in (J) above had been received on January 1, 2000. The interest savings were computed using the debt repayment of $270.6 million at an average borrowing rate of 5.93% for the year ended December 31, 2000 under the Nycomed Amersham facility. The effect of a .125% change in the interest rate would be to change the adjustment to interest expense by $.3 million.



(L) Reflects the reduction in interest expense on the loan notes issued in the reorganization as if the repayment in (J) above had been received on January 1, 2000. The interest savings were computed using the debt repayment of $43.7 million at a blended average interest rate of 8.3% based on the terms of the notes and APBiotech Inc's expected credit rating. The effect of a .125% change in the blended average interest rate would be a change in the adjustment to interest expense of $.3 million.



(M) Reflects incremental tax on the higher pre-tax income as a result of the reduced net interest expense from (K), (L) and (M) above. The additional tax expense was computed using the interest savings of $19.6 million at the combined U.S. federal and state statutory tax rate of 38%.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data of APBiotech Ltd. as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 have been derived from the consolidated financial statements of APBiotech Ltd. included in this prospectus. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data as of and for the nine months ended December 31, 1997 are derived from audited consolidated financial statements of APBiotech Ltd. The selected consolidated financial data of Amersham Life Science, a predecessor to APBiotech Ltd. as of and for the twelve months ended March 31, 1997, have been derived from unaudited consolidated financial statements. The financial data set forth below should be read together with "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included in this prospectus.



                                       TWELVE      NINE MONTHS
                                    MONTHS ENDED      ENDED                YEAR ENDED DECEMBER 31,
                                     MARCH 31,     DECEMBER 31,       ---------------------------------
                                      1997(1)        1997(2)          1998(3)       1999         2000
                                    ------------   ------------       -------      -------      -------
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales.........................    $ 260.0        $ 374.2          $ 729.4      $ 864.1      $ 927.0
Cost of goods sold excluding
  inventory fair value
  adjustment......................     (113.6)        (166.2)          (322.3)      (404.4)      (425.1)
Inventory fair value adjustment...         --          (27.4)(4)         (7.0)(5)       --           --
Gross profit......................      146.4          180.6            400.1        459.7        501.9
Selling, general and
  administrative expenses before
  integration costs, non-recurring
  charges and non-cash
  compensation expense............      (80.6)        (145.5)          (268.7)      (306.0)      (353.0)
Integration costs and
  non-recurring charges...........         --          (17.1)(6)        (47.2)(7)    (29.8)(8)     (2.7)(9)
Non-cash compensation expense.....        (.9)          (4.2)            (2.0)         (.9)       (10.6)
Purchased in-process research and
  development.....................         --          (18.0)(10)          --           --         (3.2)(12)
Research and development..........      (20.5)         (32.8)           (67.9)       (89.6)      (112.2)
Other operating income (loss),
  net.............................         --           (1.3)            (3.9)          .7          2.8
                                      -------        -------          -------      -------      -------
Operating income (loss)...........       44.4          (38.3)            10.4         34.1         23.0
Net income (loss).................       25.8          (37.5)           (15.8)        (4.9)       (18.3)
                                      -------        -------          -------      -------      -------
Preferred stock dividend..........         --           (3.7)            (9.3)        (9.9)        (9.4)
                                      -------        -------          -------      -------      -------
Net income (loss) available to
  common stockholders.............    $  25.8        $ (41.2)         $ (25.1)     $ (14.8)     $ (27.7)
                                      =======        =======          =======      =======      =======
Earnings per share, basic and
  diluted.........................    $ 46.91        $(51.50)         $(25.10)     $(14.80)     $(27.70)
OTHER DATA:
EBITDA(12)........................    $  56.9        $ (10.8)         $  76.0      $ 113.9      $ 115.2
Adjusted EBITDA(13)...............       57.8           (6.6)            78.0        114.8        125.8
Depreciation and amortization.....       12.5           25.9             61.8         77.1         89.4

                                          AS OF                  AS OF DECEMBER 31,
                                        MARCH 31,    ------------------------------------------
                                          1997        1997       1998        1999        2000
                                        ---------    ------    --------    --------    --------
                                                             (IN MILLIONS)
BALANCE SHEET DATA:
Total assets..........................   $246.7      $906.5    $1,216.6    $1,241.6    $1,268.8
Total debt............................     10.3       152.3       370.2       410.3       459.7
Redeemable preferred stock............       --       115.7       125.7       132.5       131.3
Total stockholders' equity............    165.4       364.9       334.3       330.0       325.2


------------
 (1) Represents financial data of Amersham Life Science, which was a fully integrated division of Nycomed Amersham prior to the formation of APBiotech.


 (2) Includes results of operations of Pharmacia Biotech from the date of the merger (August 1997).



 (3) Includes results of operations of Molecular Dynamics from the date of acquisition (September 1998)



 (4)Inventory fair value adjustment and related write off of $27.4 million arising from the merger of Pharmacia Biotech.



 (5)Inventory fair value adjustment and related write off of $7.0 million arising from the acquisition of Molecular Dynamics.



 (6)Includes integration costs of $14.3 million and non-recurring charges of $2.8 million relating to the Pharmacia Biotech merger which did not qualify as integration costs. See note 7 to the Consolidated Financial Statements.



 (7)Integration costs of $47.2 million include $6.5 million and $40.7 million, respectively, relating to the Molecular Dynamics acquisition and Pharmacia Biotech merger. See note 7 to the Consolidated Financial Statements.



 (8)Integration costs of $29.8 million include $19.8 million and $10.0 million, respectively, relating to the Molecular Dynamics acquisition and Pharmacia Biotech merger. See note 7 to the Consolidated Financial Statements.



 (9)Integration costs of $2.7 million relate to the Pharmacia Biotech merger. See note 7 to the Consolidated Financial Statements.



(10)The purchased in-process research and development is a non-recurring charge of $18.0 million related to the acquisition of Pharmacia Biotech. See note 6 to the Consolidated Financial Statements.



(11)The purchased in-process research and development is a non-recurring charge of $3.2 million related to the acquisition of Praelux Inc. See note 6 to the Consolidated Financial Statements.



(12) EBITDA is earnings before interest, taxes, depreciation and amortization. Due to the significant acquisitions we made in 1997 and 1998, which have resulted in high levels of goodwill, we believe EBITDA is an appropriate measure for investors to consider when analyzing our business. However, EBITDA should not be considered in isolation by investors as an alternative to operating income measures, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity. EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures of other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles. EBITDA may not be indicative of the historic operating results, nor is it meant to be predictive of potential future results.



(13)Adjusted EBITDA consists of EBITDA as defined in (12) above, adjusted to remove non-cash compensation expense related to employee stock options included within selling, general and administrative expenses. Due to the high levels of non-cash expense related to employee stock options, we believe this measure is appropriate for investors to consider when analyzing our business. However, adjusted EBITDA should not be considered in isolation by investors as an alternative to operating income measures, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity. Adjusted EBITDA presented in this prospectus may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Adjusted EBITDA may not be indicative of the historic operating results, nor is it meant to be predictive of potential future results.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                           AND RESULTS OF OPERATIONS


     The following management's discussion and analysis should be read with the "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere.

OVERVIEW

  COMPANY BACKGROUND


     General. We are a leading global provider of biotechnology systems, products and services used in gene and protein research, drug discovery and development, and biopharmaceutical manufacturing.



     Operating segments. We manage our business along three principal business segments: drug discovery, separations and laboratory products. In addition to these principal segments we have service and agency businesses which we include in the service, agency and other segment.



      -- Drug discovery--this business provides products which improve the effectiveness of life science and pharmaceutical research and development, and speed to market for drugs. Principal products in this business are the MegaBACE(TM) DNA sequencing system, the LEADseeker(TM) drug screening system and the Ettan(TM) range of proteomics systems.



      -- Separations--this business provides products for use in the purification and production of biopharmaceuticals on a large scale and for separating proteins during the research stage in laboratories. Products in this business include Sepharose(TM), a leading brand of separations media and AKTA(TM) chromatography systems.



      -- Laboratory products--this business provides tools and technical knowledge for use in the purification, detection, and analysis of biological molecules by life science researchers. Our broad range of products include low throughput sequencing instruments and reagents, scanning and electrophoresis instruments, molecular biology products, reagents for protein analysis and radiochemicals.



      -- Service, agency and other--this business includes our service and agency businesses and other miscellaneous businesses. Our service business is responsible for the installation, where appropriate, of instruments and systems which are sold by the three principal businesses and provides servicing on the instruments and systems during the warranty period. The cost of these services is generally not recharged to the segments. The service business also generates income from contracts with customers to provide technical support for instruments and systems as well as scientific support to assist the customer in maximizing the effectiveness of the instruments and systems in research. In addition, we sell some products under agency agreements which complement our existing product range. Due to their relative sizes, we have aggregated the service and agency businesses with income from royalty agreements and charges to customers for product delivery, which are not attributed to the principal segments for management purposes.



     Prior to August 5, 1997, we operated as Amersham Life Science, a fully integrated division of Nycomed Amersham plc. On August 5, 1997, Amersham Life Science was established as a separate legal entity in the form of APBiotech Ltd., and we merged our operations with those of Pharmacia Biotech, when Pharmacia sold the capital stock of Pharmacia Biotech to us. The transaction was accounted for under the purchase method of accounting. See "-- Events Impacting Comparability."



     Prior to January 2000, we did not operate, manage our operations, or accumulate financial information based on the business segmentation described above. Therefore, we have presented the results of operations for the businesses for 1998 and 1999 using our best estimates of the allocation of revenues and costs to the businesses in those years. We consider these allocations to be reasonable. However, the reported results of operations of the businesses may differ from those that may have been achieved had we managed the businesses in this manner in 1998 and 1999.


  REVENUE RECOGNITION


     We recognize revenue principally based on four types of transactions:



     - sales of consumable products;



     - sales of instruments;



     - agreements which provide access to or license certain of our proprietary technology and know-how; and



     - contracts for ongoing service and support of instruments sold to customers.



     We record revenues net of any estimated provisions for returns and allowances and other price adjustments.



     We recognize revenue on sales of instruments in the United States and on sales of consumable products in all markets upon transfer of title and risk of loss to the customer, which is generally upon delivery to the carrier. Prior to June of 2000, title and risk of loss for sales of instruments in the United States generally transferred upon payment in full by the customer. The impact of changing our sales terms for instruments sales in the United States was an increase in net sales for the year ended December 31, 2000 of $26.2 million, representing sales of equipment under the revised instrument terms for which payment had not been received at December 31, 2000 but for which collection was reasonably assured. In markets outside of the United States, sales of instruments are made with a reservation of title until payment in full by the customer for the equipment. For these sales, we recognize revenue upon transfer of risk of loss to the customer, which is generally upon delivery to the carrier, as the reservation of title is solely for credit protection purposes. We recognize revenues earned under agreements which provide access to or license the Company's proprietary technology and know-how on a straight line basis based on total fees received under the agreement over the period the access to the technology and know-how is provided. We recognize revenues earned under contracts for ongoing service on pro rata over the term of the service agreements.



     On December 3, 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, or SAB 101, "Revenue Recognition in Financial Statements," which summarizes the staff's interpretations of the application of generally accepted accounting principles to revenue recognition. We have adopted SAB 101 for all periods presented.


EVENTS IMPACTING COMPARABILITY


     Set out below are events which impact the comparability of reported financial information between the periods presented, primarily related to the impact of the Pharmacia Biotech merger on August 5, 1997 and our acquisition of Molecular Dynamics on September 11, 1998.


  ACQUISITIONS


     Pharmacia Biotech. On August 5, 1997, we merged our operations with those of Pharmacia Biotech when Pharmacia sold the capital stock of Pharmacia Biotech to us in exchange for common and redeemable preferred stock of APBiotech Ltd. valued at approximately $450.0 million. We accounted for the transaction under the purchase method of accounting and accordingly, we have included the results of Pharmacia Biotech in our financial statements beginning on August 5, 1997.


     Acquired intangibles of $22.8 million are being amortized on a straight-line basis over periods from 7 to 10 years and the residual goodwill of approximately $302.7 million is being amortized on a straight-line basis over 20 years.

     Acquisition charges required by generally accepted accounting principles and recorded in 1997 include the step-up of inventory to fair value and related write-off on the sale of the inventory of $27.4 million, and a write-off of $18.0 million for purchased in-process research and development.


     Molecular Dynamics Inc. On September 11, 1998, we acquired the remaining 91% of the outstanding capital stock of Molecular Dynamics Inc. that we did not previously own for a total purchase price of $204.7 million. We accounted for the acquisition under the purchase method of accounting and accordingly, we have included the results of Molecular Dynamics in our financial statements beginning on September 11, 1998.

     Acquired intangibles of $120.0 million are being amortized on a straight-line basis over 10 years and the residual goodwill of approximately $98.6 million is being amortized on a straight-line basis over 15 years.


     Acquisition charges required by generally accepted accounting principles and recorded in 1998 include the step-up of inventory to fair value and related write-off on the sale of the inventory of $7.0 million.



  INTEGRATION COSTS


     Following the Pharmacia Biotech transaction in 1997, we adopted a restructuring plan to integrate the Pharmacia Biotech and Amersham Life Science businesses. The principal elements of the plan included:

      -- consolidating United States manufacturing and research at a single site in Piscataway, New Jersey, following the divestiture of manufacturing sites in Milwaukee and Cleveland;

      -- creating a single global commercial organization with a regional structure focused on North America, Europe, Japan, Asia Pacific and Rest of the World; and

      -- unifying management and administrative functions to support the business.


     The costs of the integration program totaled $80.3 million. Costs of $2.7 million, $19.8 million and $40.7 million were charged in 2000, 1999 and 1998, respectively. These costs related primarily to severance, workforce relocation, cancellation of a number of distributor agreements, fixed asset write-downs, professional and consulting fees, and the costs of terminating certain shared service arrangements with Nycomed Amersham. The restructuring plan was substantially completed by the end of 2000.



     We incurred $16.5 million of costs to integrate Molecular Dynamics. These costs comprised severance and other employee related costs as well as the costs of cancelling distributor contracts. Costs of $10.0 million were charged in 1999 and $6.5 million in 1998.


  PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

     In February 2000, we incurred a charge of $3.2 million relating to purchased in-process research and development in connection with the acquisition of Praelux, Inc. The in-process research and development charge related to projects for which technological feasibility had not yet been established at the acquisition date.


  COMPARABLE SALES GROWTH IN 1999 COMPARED TO 1998


     In the discussion and analysis of the year ended December 31, 1999 compared to the year ended December 31, 1998 we refer to "comparable sales growth" and growth "on a comparable basis" which is the growth in net sales for the year ended December 31, 1999 compared to a pro forma for the year ended December 31, 1998 prepared as if we had consolidated the results of Molecular Dynamics as of January 1, 1998.

  IMPACT OF REORGANIZATION ON COMPARABILITY OF RESULTS IN FUTURE PERIODS


     The reorganization will significantly impact our results in future periods. Due to the changes in our capital structure resulting from the reorganization, including the issuance of the loan notes to Nycomed Amersham, we anticipate higher interest expense than we recorded in prior years. See "Unaudited Pro Forma Condensed Financial Statements" and "The Reorganization."

  QUARTERLY FINANCIAL DATA


     Our results for the years ended December 31, 2000, 1999 and 2000 by quarter are presented below.



                                                   1999                                    2000
                                   -------------------------------------   -------------------------------------
                                    FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
                                   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                   -------   -------   -------   -------   -------   -------   -------   -------
                                                  (UNAUDITED, IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales........................  $173.0    $202.9    $199.2    $ 289.0   $204.0    $245.2    $ 209.5   $268.3
Gross profit.....................    90.1     110.6     106.6      152.4    107.7     135.3      111.8    147.1
Operating income (loss)..........   (13.0)     16.7        .5       29.9     (4.2)     16.5      (11.6)    22.3
Net income (loss)................     5.8      (3.7)      1.5       (8.5)    (6.6)       .9      (12.3)     (.3)
  Earnings per share basic and
    diluted......................    3.30     (6.10)    (1.00)    (11.00)   (9.10)    (1.60)    (14.20)   (2.80)



     Operating income in the second quarter of 1999 was favorably impacted by $5.5 million of license income related to a litigation settlement.


     Net income for the first quarter of 2000 included a $3.2 million non-recurring charge for in-process research and development in connection with our acquisition of Praelux in February 2000.


     Seasonality. As evidenced by the quarterly data above, our business is subject to seasonal trends. The fourth quarter is heavily affected by the annual purchasing patterns of our customers.

RESULTS OF OPERATIONS


     The following table sets forth certain items in our consolidated statement of operations as a percentage of net sales for the periods presented:



                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                             1998                1999                2000
                                       ----------------    ----------------    ----------------
                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales............................  $ 729.4    100.0%   $ 864.1    100.0%   $ 927.0    100.0%
Cost of goods sold...................   (329.3)   (45.1)    (404.4)   (46.8)    (425.1)   (45.9)
                                       -------    -----    -------    -----    -------    -----
Gross profit.........................    400.1     54.9      459.7     53.2      501.9     54.1
Selling, general and administrative
  expenses before integration costs,
  and non-recurring charges..........   (270.7)   (37.1)    (306.9)   (35.5)    (363.6)   (39.2)
Integration costs, and non-recurring
  charges............................    (47.2)    (6.5)     (29.8)    (3.4)      (2.7)     (.3)
                                       -------    -----    -------    -----    -------    -----
Selling, general and administrative
  expenses, including integration
  costs, and non-recurring charges...   (317.9)   (43.6)    (336.7)   (39.0)    (366.3)   (39.5)
Purchased in-process research and
  development........................       --       --         --       --       (3.2)     (.3)
Research and development expenses....    (67.9)    (9.3)     (89.6)   (10.4)    (112.2)   (12.1)
Other operating income (loss), net...     (3.9)    (0.6)        .7       .1        2.8       .3
                                       -------    -----    -------    -----    -------    -----
Operating income (loss)..............     10.4      1.4       34.1      3.9       23.0      2.5
Interest expense and other...........    (12.0)    (1.6)     (20.9)    (2.4)     (27.0)    (2.9)
                                       -------    -----    -------    -----    -------    -----
Income (loss) before income taxes and
  minority interest..................     (1.6)    (0.2)      13.2      1.5       (4.0)     (.4)
Minority interest, net of tax........      (.7)    (0.1)       (.5)     (.1)       (.3)    (0.1)
Provision for income taxes...........    (13.5)    (1.9)     (17.6)    (2.0)     (14.0)    (1.5)
                                       -------    -----    -------    -----    -------    -----
Net loss.............................  $ (15.8)    (2.2)%  $  (4.9)    (0.6)%  $ (18.3)    (2.0)%
                                       =======    =====    =======    =====    =======    =====



  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999



     Net sales. Net sales increased by $62.9 million, or 7.3%, to $927.0 million in 2000 compared to $864.1 million in 1999. Growth in net sales of our underlying business in 2000 was $105.1 million, or 12.2% of total net sales. The impact of the change in sales terms for certain sales made in the United States also increased sales by an additional $26.2 million. These increases were partially offset by the discontinuation of our Affymetrix agency business in the United States and Europe in 2000, which reduced sales by $32.2 million, and by the unfavorable impact of changes in exchange rates, which decreased net sales by $36.2 million. Sales grew in each of our major geographic regions, although United States sales experienced a slowdown during the third quarter of 2000. To address this, we implemented regional management changes and improvements to our IT systems, which we believe contributed to an improvement in United States sales at the end of 2000.

     Net sales of our business segments for the following periods are stated below:


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      2000
                                                              ------    ------
                                                               (IN MILLIONS)
NET SALES
Drug discovery..............................................  $194.4    $224.8
Separations.................................................   294.4     342.7
Laboratory products.........................................   277.0     273.3
Service, agency and other...................................    98.3      86.2
                                                              ------    ------
                                                              $864.1    $927.0
                                                              ======    ======



     Drug discovery. Net sales in the drug discovery segment increased by $30.4 million, or 15.6%, to $224.8 million in 2000 compared to $194.4 million in 1999. Excluding the unfavorable impact of changes in exchange rates, net sales in the drug discovery segment increased by 20.3%. This increase was principally due to increased sales of products and equipment in the areas of proteomics and genomics. In the proteomics field, our sales of protein analysis systems increased from $30.9 million in 1999 to $41.5 million in 2000, an increase of 34.3%. New product introductions, including our Ettan(TM) range of new proteomics platforms, accounted for a majority of this increase in sales.



     In genomics, sales increased by $19.8 million, or 21.1%, to $113.3 million in 2000, compared to $93.5 million in 1999. At December 31, 2000 we had an installed base of over 700 MegaBACE(TM) systems, and sales of sequencing reagents for these systems accounted for the majority of the sales increase in this area. However, drug discovery net sales in 2000 were also affected by the later than anticipated launches of our Ettan(TM) MALDI-TOF and SNiPer(TM) systems, which were launched in December 2000.



     Revenues from the sale of early access to and non-exclusive licenses of our proprietary technology know-how are included as part of drug discovery revenues. Revenues from these activities amounted to $4.4 million in 2000 and $6.2 million in 1999.



     Separations. Net sales in the separations segment increased by $48.3 million, or 16.4%, to $342.7 million in 2000 compared to $294.4 million in 1999. Excluding the unfavorable impact of changes in exchange rates, net sales in the separations segment increased by 22.9%. Net sales of both bioprocess and laboratory separations products increased in 2000.



     Bioprocess net sales increased by $33.4 million, or 18.4%, to $215.0 million in 2000 compared to $181.6 million in 1999. The increase was principally due to higher sales of process chromatography media driven by growth in the production of biopharmaceuticals. This business continues to grow as the number of registered biopharmaceuticals grows. The number of approved biopharmaceuticals increased to over 90 at the end of 2000. Our separations products are used in production processes for almost all of these products.



     Laboratory separations net sales increased by $14.9 million, or 13.2%, to $127.7 million in 2000 compared to $112.8 million in 1999. This increase resulted primarily from sales of AKTA(TM) protein purification systems, which increased by 20.0% to $59.4 million in 2000 from $49.5 in 1999, and increased sales of purification media.



     Laboratory products. Net sales of laboratory products decreased by $3.7 million, or 1.3%, to $273.3 million in 2000 compared to $277.0 million in 1999. Excluding the unfavorable impact of changes in exchange rates, net sales in the laboratory products segment increased by 3.5%. A decline in the more mature radiochemical products was partially offset by increased sales of our molecular biology products.



     Service, agency and other. Overall, service, agency and other net sales decreased by $12.1 million, or 12.3%, to $86.2 million in 2000 compared to $98.3 in 1999. Excluding the unfavorable impact of changes in exchange rates, service, agency and other net sales decreased by 10.1%. Agency sales decreased 44.3% to

$38.6 million in 2000 from $69.3 million in 1999. The loss of sales from the discontinued Affymetrix agency business in Europe and North America was partially offset by higher Affymetrix agency sales in Japan.



     Gross profit. Gross profit increased by $42.2 million, or 9.2%, to $501.9 million in 2000, compared to $459.7 million in 1999. Gross profit as a percentage of net sales, or gross margin, increased to 54.1% in 2000 compared to 53.2% in 1999. The increase in gross margin was due to an increase in sales of higher margin media products in the separations segment and the discontinuation of lower margin agency business in the United States and Europe. This increase was partially offset by lower margins from changes in product mix in laboratory products sales.



     Selling, general and administrative expenses. Selling, general and administrative expenses, or SG&A, increased by $29.6 million, or 8.8%, to $366.3 million in 2000 compared to $336.7 million in 1999. As a percentage of net sales SG&A increased to 39.5% in 2000 compared to 39.0% in 1999.



     Included in SG&A in 2000 and 1999 are expenses of $2.7 million and $29.8 million, respectively, related to integration costs in connection with the Pharmacia Biotech merger and the Molecular Dynamics acquisition. SG&A, exclusive of integration costs, increased from $306.9 million in 1999 to $363.6 million in 2000. This increase related primarily to amortization of non-cash compensation expense for performance-based stock option plans which was $10.6 million in 2000 and $0.9 million in 1999, and to an increase in selling and marketing costs of $20.6 million or 12.1%. The increase in selling and marketing costs is attributable to growth in sales, the launch of new products, including the Typhoon(TM) scanner in the laboratory products business, the investment in sales and service infrastructure in new markets and scale-up for anticipated new product introductions in 2001.



     Excluding integration costs, SG&A as a percentage of net sales increased to 39.2% in 2000 from 35.5% in 1999 primarily due to higher sales and marketing costs and the increase in amortization of non-cash compensation expense.



     Legal costs increased significantly relating to the litigation of patent suits with Applera Corporation, formerly PE Corporation, which increased to $9.8 million in 2000 from $3.6 million in 1999. See note 19 to the consolidated financial statements.



     Research and development expenses. Research and development expenses increased by $22.6 million, or 25.2%, to $112.2 million in 2000 compared to $89.6 million in 1999. As a percentage of net sales, research and development expenses increased to 12.1% in 2000 from 10.4% in 1999. In 2000, we also capitalized a net $4.8 million of software development costs primarily related to our drug discovery business segment in accordance with Statement of Financial Accounting Standards, or SFAS 86. See note 3 to the consolidated financial statements.



     Drug discovery research and development expenses increased by $15.9 million, or 32.1%, to $65.5 million in 2000 compared to $49.6 million in 1999. This increase was primarily due to expanded activities in each of the primary areas in our drug discovery segment.



     Separations research and development expenses increased by $3.4 million, or 14.3%, to $27.2 million in 2000 compared to $23.8 million in 1999. The increase related to several development programs such as biosafety products for virus clearance and new media for the purification of monoclonal antibodies.



     In laboratory products, research and development expenses increased by $4.6 million, or 43.0%, to $15.3 million in 2000 compared to $10.7 million in 1999, with the increase primarily related to the development of the Typhoon(TM) scanner and the Ready-To-Run(TM) product range.



     Service, agency and other research and development expenses decreased by $1.3 million, or 23.6% to $4.2 million in 2000 compared to $5.5 million in 1999. The expenses incurred in 2000 relate primarily to work carried out on non-strategic discovery projects, which were transferred to Nycomed Amersham at the end of 2000. See note 23 to the consolidated financial statements.



     Other operating income (expense), net. Other operating income (expense), net increased by $2.1 million to income of $2.8 million in 2000 compared to income of $0.7 million in 1999.

     In 1999, other operating income related solely to foreign exchange gains calculated on forward foreign exchange contracts that have been deemed to be speculative contracts under SFAS 52. In 2000, these foreign exchange fluctuations gave rise to a charge of $1.5 million, a decrease of $2.2 million compared to 1999. The remainder of the increase principally relating to a $3.1 million gain arising on the sale of intellectual property to Gyros AB, and $1.7 million of income received as a termination fee related to an agreement with a third party.


  OPERATING INCOME


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     2000
                                                              ------    -----
                                                               (IN MILLIONS)
Operating income before non-recurring charges...............  $ 63.9    $28.9
  Purchased in-process research and development.............      --     (3.2)
Integration costs...........................................   (29.8)    (2.7)
                                                              ------    -----
Operating income............................................  $ 34.1    $23.0
                                                              ======    =====



     Operating income decreased by $11.1 million, or 32.6%, to $23.0 million in 2000 compared to $34.1 million in 1999. Including integration costs reported in 1999, and non-recurring charges reported in 2000, operating income decreased by 54.8% in 2000. Operating income as a percentage of net sales decreased to 3.1% before non-recurring charges in 2000 compared to 7.4% before integration costs in 1999. This decrease related primarily to an increase in the amortization of non-cash compensation expense for performance-based stock option plans which was $10.6 million in 2000 and $.9 million in 1999, and to increased research and development expenses which increased to $112.2 million in 2000 from $89.6 million in 1999, partially offset by growth in the underlying businesses, as discussed below. Changes in exchange rates did not have a material impact on operating income.


     Operating income for our business segments for the following periods are stated below:


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      2000
                                                              ------    ------
                                                               (IN MILLIONS)
OPERATING INCOME (LOSS)
Drug discovery..............................................  $(52.9)   $(81.7)
Separations.................................................    52.2      87.1
Laboratory products.........................................    24.0       5.9
Service, agency and other...................................    10.8      11.7
                                                              ------    ------
                                                              $ 34.1    $ 23.0
                                                              ======    ======



     Drug discovery. The operating loss in the drug discovery segment increased by $28.8 million, or 54.4%, to $81.7 million in 2000 compared to $52.9 million in 1999. After excluding research and development expenses and integration costs, including the write-off of purchased in-process research and development, the segment had an operating loss of $12.3 million in 2000. In 1999, after excluding research and development expenses and integration costs, the segment had operating income of $9.1 million. The decrease in operating income was due to a decrease in gross margin resulting from changes in product mix and higher SG&A expenses related to building sales and marketing, service and customer support to launch new products in 2000 and 2001, including the Ettan(TM) range of new proteomics platforms and SNiPer(TM) for high throughput SNP analysis.



     Separations. Operating income in the separations segment increased by $34.9 million, or 66.9%, to $87.1 million in 2000 compared to $52.2 million in 1999. After excluding research and development expenses, the segment had operating income of $114.3 million in 2000. In 1999, after excluding research and development expenses and integration costs, operating income was $84.5 million. This increase reflected volume growth and an increase in gross margin from sales of higher margin media products.



     Laboratory products. Operating income in the laboratory products segment decreased by $18.1 million, or 75.4%, to $5.9 million in 2000 compared to $24.0 million in 1999. After excluding research and development expenses and integration costs, the segment had operating income of $23.2 million in 2000. In 1999, after excluding research and development expenses and integration costs, operating income was $42.3 million. In 1999, we had $5.5 million of income related to a favorable patent infringement settlement. Excluding this settlement, operating income before research and development expenses and integration costs decreased by $13.6 million, primarily due to changes in product mix and increased investment in sales and marketing relating to new products and costs related to IT systems.



     Service, agency and other. Operating income from service, agency and other increased by $0.9 million, or 8.3%, to $11.7 million in 2000 compared to $10.8 million in 1999. Operating income benefited from the gain on the sale of intellectual property to Gyros and an increase in gross margin, primarily due to the discontinuation of lower margin Affymetrix agency business in the United States and Europe.



     Interest expense and other. Net interest expense and other income increased by $6.1 million, or 29.2%, to $27.0 million in 2000 compared to $20.9 million in 1999. The increase was primarily due to an increase in interest expense from $24.1 million in 1999 to $30.1 million in 2000 due to higher net debt resulting from cash outflows in 2000.



     Income taxes. Income tax provision decreased to $14.0 million in 2000 compared to $17.6 million in 1999. Our income tax rate on income before income taxes before non-tax deductible items, including goodwill amortization, was 38.7% in 1999 and 37.7% in 2000.



     Net loss. Net loss in 2000 was $18.3 million compared to a net loss of $4.9 million in 1999.


  YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998


     Net sales. Net sales increased by $134.7 million, or 18.5%, to $864.1 million in 1999 compared to $729.4 million in 1998. Growth in the net sales of our underlying businesses in 1999 was $62.7 million, or 8.6%. The impact of including Molecular Dynamics for a full year in 1999 compared to approximately three months in 1998 contributed $59.2 million to the increase. The remaining increase was due to the favorable impact of changes in exchange rates, which increased net sales by $12.8 million.


     Net sales of our business segments for the following periods are stated below:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
                                                               (IN MILLIONS)
NET SALES
Drug discovery..............................................  $123.7    $194.4
Separations.................................................   263.8     294.4
Laboratory products.........................................   277.2     277.0
Service, agency and other...................................    64.7      98.3
                                                              ------    ------
                                                              $729.4    $864.1
                                                              ======    ======


     Drug discovery. Net sales in the drug discovery segment increased by $70.7 million, or 57.2%, to $194.4 million in 1999 compared to $123.7 million in 1998. Of this increase, $39.1 million, or 31.6%, was due to the inclusion of Molecular Dynamics for the full year 1999 compared to three months in 1998. Comparable sales growth including a full year of Molecular Dynamics sales for 1998 was 37.5%. This increase was principally due to improved sales of MegaBACE(TM) and increased sales of drug screening systems. Excluding the impact of changes in exchange rates, net sales in the drug discovery segment increased by 54.3%.

     Sales of drug screening systems increased by $7.1 million, or 11.4%, to $69.5 million in 1999 compared to $62.4 million in 1998. LEADseeker(TM) sales, including new product introductions, accounted for a majority of the increase in sales.



     Revenues from the sale of early access to or non-exclusive licenses of our proprietary technology and know-how were included in drug discovery revenues. Revenues from these activities amounted to $6.2 million in 1999 and $7.0 million in 1998.



     Separations. Net sales in the separations segment increased by $30.6 million, or 11.6%, to $294.4 million in 1999 compared to $263.8 million in 1998. Net sales of both bioprocess and laboratory separations increased in 1999. Excluding the impact of changes in exchange rates, net sales in the separations segment increased by 11.4%.



     Bioprocess net sales increased by $24.6 million, or 15.7%, to $181.6 million in 1999 compared to $157.0 million in 1998. The principal increases were in sales of chromatography systems, which increased 38.1% to $18.5 million, and in chemical media which are used in the production of biopharmaceuticals by 8.0% to $122.8 million. The increase in net sales resulted from approvals of biologically-based products, or biopharmaceuticals, for sale to end-user customers. The number of approved biopharmaceuticals increased by 23.0% to 82 at the end of 1999. Our separations products are used in production processes for almost all of these products.



     Laboratory separations net sales increased by $6.0 million, or 5.6%, to $112.8 million in 1999 compared to $106.8 million in 1998. This reflected the continued market acceptance of AKTA(TM) protein purifier systems, and substantial growth of AKTA(TM)/FPLC(TM), a liquid chromatography system for protein separation, following its launch in 1998. Net sales of AKTA(TM)/FPLC(TM) increased by 76.1% to $12.5 million in 1999 compared to $7.1 million in 1998.



     Laboratory products. Net sales of laboratory products decreased by $.2 million to $277.0 million in 1999 compared to $277.2 million in 1998. The impact of including Molecular Dynamics' scanner products for a full year in 1999 compared to approximately three months in 1998 increased net sales by approximately $13.2 million. This increase was more than offset by a decline in the more mature radiochemical products business, and a decline of $11.0 million, or 45.3%, from discontinuing certain reagent products following the sale of our Cleveland facility in 1998. On a comparable basis, sales would have declined by 9.7%. Excluding the impact of changes in exchange rates, net sales in the laboratory products segment declined by 1.7%.



     Service, agency and other. Service, agency and other net sales increased by $33.6 million, or 51.9%, to $98.3 million in 1999 compared to $64.7 million in 1998. Revenue from service contracts grew by 28.3%, from $22.6 million to $29.0 million in 1999. Most of this increase related to service contracts associated with the increase in the installed base of drug discovery equipment. Agency sales increased 64.6% to $69.3 million, principally due to certain agency business in the United States and Europe which increased net sales in 1999 by $21.4 million. This business carried relatively low gross margin and was discontinued in 2000. Excluding the impact of changes in exchange rates, service, agency and other net sales increased by 46.1%.



     Gross profit. Gross profit increased by $59.6 million, or 14.9%, to $459.7 million in 1999 compared to $400.1 million in 1998 slightly less than sales growth. Gross profit was negatively impacted in 1998 by a $7.0 million write-off of the fair value adjustment to inventory purchased in the Molecular Dynamics acquisition. Excluding the inventory fair value adjustment, gross profit in 1998 would have been $407.1 million, and gross margin would have been 55.8%. Gross margin in 1999 was 53.2% compared to 55.8% in 1998, excluding fair value adjustments. The overall decrease in gross margin was impacted by several factors:



      -- the increase in sales of industrial systems in the separations segment, which carried lower overall margins;



      -- growth in the agency business in the United States and Europe which carried relatively low margins. As noted above, this business was discontinued in 2000; and



      -- a decline in sales of higher margin radiochemical products in the laboratory products segment.

     Selling, general and administrative expenses. SG&A increased by $18.8 million, or 5.9%, to $336.7 million in 1999 compared to $317.9 million in 1998. Although SG&A increased by 6% compared to the prior year, as a percentage of net sales it decreased to 39.0% in 1999 compared to 43.6% in 1998.



     Included in SG&A in 1999 and 1998 are expenses of $29.8 million and $47.2 million, respectively, related to integration costs in connection with the Pharmacia Biotech merger and the Molecular Dynamics acquisition. See "--Events Impacting Comparability--Integration Costs."



     SG&A, exclusive of integration costs, increased from $270.7 million in 1998 to $306.9 million, an increase of $36.2 million, or 13.4%. Approximately $14.2 million of this increase was due to the full year impact of the amortization of goodwill and intangibles related to the Molecular Dynamics acquisition. The remainder of the increase reflected the inclusion of a full year of Molecular Dynamics' SG&A expenses in 1999 compared to approximately three months in 1998, and increased selling and marketing costs in drug discovery as a result of the significant growth in that business, principally in MegaBACE(TM) sales.



     Legal costs increased by approximately $9.6 million in 1999 due to ongoing patent litigation relating to patent suits with Applera Corporation, which was offset by $5.5 million of income related to a favorable patent infringement settlement. See "Business--Legal Proceedings."



     The overall increase in SG&A was partially offset by operating efficiencies from combining Amersham Life Science and Pharmacia Biotech. These efficiencies partially contributed to the decline in SG&A, excluding integration costs, as a percentage of net sales to 35.5% in 1999 compared to 37.1% in 1998.



     Research and development expenses. Research and development expenses increased by $21.7 million, or 32.0%, to $89.6 million in 1999 compared to $67.9 million in 1998. Research and development expenses as a percentage of net sales increased to 10.4% in 1999 compared to 9.3% in 1998.



     Drug discovery research and development expenses increased by $10.0 million, or 25.3%, to $49.6 million in 1999 compared to $39.6 million in 1998. This increase reflected accelerated development of new products.



     Separations research and development expenses increased by $3.3 million, or 16.1%, to $23.8 million in 1999 compared to $20.5 million in 1998.



     In laboratory products, research and development expenses increased by $2.9 million, or 37.2%, to $10.7 million in 1999.



     Other operating income (expense), net. Other operating income (expense), net increased by $4.6 million from an expense of $3.9 million in 1998 to income of $.7 million in 1999. This relates to foreign exchange gains on forward foreign exchange contracts that have been deemed to be speculative contracts under SFAS 52.


  OPERATING INCOME


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
                                                               (IN MILLIONS)
Operating income before integration costs and non-recurring
  charges...................................................  $ 64.6    $ 63.9
Non-recurring charges:
Inventory write-up to fair value............................  $ (7.0)       --
Integration costs...........................................   (47.2)    (29.8)
                                                              ------    ------
Operating income............................................  $ 10.4    $ 34.1
                                                              ======    ======



     Operating income increased by $23.7 million, or 227.9%, to $34.1 million in 1999 compared to $10.4 million in 1998. Operating income as a percentage of net sales increased from 1.4% to 3.9%. Operating income before integration costs and non-recurring charges decreased by 1.1% to $63.9 million, partially due to increased research and development expenses. The inclusion of a full year of Molecular Dynamics' intangible amortization in 1999 compared to three months in 1998 increased operating expenses by $14.2 million. Changes in exchange rates did not have a material impact on operating income.



     Operating income before integration costs and non-recurring charges as a percentage of net sales declined to 7.4% in 1999 from 8.9% in 1998. The decline was a result of lower overall gross margins, increased research and development expenses as a percentage of net sales, and higher levels of amortization due to the Molecular Dynamics acquisition.


     Operating income for our business segments for the following periods are stated below:


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
                                                               (IN MILLIONS)
OPERATING INCOME (LOSS)
Drug discovery..............................................  $(54.7)   $(52.9)
Separations.................................................    36.1      52.2
Laboratory products.........................................    15.1      24.0
Service, agency and other...................................    13.9      10.8
                                                              ------    ------
                                                              $ 10.4    $ 34.1
                                                              ======    ======



     Drug discovery. Operating loss in the drug discovery segment decreased by $1.8 million, or 3.3% to $52.9 million in 1999 compared to $54.7 million in 1998. Excluding research and development costs and integration costs, the segment had operating income of $9.1 million in 1999 compared to an operating loss of $0.4 million in 1998. The drug discovery business had a higher proportion of SG&A to net sales relative to the other businesses to support the high sales growth of the segment, particularly MegaBACE(TM).



     Separations. Operating income in the separations segment increased by $16.1 million, or 44.6%, to $52.2 million in 1999 compared to $36.1 million in 1998. Excluding research and development expenses and integration costs, the segment had operating income of $84.5 million in 1999 compared to $73.1 million in 1998, an increase of 15.6%, reflecting the increase in net sales. The operating margin before research and development and integration costs was 28.7% in 1999 and 27.7% in 1998, with the increase resulting from a reduction in SG&A, which was partially offset by the growth of certain systems sales which carried lower margins.



     Laboratory products. Operating income in the laboratory products segment increased by $8.9 million, or 58.9%, to $24.0 million in 1999 compared to $15.1 million in 1998. Excluding research and development costs and integration costs, the segment had operating income of $42.3 million in 1999 compared to $37.1 million in 1998. 1999 included $5.5 million of license income related to a settlement of litigation. Before this settlement, operating income before research and development and integration costs declined by $0.3 million, as gross profit was adversely affected by the reduction in sales of higher margin radiochemical products, which was only partially offset by a reduction in SG&A.



     Service, agency and other. Operating income in the service, agency and other segment decreased by $3.1 million, or 22.3%, in 1999 due primarily to a decrease in bonus receipts received under a distribution agreement that was discontinued at the end of 1998. In addition, research and development expenses of $5.5 million related to the development of microfluidic technology were incurred in 1999. We sold the intellectual property rights for this technology in January 2000.


     Interest expense and other. Net interest expense and other income increased from $12.0 million in 1998 to $20.9 million in 1999. The increase was primarily due to an increase in interest expense from $16.5 million in 1998 to $24.1 million in 1999 due to higher debt levels as a result of the acquisition of Molecular Dynamics, which was financed with borrowings from Nycomed Amersham. Interest on these borrowings was charged for a full year in 1999 compared to approximately three months in 1998.

     Income taxes. Income tax increased to $17.6 million in 1999 from $13.5 million in 1998. Our income tax rate was affected in 1999 and 1998 by non-tax deductible expenses, principally goodwill related to the Pharmacia Biotech merger and the Molecular Dynamics acquisition.



     Net Loss. As a result of the above factors, net loss in 1999 was $4.9 million compared to a net loss of $15.8 million in 1998.



FINANCIAL RESOURCES AND LIQUIDITY



     The following discussion of financial resources and liquidity focuses on our consolidated balance sheets and consolidated statements of cash flows.



  SOURCES OF FINANCING AND WORKING CAPITAL



     Prior to the Reorganization. Principal sources of financing prior to the reorganization have consisted of borrowings from Nycomed Amersham and the issuance of redeemable preferred stock, which is owned 55.0% by Nycomed Amersham and 45.0% by Pharmacia.



     At December 31, 2000, total stockholders' equity was $325.2 million, compared to $330.0 million at December 31, 1999 and $334.3 million at December 31, 1998. Long-term debt and redeemable preferred stock totaled $136.1 million at December 31, 2000 compared to, $145.6 at December 31, 1999. The decrease in stockholders' equity at December 31, 2000 was the result of the net loss and the dividend charge on the redeemable preferred stock, partially offset by the currency translation adjustment. The decrease in long-term debt and redeemable preferred stock at December 31, 2000 was the result of scheduled repayments of long-term debt, repayment of Industrial Revenue Bonds and currency translation, and was partially offset by interest accretion on the redeemable preferred stock.



     Borrowings from Nycomed Amersham at December 31, 2000 were repayable on demand, with the exception of $34.3 million which was repayable on 30 days' notice. Total borrowings from Nycomed Amersham were $453.9 million at December 31, 2000, $395.9 million at December 31, 1999 and $351.7 million at December 31, 1998. As these borrowings were repayable on demand, they were classified as current liabilities on our balance sheet. As a result of this classification, our working capital was a deficit of $193.4 at December 31, 2000, $154.3 million at December 31, 1999 and $168.7 million at December 31, 1998. Our current ratio was 0.71:1, 0.75:1 and 0.71:1 at December 31, 2000, December 31, 1999 and
December 31, 1998 respectively.



     On September 28, 2000, our principal shareholders entered into a letter of support with us in which they agreed to make loans or capital contributions, if alternative sources of financing were unavailable, to enable us to pay our debts when due if we were otherwise unable to do so. It is our intention to enter into a committed long-term loan facility either with Nycomed Amersham or an unrelated third party subsequent to our completion of this offering to replace our existing facility with Nycomed Amersham which is currently payable on demand.



     We believe that the combination of cash flows from our operations and financing arrangements through Nycomed Amersham and the net proceeds of this offering will be sufficient to cover our currently planned operating needs and firm commitments through 2001.



     Post-Reorganization. We will issue to Nycomed Amersham three long-term loan notes, equal in total to the gross proceeds from this offering which will be repayable in 2021. The loan notes will allow Nycomed Amersham to defer the UK tax liability that would otherwise arise as a result of this offering, until either Nycomed Amersham sells the notes or these notes are repaid. You should refer to "The Reorganization" for a detailed discussion of the reorganization.



     On receipt of the net proceeds from this offering, we will use a substantial portion to repay existing borrowings from Nycomed Amersham, and the balance for general corporate purposes.



     On a pro forma basis, after giving effect to the reorganization and the offering, total stockholders' equity at December 31, 2000 would have been $553.7 million and long-term debt would have been $296.0. The pro forma long-term debt includes the three loan notes issued to Nycomed Amersham in connection with the reorganization.


  CASH FLOWS


     Cash flows provided by operating activities were $48.8 million in 2000, $14.3 million in 1999 and $32.2 million in 1998. Cash flows provided by operating activities in 2000 increased over previous years primarily through improvement in the management of working capital items. During 1999, operating cash flows were affected by an increase in trade receivables and a build-up of inventory levels, offset by a reduction in net losses compared to 1998. Finished goods inventory, particularly of drug discovery products, accumulated at the end of 1999 and 2000, in anticipation of higher demand in the first half of 2000. Cash flows from operations included payments related to integration costs of $7.3 million in 2000, $33.8 million in 1999 and $58.2 million in 1998.



     Cash flows used in investing activities were $85.6 million in 2000, $67.7 million in 1999 and $232.1 million in 1998. In 2000, the increase in funding required was due to the acquisition of businesses, primarily the acquisition of Praelux for $8.5 million, an investment in Gyros of $3.0 million, and investment in InforMax for $10.0 million, offset by a receipt of $9.5 million from sale of intellectual property to Gyros. In 1999, the outflow related to capital expenditures on the expansion of the Piscataway, New Jersey facility into an integrated manufacturing and research and development facility and continuing improvement of our information technology systems. In 1998, the majority of the outflow related to the $184.3 million paid for the Molecular Dynamics acquisition.



     Cash flows provided by financing activities were $50.2 million in 2000, $48.6 million in 1999 and $211.8 million in 1998. The principal inflow during each period consisted of additional borrowings from Nycomed Amersham under committed intragroup loan facilities. In 1998, these borrowings amounted to $212.1 million, the majority of which was used to finance the acquisition of Molecular Dynamics. In 2000, the inflow included cash received from Nycomed Amersham of $7.7 million related to the sale of a non-strategic business, and was offset by a payment of $17.4 million to administer current year stock option programs with Nycomed Amersham shares.



     Also in August 2000, we entered into an agreement with Nycomed Amersham, under which we exchanged our non-participatory equity holding in Amersham Buchler AB, a subsidiary of Nycomed Amersham, for the assets of Buchler's life science business. This exchange also involved the net payment of $2.6 million from us to Nycomed Amersham.



     In April 2000, we entered into a license agreement with V.I. Technologies, Inc. which required an initial payment of $1.0 million and future payments of up to $1.5 million. At December 31, 2000, $1.5 million was charged to research and development expense for technology under license that had not reached commercial viability. In addition, we may, at our option, advance additional funds to V.I. Technologies upon V.I. Technologies' request.



     At December 31, 2000, we had $42.2 million in cash and cash equivalents and $329.8 million of availability under our revolving credit agreements with Nycomed Amersham. This debt is at variable interest rates ranging from .9% to 7.6% at December 31, 2000. At December 31, 1999, we had $30.9 million in cash and cash equivalents and $306.6 million of availability under our revolving credit agreements with Nycomed Amersham. This debt was at variable interest rates ranging from .8% to 8.5% at December 31, 1999. We currently do not enter into interest rate agreements to fix the interest rates on this debt, but we may consider entering into such agreements in the future to minimize the impact of future changes in interest rates.


MARKET RISK AND RISK MANAGEMENT POLICIES

     Our earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. Our risk management practices include the selective use, on a limited basis, of forward foreign currency exchange contracts and interest rate agreements. These instruments are used for purposes other than trading.

     Foreign currency exchange rate movements create fluctuations in United States dollar reported amounts of foreign subsidiaries whose local currencies are their respective functional currencies. We have not used foreign currency derivative instruments to manage translation fluctuations. We primarily use forward foreign currency contracts to manage exposure on estimated future cash flows denominated in currencies other than the subsidiaries functional currency. These cash flows are normally represented by actual and anticipated receivables and payables.


     At December 31, 2000, we had forward foreign currency contracts with Nycomed Amersham with an aggregate notional amount of $120.9 million. No foreign currency contracts were outstanding with counterparties other than Nycomed Amersham. The fair market value of these contracts is recorded on our balance sheet, as the contracts do not qualify for hedge accounting. These contracts expire through May 31, 2001. The cash flows expected from the contracts will generally offset the cash flows of related non-functional currency transactions. The change in value of the foreign currency forward contracts resulting from a 10% movement in foreign currency exchange rates would have been approximately $3.6 million at December 31, 2000.



     At December 31, 2000, we had no interest rate agreements outstanding.


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133. is effective for APBiotech for all fiscal quarters and fiscal years beginning after January 1, 2001. SFAS 133. requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133. is not expected to have a material impact on our consolidated results of operations, balance sheet or cash flows.

                                    BUSINESS


     We are a leading global provider of biotechnology systems, products and services used in gene and protein research, drug discovery and development and biopharmaceutical manufacturing.



     We offer a comprehensive product range that spans the entire drug discovery and development process, positioning us to capitalize on the new gene economy. We have a proven track record of providing high quality technology to our customers, who number approximately 50,000 in approximately 100 countries. We have a strong, global customer franchise, with pharmaceutical, biotechnology and agrochemical companies, research institutes, universities and medical research centers. Our customers include all of the top 20 pharmaceutical companies. We have a strong track record in innovation and research and development, spending a substantial amount on these activities. Our long-standing commitment to research and development has enabled us to develop a broad range of innovative technologies and products, including products for gene analysis, protein analysis, drug screening, toxicology studies, clinical drug development and drug manufacturing.



     Many of our products form the basis of what we call integrated systems. These are whole systems that enable our customers to efficiently meet their research and manufacturing objectives. These systems consist of equipment or instruments, reagents optimized for use with the instruments and software to analyze and link the research results.



     The following chart illustrates the breadth of our product range and identifies some of our branded products in these key areas.


                    DRUG DISCOVERY THROUGH TO MANUFACTURING

                         [DRUG TO MANUFACTURING GRAPH]

     Our business includes three principal segments that share activities in research and development, sales and marketing, distribution, manufacturing and service. The following table sets forth our estimated market size, market share and market position in each of our principal business segments as of June 30, 2000 based on the preceding twelve month period. The information below is based on the markets in which we directly compete.





---------------------------------------------------------------------------------------------------------------
                                                          ESTIMATED         ESTIMATED         ESTIMATED
                                                        MARKET SIZE(1)        MARKET            MARKET
   BUSINESS SEGMENT           TYPES OF PRODUCTS         (IN MILLIONS)         SHARE          POSITION(1)
---------------------------------------------------------------------------------------------------------------
    Drug discovery       High throughput systems to         $1,500             15%                2
                         improve the effectiveness of
                         life science and
                         pharmaceutical research and
                         development through reducing
                         the cost and/or increasing
                         the speed to market for
                         drugs, including:
                         --   genetic analysis and
                              sequencing
                         --   protein analysis and
                              characterization
                         --   drug screening
                         --   metabolism and
                         toxicology studies
                         --   single nucleotide
                              polymorphism, or SNP
                              analysis
---------------------------------------------------------------------------------------------------------------
    Separations
       --   Bioprocess   Systems for use in the              $350              55%                1
                         purification and production
                         of biopharmaceuticals, such
                         as insulin and vaccines, on
                         a large scale
       --   Laboratory   Systems for use in the              $400              30%                1
            separations  purification and separation
                         of proteins during the
                         laboratory research and
                         development stages
---------------------------------------------------------------------------------------------------------------
    Laboratory products  Tools and technical                $1,900             15%                1
                         knowledge for use in the
                         purification, detection and
                         analysis of biological
                         molecules by life science
                         researchers
---------------------------------------------------------------------------------------------------------------



     Our business segments serve overlapping customer bases, which allows us to enhance our operating efficiency through cross-selling and reduced administrative costs. We are also able to maximize our return on investment in the research and development of drug discovery and separations systems as the resulting technologies often evolve, through life cycle management, into standard laboratory research products.


BUSINESS ENVIRONMENT


     The announcement of the completion of the draft sequence of the human genome in June 2000 marked a major scientific milestone which has far reaching implications for the development of new medicines and diagnostics based upon genetic information. The unfolding "gene economy" has already given rise to a number of different business initiatives devised to accelerate the development of robust, advanced technologies which can convert genomic information into specific and useful end products such as new diagnostics and drugs. We have already made fundamental contributions to the development of the technologies which were vital to the mapping of the human genome. For example, we introduced certain advanced technologies in our gene sequencing system, MegaBACE(TM), which made high throughput sequencing a scientific possibility. We also developed highly specialized dyes and enzymes used to map the human genome.



     As the genomic revolution progresses, new initiatives in the field of protein studies, or proteomics, will allow scientists to better understand the function of genes and the proteins for which they code. This understanding will be of fundamental importance in the development of molecular medicine and the ability to correlate genetic differences to diseases and individual responses to different drugs. The long-term goal of these efforts is to create personalized medicine where companies can manufacture medicines cost-effectively and tailor them to an individual's DNA blueprint, or genotype.



     The effort to fully harness the vast amount of genetic information that is now being created and use it productively will require the creation of highly sophisticated, computer-based systems, which we refer to as bioinformatics tools, that can be used by scientists to build on knowledge gained through a multitude of different scientific and business initiatives. The development of these systems, and the ability to integrate and interpret information drawn from across the spectrum of gene and protein studies and drug screening, will be a key element in making large-scale advances in drug discovery and development and furthering the efforts to create personalized medicine.



     We are also now seeing rapid growth generated by a previous revolution in medicine--the introduction of biopharmaceuticals in the late 1970s which was marked particularly by the launch of the first genetically engineered drug in 1982. Since then, according to industry associations, regulatory bodies worldwide have approved over 90 of these life-saving medicines, and there are now over 370 more such drugs in clinical trial. These potential drugs represent a rapidly growing market for the manufacturing technologies we provide in our bioprocess business.


OUR BUSINESS STRATEGY AND COMPETITIVE STRENGTHS


     Our vision is to enable the era of molecular medicine in which the genetic basis for disease will be understood, leading to earlier and more accurate diagnosis of disease, and more effective treatment. Our strategy is to build on our position as a leading provider of biotechnology systems to enable the molecular medicine revolution. Our drug discovery and separations segments operate in markets which we believe represent significant opportunities for growth. Our systems, products and services are critical components of research into genes and proteins, the discovery and development of drugs, and the manufacture of biopharmaceuticals.



     We believe that we are well positioned with both our commercial and academic customers as a result of the following set of competitive strengths:



      -- The breadth of our technologies and our comprehensive product lines which span the entire drug discovery, development and manufacturing processes. We offer well-recognized branded products such as our MegaBACE(TM) DNA sequencing system, our LEADseeker(TM) drug screening system and our Sepharose(TM) separations media used in biopharmaceutical manufacturing.



      -- Our commitment to research and development, our long-standing reputation for scientific excellence and our development of innovative products. We have a strong record in developing, and are continuing to develop, state-of-the-art technologies, both internally and in partnerships with others. This commitment to research and development is resulting in multiple new product introductions in 2001. Our strong intellectual property portfolio, which is a vital asset in our industry, supports our research and development.



      -- Our global market franchise with strong customer relationships. Our global strengths in sales, operations and research and development enable us to offer our customers a complete set of products to meet their needs. We estimate that most of the top 50 pharmaceutical companies have entered into technology transfer agreements with us, under which they gain early access to developing technologies. We believe that our bioprocess products are used in the production of almost all licensed biopharmaceuticals.



      -- Strong management team. We have a strong management team with an average of over 15 years of experience in the life science industry.



      -- Our partnership approach. We have a history of strategic development through acquisitions, investments and research alliances, as well as through strategic partnerships with our customers. These alliances have resulted in some of our key products and have provided us with early access to new technologies.



      -- An integrated portfolio. The strong market position of our laboratory products business enables us to more effectively manage the life cycle of novel products from our drug discovery business once these products become widely accepted in the general research community. There is also a link between our laboratory separations products and our bioprocess business where we enable customers to scale up processes for the purification of biopharmaceuticals which they have developed in the laboratory.


     Specific plans for each principal business segment are as follows:


      -- Drug discovery. We plan to capitalize on the continuing growth in the drug discovery market by creating innovative technologies to develop systems to enable gene and protein studies and drug screening. We have demonstrated this by launching leading, innovative systems in each of these areas and will continue their development with extensions into second or third generation systems supported by bioinformatics.



      -- Separations. We are positioning ourselves to capitalize on the expanding pipeline of biopharmaceutical products and grow our separations business through the introduction of new products and technologies.



      -- Laboratory products. Our aim is to manage the product life cycle from our drug discovery business and focus on growing applications in the research community.


      -- Service, agency and other. We plan to capitalize on the growing demand for services that sophisticated systems require when working in production environments.

     We also expect to develop new opportunities as they arise in order to capitalize on the rapidly accelerating demand for products in the new gene economy.

DRUG DISCOVERY


     We believe that we have a leading position in the market for systems that enable faster, more efficient drug discovery. This business segment covers the following areas: genomics, proteomics, drug screening and bioinformatics.


  GENOMICS


     Genomics is the study of the structure and function of the genetic material of living organisms. The human body is composed of trillions of cells, each containing deoxyribonucleic acid, or DNA, which encodes the basic instructions for cellular function. The complete set of an individual's DNA is called the genome, and is organized into 23 pairs of chromosomes, which are further divided into approximately 50,000 smaller regions called genes. Each cell uses, or expresses, only those genes required for its specific functions. Each gene is comprised of a string of four types of nucleotide bases, known as A, C, G and T. Human DNA has approximately three billion nucleotides and their precise order is known as the DNA sequence. When a gene is expressed, a copy of its DNA sequence, called messenger RNA, or mRNA, is used to direct the synthesis of a protein. Proteins direct cell function and ultimately the development of individual traits. A variation in any part of a gene, called a polymorphism, may result in a change in cell function leading to disease. In molecular medicine, drug development is based on understanding this core process by which DNA ultimately translates into a protein and on understanding the function of proteins.


     Researchers using genomics techniques are generally investigating the change in gene activity and variation in disease through the sequencing of genes, the discovery of new genes and gene variants, and the identification of those genes which are responsible for certain physical or biochemical behaviors in living cells. They seek to understand how and when the activity of these genes is switched on or off in normal development and to investigate which gene variants occur most frequently. Therefore, researchers need tools to help them produce, label and analyze DNA fragments, to study the various steps of gene expression and to identify and measure the levels of various proteins produced.

     Interpreting the DNA sequence can lead to the identification of the proteins derived from it. In addition, comparison of DNA sequences between normal and affected individuals across a disease population can provide valuable information on the genetic changes giving rise to the disease, thereby facilitating the development of improved diagnostic and therapeutic techniques and the development of drugs targeted toward an individual's specific genotype.


     We provide a comprehensive range of instruments, reagents and software sold individually or, increasingly, as integrated systems to enable genetic analysis. Some of our products, in particular our MegaBACE(TM) high throughput sequencing systems have been critical to the sequencing of the human genome. Our microarray products will be crucial for comparative gene expression analysis that will occupy scientists for many years to come.

     We summarize our principal genomics products below.



------------------------------------------------------------------------------------------------------------
         PRODUCT GROUP                        TYPE OF PRODUCT                      PRIMARY AREA OF USE
------------------------------------------------------------------------------------------------------------
 PRODUCTS BEING MARKETED
------------------------------------------------------------------------------------------------------------
 MegaBACE 1000(TM) DNA           High throughput sequencing system using     Automated DNA sequencing
 Sequencer                       capillary electrophoresis in 96
                                 capillaries
------------------------------------------------------------------------------------------------------------
 MegaBACE 1000(TM) Genotyper     High throughput genotyping system using     Automated microsatellite- based
                                 capillary electrophoresis                   genotyping
------------------------------------------------------------------------------------------------------------
 Generation III Microarray       DNA microarray spotter and scanner          Differential gene expression
 System
------------------------------------------------------------------------------------------------------------
 4000A Microarray Scanner        DNA microarray scanner sold together with   Differential gene expression
 System                          our reagents
------------------------------------------------------------------------------------------------------------
 Thermo Sequenase(TM)            DNA polymerase which is stable at high      Automated DNA sequencing
                                 temperatures for use in sequencing
                                 reactions
------------------------------------------------------------------------------------------------------------
 DYEnamic(TM) Energy Transfer    Fluorescently labeled primers and           Automated DNA sequencing
 primers and terminators         terminators for DNA sequencing giving
                                 highly sensitive detection
------------------------------------------------------------------------------------------------------------
 AutoSeq(TM)                     Sequencing sample clean-up                  DNA sample preparation for high
                                                                             throughput sequencing
------------------------------------------------------------------------------------------------------------
 PureSeq(TM)                     Template preparation system                 High throughput template
                                                                             preparation
------------------------------------------------------------------------------------------------------------
 MegaBACE(TM) 500                Flexible throughput capillary array         Automated DNA sequencing
                                 sequencing system
------------------------------------------------------------------------------------------------------------
 PRODUCTS IN RESEARCH AND
 DEVELOPMENT
------------------------------------------------------------------------------------------------------------
 MegaBACE(TM) 4000               384 capillary DNA sequencer                 Automated DNA sequencing with
                                                                             very high throughput
------------------------------------------------------------------------------------------------------------
 Chip Sequencer                  Next generation microchip sequencing and    Medium to ultra high throughput
                                 genotyping technology with unattended       DNA sequencing and genotyping
                                 operation
------------------------------------------------------------------------------------------------------------
 TempliPhi(TM)                   Template preparation using novel enzyme     Preparation of template for DNA
                                                                             sequencing
------------------------------------------------------------------------------------------------------------
 Direct Load                     DNA sequencing reagents                     Direct load of sequencing
                                                                             reactions unto instrumentation,
                                                                             eliminating the clean-up step
------------------------------------------------------------------------------------------------------------
 SNuPe(TM) reagents              High throughput, single nucleotide primer   Genotyping, SNP validation and
                                 extensions for MegaBACE                     scoring
------------------------------------------------------------------------------------------------------------
 Microarray system               Pre-arrayed slides, automated slide         Gene expression profiling using
                                 processor and scanner, Generation IV        microarrays
                                 spotter
------------------------------------------------------------------------------------------------------------



     The MegaBACE(TM) 1000 DNA sequencer is an automated, fluorescent DNA sequencing system that consists of hardware, software and reagents designed for industrial-scale DNA analysis. It uses 96 capillaries, each about the size of a human hair, filled with a gel which acts as a separating filter during electrophoresis, the separation of particles using an electric field. Operating in parallel, the capillaries separate, detect and analyze fluorescently-labeled DNA fragments. The MegaBACE(TM) system provides more genetic data than competing products, with sequenced lengths typically exceeding 550,000 base pairs per day, compared to 450,000 base pairs per day for the best of the competing products. The system automates gel preparation, sample injection, DNA separation and data analysis, allowing significant productivity gains compared to traditional slab gel systems. MegaBACE(TM) also provides customers with enhanced processing speed. The processing time for each DNA sample is approximately two hours, compared to three hours for competing products. We believe that MegaBACE(TM) is preferred by end users who require accuracy and reliability in DNA sequencing. MegaBACE(TM) has played a significant role in several public and private sector genome sequencing operations, and had a total installed base of over 700 systems worldwide as of December 31, 2000. The MegaBACE(TM) systems generate recurring revenues through sales of reagents and other consumables that are used with the system.



     We have also extended our MegaBACE(TM) brand to the wider sequencing market, introducing a flexible concept with the MegaBACE(TM) 500 system. The MegaBACE(TM) 500 enables users to move between 16, 32, 48 and 96 capillaries on the MegaBACE(TM) platform, meeting the lower throughput needs of many researchers at sequencing laboratories.



     In addition to DNA sequencing, the MegaBACE(TM) platform can support a range of drug discovery applications, including microsatellite genotyping, or identifying the genes possessed by individuals, and the study of inheritance patterns and variations in single base pairs of DNA. In 1999, we launched a second application on the MegaBACE(TM) 1000 platform to allow researchers to detect small differences in similar DNA samples. This application, known as the MegaBACE(TM) 1000 Genotyper, uses the same hardware as the MegaBACE(TM) sequencing system but employs different software and chemistries.



     We are developing another generation of MegaBACE(TM) sequencing systems which will use 384 capillaries instead of 96. We expect that this new system will be able to process four times the number of samples as the existing systems and routinely produce sequencing lengths up to double those of the current system. We estimate that these new systems will be tested by customers by the end of 2001.



     We are also in the early stages of developing a new chip technology, using thin glass chips with built-in channels to be used as an alternative to capillaries for the separation and analysis of DNA. In sequencing, for example, this technology has the potential to sequence DNA samples in half the time required by MegaBACE(TM).



     Microarrays are small arrays of biological material on an inert substance, typically genes on a glass slide, that can be used to test for functional criteria. They are powerful tools for scientists to monitor and analyze the expression levels of thousands of genes in a single experiment. Our microarray systems use our dyes and scanners and large sets of cloned DNA which we spot onto a glass surface to enable researchers to study how genes are expressed. In 1996, we created an early access program to fund development of microarray products and technologies called the Microarray Technology Access Program, or MTAP. GlaxoSmithKline Plc became the first pharmaceutical company to join the MTAP, and since then the program has expanded rapidly, now including more than 30 pharmaceutical, genomics, biotechnology, and academic organizations using the microarray systems primarily for gene expression research. In exchange for paying us an upfront membership fee, customers who are members of the MTAP receive non-exclusive licensing rights to microarray products and technologies, technical support for these products and discounts on the product prices. We have supplemented the MTAP with programs designed for the broader research market. We have designed these programs to supply non-MTAP customers with integrated microarray systems along with training and ongoing technical support.



     Over the course of 2000, we offered an increasing range of microarray products, such as microarray chip scanners, including the recently launched 4000A Microarray Scanner System, and prearrayed slides containing libraries of DNA molecules optimized for gene expression studies. Prearrayed slides provide gene content to customers who prefer not to produce slides in their own laboratories. We expect to continue to develop our microarray product range.

     Pharmacogenomics. Pharmacogenomics is the study of the impact of genetic variation on the efficacy, uptake, distribution, and toxicity of a drug, known together as drug response.



     DNA sequences contain a variety of known polymorphisms, which are the existence of a gene in a population in at least two different forms, not attributable to mutation alone. Single nucleotide polymorphisms, or SNPs, act as signposts to the genes that play a role in susceptibility to disease as well as drug response. As a result, the biotechnology and pharmaceutical industries have recently focused attention on the discovery of SNPs. By comparing the analysis of SNPs in DNA samples taken from diseased and healthy populations, researchers will be able to indicate where genes associated with the disease are located and which SNPs are important in the process of regulating physiology.



     With the completion of the draft of the human genome, the number of identified SNPs is increasing. Scientists and researchers are conducting SNP association studies to find the potential relevance of identified SNPs to human health. As a result, we expect the demand for SNP scoring technology to increase significantly over the next few years. SNP scoring refers to the measurement of the presence or absence of a particular SNP in the genetic sequence of a particular individual. To find the subset of SNPs that occurs with the greatest frequency in human diseases or that are potentially responsible for variations in drug response, researchers must make hundreds of millions of SNP scores, and they must correlate those scores with health and other features of interest. Research and clinical laboratories will require highly accurate, high throughput SNP scoring technology that can be implemented at an affordable cost to find relevant SNPs.



     MegaBACE(TM) gives our customers the ability to perform SNP scoring, and we introduced our SNiPer(TM) SNP scoring platform into customer and collaborator sites in December 2000 to provide additional functionality in this area. SNiPer(TM) is technologically competitive in the existing SNP market, which uses pre-amplified genetic samples. We are collaborating with the University of Washington and The Institute of Physical and Chemical Research in Japan and have signed a technology access agreement with respect to SNiPer(TM) with Oxagen Limited in the UK. We continue to work towards developing more cost effective SNP scoring, using direct genomic DNA.



     In March 2000, we joined the SNP Consortium, a non-profit enterprise funded by the Wellcome Trust and 10 major pharmaceutical companies. Its mission is the construction of a high density SNP map that will be made publicly available by bringing together the key DNA sequencing centers, including the federal Human Genome Project, the Sanger Center, Washington University, Stanford University and Cold Spring Harbor, with major pharmaceutical companies in a two-year venture. This is expected to reduce the time, risk and cost to produce a SNP map and will enable other parties in the application of SNP data for research purposes.



  PROTEOMICS



     Proteomics is the study of protein content, structure and function in cells and is expected to lead to better understanding of essential biological processes in cells and aid the development of new drugs. We believe that the proteomics market has strong growth prospects. Proteins are formed by the many possible combinations of the 20 amino acids which are the protein building blocks for genes. The genes provide the code for proteins, but the proteins are critical in controlling all cellular function, either as enzymes, messengers or structural cell elements.



     Interest in proteomics research is growing rapidly as pharmaceutical and biotechnology companies seek to understand the role of proteins in diseases, and to generate new ideas for drugs or interventions in cellular processes. The complexity of this task and its potential in the drug discovery and development process create an opportunity to develop high throughput systems for protein analysis, involving the next generation of two dimensional gel electrophoresis, mass spectrometry and liquid chromatography technology. Two dimensional gel electrophoresis is a technique for the separation of proteins by electrical charge and by size. Mass spectrometry is a technique for identifying chemicals, including proteins, by their molecular weight. Liquid chromatography is the separation of proteins and peptides according to their physical properties. We currently market products using differential gel electrophoresis, mass spectrometry and liquid chromatography techniques.

     Under the brand name Ettan(TM) we have built on our experience in protein analysis, separation and purification to develop high throughput analysis systems for proteomic research, and we believe we are well positioned to take advantage of this market opportunity. Over the next few years, we expect to launch a series of integrated protein analysis systems, also under the Ettan(TM) brand, based on linking two dimensional gel electrophoresis, imaging instruments, mass spectrometry and liquid chromatography. We launched our first mass spectrometry product, the Ettan(TM) MALDI-TOF in 2000.



     We summarize our principal proteomics products below.



-----------------------------------------------------------------------------------------------
        PRODUCT GROUP                   TYPE OF PRODUCT                PRIMARY AREA OF USE
-----------------------------------------------------------------------------------------------
 PRODUCTS BEING MARKETED
-----------------------------------------------------------------------------------------------
 Two Dimensional Differential    Fluorescent dyes for labeling    Protein expression analysis,
 Imaging Gel Electrophoresis     proteins, imaging instruments    which is the process of
 system, or 2D DIGE              and software                     detecting differences in
                                                                  protein populations found in
                                                                  normal and diseased cells
-----------------------------------------------------------------------------------------------
 Ettan(TM) Dalt II               Two dimensional gel              Protein expression analysis
                                 electrophoresis system
-----------------------------------------------------------------------------------------------
 ImageMaster(TM)                 Imaging analysis software        Protein expression analysis
-----------------------------------------------------------------------------------------------
 Smart(TM) System                Small scale liquid               Protein identification and
                                 chromatography system            characterization, which is
                                                                  the process of determining
                                                                  the structure and function of
                                                                  a protein
-----------------------------------------------------------------------------------------------
 GST recombinant fusion          Vectors and reagents to          Protein identification and
 products                        facilitate the production of     characterization
                                 recombinant proteins
-----------------------------------------------------------------------------------------------
 Ettan(TM) Spot Picker           Accurate automatic spot          Protein expression analysis
                                 picking                          and identification
-----------------------------------------------------------------------------------------------
 Ettan(TM) MALDI-TOF             Mass spectrometry                Protein identification and
                                                                  characterization
-----------------------------------------------------------------------------------------------
 PRODUCTS IN RESEARCH AND
 DEVELOPMENT
-----------------------------------------------------------------------------------------------
 Spot Handling Platform          Integrated spot picker,          Protein expression analysis
                                 digester and spotter             and identification
-----------------------------------------------------------------------------------------------
 Ettan(TM) LC-MS                 Liquid chromatography-mass       Protein identification and
                                 spectrometry integrated          characterization
                                 system
-----------------------------------------------------------------------------------------------
 P4--Parallel Purification       High throughput protein          Protein amplification and
 Protein Platform                purification platform            purification
-----------------------------------------------------------------------------------------------



  DRUG SCREENING



     Scientists are discovering many new drug targets as a result of genomic and proteomic research efforts. These discoveries, coupled with the greater availability of large libraries of possible drug compounds, have resulted in demand from the pharmaceutical industry for higher throughput technology for drug screening to alleviate this major bottleneck in the drug discovery process. In addition, pharmaceutical companies are also seeking more sophisticated technology to enable them to understand the metabolism and toxicology of drug candidates earlier in the drug development process in order to eliminate drug candidates with high toxicity and reduce the need for expensive animal testing and clinical trials. Drugs with high toxicity are unsuitable for use in treating disease.

     Once a target has been identified, many candidate chemicals are tested rapidly in a process termed high throughput screening in order to identify lead candidates which interact with the target. These lead candidates are then investigated intensively with respect to both their biochemical and chemical properties in order to optimize the lead candidates, through secondary drug screening, to a stage where they may perform adequately as a novel medicine for the treatment of disease. Typically, researchers will screen between 100,000 and two million candidates to identify the handful that may constitute lead candidates. These studies require the sensitive analysis of complex reactions involving a number of biochemicals, proteins and nucleic acids. The assays used require advanced technology for both labeling and detection of biomolecules and researchers must be able to perform the assays quickly.



     We established an early market leadership position in high throughput screening through the introduction of our Scintillation Proximity Assay in the early 1990s, sold through technology access contracts. Building on this success, we introduced the innovative LEADseeker(TM) system in 1998. During 1999, we launched the next generation LEADseeker(TM). This system is a fully automated, format free, multi-modality system which offers the choice of fluorescent, chemiluminescent and radioactive chemistries. It incorporates advanced, charge-coupled device detection technology and can support the screening of 750,000 compounds a day. The flexibility of our LEADseeker(TM) system is very important to our customers because it allows them to select the chemistry format that will produce the highest quality research results for their particular needs.



     Our acquisition of Praelux in February 2000 has provided us with access to advanced cell imaging technology to complement the LEADseeker(TM) high throughput screening platform. This will permit us to develop systems for cell-based secondary assays for drug screening. Our LEADseeker(TM) cell analysis system will enable real time tracking and measurement of the movement of molecules within a cell. This significant advance over existing technology will uniquely combine high throughput and high information content. In addition to the LEADseeker(TM) systems, we also provide customized assays for specific customers.



     We are also a major provider of services for the custom radioactive labeling of potential drug compounds for absorption, distribution, metabolism and excretion studies.



     We summarize our principal drug screening products below.



--------------------------------------------------------------------------------------------
     PRODUCT GROUP                 TYPE OF PRODUCT                 PRIMARY AREA OF USE
--------------------------------------------------------------------------------------------
 PRODUCTS BEING MARKETED
--------------------------------------------------------------------------------------------
 Scintillation Proximity    Beads which emit light when a     High throughput screening
 Assay, or SPA              radioactive compound is bound
                            close to the particle surface
--------------------------------------------------------------------------------------------
 LEADseeker(TM) imaging     High throughput systems for       High throughput screening
 system                     automated multi-modality
                            analysis of screening assays
--------------------------------------------------------------------------------------------
 Cyanine Dye labels         Fluorescent dyes optimized for    Assay technology for screening
                            labeling of proteins and          and development assays
                            nucleic acids
--------------------------------------------------------------------------------------------
 Custom labeling            Custom synthesis of molecules     Toxicology, metabolism and
                            with radio or stable isotope      distribution studies
                            labels
--------------------------------------------------------------------------------------------
 PRODUCTS IN RESEARCH
 AND DEVELOPMENT
--------------------------------------------------------------------------------------------
 FARcyte(TM)                Automated multi-modality          Medium throughout screening
                            analysis of screening assays
--------------------------------------------------------------------------------------------
 LEADseeker(TM) cellular    Advanced imaging device and       Cell-based system for
 analysis system            biological assay reagents         secondary screening in drug
                                                              discovery process
--------------------------------------------------------------------------------------------

  BIOINFORMATICS



     Bioinformatics enables researchers to capture and transform massive amounts of data from different systems into organized databases that researchers can analyze. As high throughput tools for drug discovery become established, we expect that the major bottleneck will no longer be hardware, but the ability of the customer to manage raw data generated from its laboratories and to transform that data into an organized body of information that can facilitate the drug discovery process. The market environment is now set to change as customers adopt bioinformatics products to capitalize on the ability of these high end systems to generate data. Customers are also recognizing the power of integrating their data across disciplines, other institutions and steps in the drug discovery process, which has created a market for analytical software packages and expert knowledge systems.



     We are introducing bioinformatics software in order to support our integrated systems and customers' laboratory workflow systems. These systems are designed to:


      -- design, automate and acquire data, such as gene sequences, from biological experiments;

      --   analyze and interpret experiment results; and

      --   enable the transfer of refined data into drug discovery databases.

     We expect these systems will further the goal of enabling molecular medicine by speeding up the drug discovery process through more efficient data handling.


     We are collaborating with Cimarron Software Services, Inc., in which we have a 20% equity investment, to develop a number of laboratory workflow software packages that we expect to commercialize. Although we will integrate these packages across our drug discovery technology platforms, including MegaBACE(TM), microarray systems, Ettan(TM) and SNiPer(TM), they will be based on open architecture, which means that these packages could be connected to other software packages. We expect to launch our first bioinformatics software products in 2001.


SEPARATIONS


     Our separations business is built on our extensive experience in liquid chromatography and on our understanding of proteins. We have organized this business into two parts--bioprocess and laboratory separations. In bioprocess, we produce systems for the purification and production of biopharmaceuticals on a large scale. In laboratory separations, we produce smaller, laboratory-scale systems for the purification and separation of proteins.



  BIOPROCESS



     Our bioprocess business helps our customers manufacture modern, biomolecule-based medicines. We support biopharmaceutical manufacturers by providing them with scaleable and integrated technologies for purifying biopharmaceuticals. We also provide services that offer reduced process development time and cost efficient production of biopharmaceutical medicines, such as hormones, enzymes, blood clotting factors, vaccines, antibodies, growth factors and antisense nucleic acids sequences.



     Biopharmaceuticals are drugs based on active biomolecules, such as proteins, peptides or DNA. The first biopharmaceuticals were developed and produced using chromatography techniques in the late 1970s and early 1980s. The first drug produced by genetic engineering was launched in 1982. Now there are over 90 life-saving, biopharmaceuticals approved worldwide, and more than 370 new biopharmaceuticals are in clinical trials. Furthermore, we expect that as the relationship between genes and diseases is clarified, the number of biopharmaceuticals launched on the market will continue to grow. Chromatography is a leading technology for producing biopharmaceuticals on a large scale at the required purity and level of activity, while reducing the risk of potential contamination.



     Having our products designed-in to the biopharmaceutical purification process is the key to sustainable revenues in the biopharmaceutical manufacturing process. Design-in is facilitated through biotechnology and pharmaceutical companies using our purification products successfully during their development phases. We ensure that methods using our products can be readily scaled-up, validated and registered in full scale manufacturing. Once the FDA or other regulatory body approves a manufacturing process, changing this process is time consuming and expensive for the manufacturer. Our chromatography media are used in the manufacture of 98% of approved biopharmaceuticals and are involved in the majority of biopharmaceuticals that are currently in clinical trials.



     Apart from demonstrated scalability, we believe our bioprocess business has a competitive advantage based on:



      --   the reputation we have built in the purification field since 1959;



      --   consistent quality assured by ISO 9001 certification;



      -- a large range of media, allowing choice, and in some cases, custom design;



      -- product lines with well-known brands, recognized by customers and regulatory organizations;


      -- the manufacturing capacity to ensure reliable supply of chromatography media;


      -- providing a complete solution, including equipment and regulatory support;



      --   documentation to support validation and registration; and



      --   a dedicated and experienced global sales force.



     A key strength of our bioprocess business is reliability and a proven record of results. We introduced one of our leading products, Sephadex(TM), which brought a new level of speed and simplicity to purification techniques, over 40 years ago, and it is still a leading brand in separations media today. Sephadex(TM) has had an important role in many scientific discoveries and has been instrumental in Nobel prize winning research. It is also widely used in industry, for example, in the production of highly purified gamma globulin used to treat a variety of diseases including Acquired Immune Deficiency Syndrome. We now produce a widely-used purification media based on Sepharose(TM), originally introduced in the 1980s. We also produce other products based on Sepharose(TM) for the purification of active proteins, as well as system and equipment components used in these processes. These products are able to address the challenges brought by new types of source materials and new types of biomolecules, such as those being tested for vaccines and antisense strategies.



     Biotechnology innovation continues to drive the bioprocess business. For example, our STREAMLINE(TM) product provides an efficient and cost effective alternative to membrane filtration in the initial stages of biopharmaceutical purification. Since its launch in 1999, sales revenues have grown substantially for our new synthetic separation media, Source(TM), that offers improved performance, particularly in the purification of smaller protein and peptide products.


     In addition to leadership in the protein purification field, we are the leading supplier of manufacturing systems and reagents for industrial DNA synthesis, both of which are used by the molecular diagnostic industry and the emerging antisense industry. Antisense drugs involve the use of nucleic acids which bind to other target nucleic acids producing a therapeutic effect. These drugs are also known as oligonucleotide pharmaceuticals because of their use of short DNA sequences, or oligonucleotides. Our leading patented product, OligoProcess(TM), enabled the antisense industry to manufacture the first antisense drugs at a commercially viable cost and scale.


     Our reputation, product offerings and support services in the bioprocess business create strong customer relationships. For example we provide Fast Trak(TM) services to aid customers in complying with FDA requirements by providing validation support and regulatory support information. Fast Trak(TM) also provides comprehensive training programs for people working in biopharmaceutical manufacturing and development.



     We continue to explore opportunities for the expansion of our bioprocess business. For example, we are developing a viral decontamination system through a strategic technology alliance with V.I. Technologies, Inc.

  LABORATORY SEPARATIONS


     In laboratory separations, we provide systems for the purification of proteins, peptides and oligonucleotides. Our product range covers chromatography systems, which account for approximately 65.0% of our net sales in this business line, and chromatography media. We currently have over 20,000 liquid chromatography, or LC, systems installed. The FPLC(TM) system in the AKTA(TM) product range is the most widely-used chromatography system in our industry. Our customers include pharmaceutical and biotechnology companies and academic and research institutes.



     Apart from our media products, which are also available in laboratory scale formats, other brands include the AKTA(TM) system for laboratory scale purification and HiTrap(TM) prepacked chromatography columns. We continue to expand the AKTA(TM) platform, and during 2000 we introduced several upgrades and new products, including AKTAprime(TM), a chromatography system, and an advanced fraction collector.



     Our laboratory separations products are linked to our bioprocess businesses through the drug development design-in process. Researchers in industry often use our laboratory separations systems to develop small scale processes for the purification of biopharmaceuticals, which they later scale-up using our bioprocess products.

     We summarize our principal bioprocess and laboratory separations products below.



-------------------------------------------------------------------------------------------------------
          PRODUCT GROUP                     TYPE OF PRODUCT                 PRIMARY AREAS OF USE
-------------------------------------------------------------------------------------------------------
  PRODUCTS BEING MARKETED
-------------------------------------------------------------------------------------------------------
  Sephadex(TM), Sepharose(TM),     Chromatographic separation         Purification of active proteins
  Source(TM)                       materials                          used in biopharmaceuticals
-------------------------------------------------------------------------------------------------------
  STREAMLINE(TM)                   Expanded bed chromatography        Primary chromatography step used
                                   system                             for purification of active
                                                                      proteins used in
                                                                      biopharmaceuticals
-------------------------------------------------------------------------------------------------------
  Cytodex(TM)                      Beaded media for cell culture      Research and vaccine production
-------------------------------------------------------------------------------------------------------
  Ficoll(TM), Percoll(TM)          Media for cell separation          Research applications, in-vivo
                                                                      treatment
-------------------------------------------------------------------------------------------------------
  Chromaflow(TM) Columns           Production scale chromatography    Purification of active proteins
  Bioprocess Systems               columns and systems                used in biopharmaceuticals
-------------------------------------------------------------------------------------------------------
  MabSelect(TM)                    Separations media                  Purification of monoclonal
                                                                      antibodies
-------------------------------------------------------------------------------------------------------
  HiTrap(TM)                       Laboratory scale prepacked         Laboratory scale purification of
                                   chromatography column              biological molecules
-------------------------------------------------------------------------------------------------------
  OligoPilot(TM),                  Systems for oligonucleotide        Synthesis of oligonucleotides for
  OligoProcess(TM)                 synthesis                          production of pharmaceuticals and
                                                                      diagnostic probes*
-------------------------------------------------------------------------------------------------------
  PRIMER SUPPORT(TM)               Solid phase support beads for      Synthesis of oligonucleotides for
                                   oligonucleotides synthesis         production of pharmaceuticals and
                                                                      diagnostic probes*
-------------------------------------------------------------------------------------------------------
  Amidites                         Monomers for oligonucleotides      Synthesis of oligonucleotides for
                                   synthesis                          production of pharmaceuticals and
                                                                      diagnostic probes*
-------------------------------------------------------------------------------------------------------
  AKTA(TM)/FPLC(TM)                Chromatography systems for         Research and pharmaceutical
                                   preparative purification of        methods development
                                   biomolecules
-------------------------------------------------------------------------------------------------------
  High flow Protein A              High productivity affinity medium  Antibody purification
-------------------------------------------------------------------------------------------------------
  PRODUCTS IN RESEARCH AND
  DEVELOPMENT
-------------------------------------------------------------------------------------------------------
  STREAMLINE(TM) reactor/expanded  Equipment and medium for expanded  System for initial capture of
  bed absorption media             bed absorption                     biopharmaceuticals from
                                                                      production medium
-------------------------------------------------------------------------------------------------------
  New ion exchange media, Niex     New chromatography media           Novel ion exchange media with
                                                                      improved productivity
-------------------------------------------------------------------------------------------------------
  AKTA(TM) pilot                   Laboratory chromatography system   Small production scale protein
                                                                      purification under good
                                                                      manufacturing practices
-------------------------------------------------------------------------------------------------------
  New primer support               Solid phase support beads          Synthesis of longer diagnostic
                                                                      probes
-------------------------------------------------------------------------------------------------------
  Bioselect                        Customized affinity ligands        Biopharmaceutical manufacturing
-------------------------------------------------------------------------------------------------------
  Viral Inactine(TM)               Viral inactivation chemical        Purification of plasma and
                                                                      proteins produced from cell
                                                                      culture, virus clearance in
                                                                      biopharmaceutical manufacturing
-------------------------------------------------------------------------------------------------------
  P4                               High throughput protein            Protein purification, structural
                                   purification                       genomics
-------------------------------------------------------------------------------------------------------


------------
* These products may also be used in the production of future antisense drugs.

LABORATORY PRODUCTS


     We provide a broad range of laboratory research tools and technology to purify, detect and analyze biological molecules. We focus our business by developing and grouping our products around experimental procedures that our customers use. We refer to this as application-based development. We also provide marketing and technical support. We invest in growing application areas, particularly gene expression and protein analysis. Our product range, reinforced by well-known brands, application-based development and extensive technical support, has enabled us to become a market leader in the provision of laboratory products for life science researchers in academia and industry. Our product range consists of over 5,500 products and covers the following application areas:


      --   gene expression;

      --   DNA differentiation analysis;

      --   protein analysis and expression;

      --   nucleic acid amplification and purification;

      --   nucleic acid analysis;

      --   low and medium throughput sequencing; and

      --   assays.


     Within these application areas we have well-known brands, such as Biotrak(TM), Redivue(TM), Storm(TM), and Ready-To-Go(TM). We tailor our laboratory products to meet the specific needs of our research customers for proven techniques and dependable products to produce quick and reliable research results. Because of this tailoring, our laboratory products technology follows the trends in life sciences research. We actively manage our product life cycles and are continually updating our product line.



     We are continuing to develop innovative laboratory products, such as the Typhoon(TM) fluorescence scanner used in many life sciences applications. Typhoon(TM), which we launched in early 2000, offers increased sensitivity and performance and we believe will help maintain our position as a leader in the imaging market.



     A key component of our strategy for laboratory products is to focus on customer service and support for over 100,000 life science researchers using our products worldwide. We are also expanding our customer base in laboratory products by targeting pharmaceutical and medical researchers, a customer base which grows at a faster rate than our traditional academic research market. Finally we are implementing an Internet-based marketing strategy for these products. See "--Marketing and Distribution--E-business."



     A further component of our strategy for laboratory products is to invest in new technology platforms within drug discovery by creating later generation laboratory products for the general research market. We refer to this as managing the technology life cycle.

     We summarize our principal laboratory products below, with a variety of brand improvements and extensions under development.



-------------------------------------------------------------------------------------------------
      PRODUCT GROUP                 TYPE OF PRODUCT                   PRIMARY AREAS OF USE
-------------------------------------------------------------------------------------------------
 PRODUCTS BEING MARKETED
-------------------------------------------------------------------------------------------------
 Ready-To-Go(TM)           Reagents and kits                   Molecular biology research
-------------------------------------------------------------------------------------------------
 Redivue(TM)               Colored, stabilized formulations    DNA and protein labeling
                           of a range of radioactive
                           nucleotides and amino acids
-------------------------------------------------------------------------------------------------
 Hoefer(TM)                Electrophoresis and blotting        Detection and analysis of proteins
                           instruments
-------------------------------------------------------------------------------------------------
 Biotrak(TM) Assays        Assay kit                           Drug development and cell biology
                                                               research
-------------------------------------------------------------------------------------------------
 ALFexpress(TM)            Medium throughput DNA sequencing    Mapping DNA base pairs sequence
                           system
-------------------------------------------------------------------------------------------------
 SEQ4X4(TM)                Bench-top DNA sequencing system     Mapping DNA base pairs sequence
-------------------------------------------------------------------------------------------------
 Hybond(TM)                Membranes for blotting              Detecting proteins or nucleic
                                                               acids
-------------------------------------------------------------------------------------------------
 Storm(TM)                 Fluorescent, chemiluminescent and   Nucleic acid and protein gel
                           radiography imaging systems         analysis and blot analysis
-------------------------------------------------------------------------------------------------
 Radiochemicals            Biochemical compounds labeled with  Study of cell biology and
                           Carbon(14), Tritium and             toxicology
                           Iodine(125)
-------------------------------------------------------------------------------------------------
 ECL(TM) Western Blotting  Protein detection system for        Protein detection and
                           western blotting                    characterization
-------------------------------------------------------------------------------------------------
 Typhoon(TM)               Multi-color detection imager        Laboratory detection applications
-------------------------------------------------------------------------------------------------
 Ready-To-Run(TM)          Electrophoresis system              System for analyzing DNA,
                                                               especially polymerase chain
                                                               reaction, or PCR, products
-------------------------------------------------------------------------------------------------


SERVICE, AGENCY AND OTHER


     Our service business provides systems support for our instruments. The business is a global organization with over 300 employees providing installation, training, maintenance, software upgrade programs and application support. Our academic research, biotechnology and pharmaceutical customers have varied manufacturing and research requirements, and we seek to increase our customers' productivity by providing service packages tailored to each particular customer.



     Our primary customers in this business are pharmaceutical and biotechnology companies, who rely on support agreements for their instruments. Service agreements are already well established for our bioprocess, separations and laboratory systems and we expect sales for services for our drug discovery instruments to grow as the installed base for our systems increases.



     We plan to capitalize on growth opportunities in the service business by providing it with a separate management focus from our other business segments. We plan to take advantage of opportunities by expanding customer support, by providing training for customers and by providing support for software-intensive integrated systems.


STRATEGIC ALLIANCES


     An element of our strategy is to seek strategic alliances to access technology. We will continue to seek alliances with major academic research centers and biotechnology and pharmaceutical companies. We believe that this strategy will enable us to obtain new technologies and maximize our research and development expenditures. The table below lists some of our major strategic partners.


------------------------------------------------------------------------------------------------------------
           STRATEGIC PARTNER                      TECHNOLOGY                          PRODUCT
------------------------------------------------------------------------------------------------------------
 Affibody Technology Sweden AB           Ligands                       Ligands for protein purification
------------------------------------------------------------------------------------------------------------
 Analytica of Branford, Inc.             Mass spectrometry             Ettan(TM) range
------------------------------------------------------------------------------------------------------------
 Beckman Coulter Inc.                    Sequencing technology         Separation matrices for capillary
                                                                       electrophoresis
------------------------------------------------------------------------------------------------------------
 BioImage AS                             Cell-based assays             LEADseeker(TM) cellular analysis
                                                                       system
------------------------------------------------------------------------------------------------------------
 Cimarron Software Services, Inc.        Bioinformatics                Laboratory workflow system software
------------------------------------------------------------------------------------------------------------
 DNA Sciences                            Microfabrication technology   Chip-based sequencing
------------------------------------------------------------------------------------------------------------
 Dyax Corp.                              Ligands                       Peptide ligands for protein
                                                                       purification
------------------------------------------------------------------------------------------------------------
 Gyros AB                                CD-based miniaturization      Technology for various miniaturized
                                                                       drug discovery products which we
                                                                       refer to as lab on a chip
------------------------------------------------------------------------------------------------------------
 InforMax, Inc.                          Bioinformatics                Customized software
------------------------------------------------------------------------------------------------------------
 Molecular Staging, Inc.                 SNP analysis and other        SNiPer(TM)
                                         applications of rolling
                                         cycle amplifications
------------------------------------------------------------------------------------------------------------
 Proteometric LLC                        Mass spectroscopy             Ettan(TM) range
------------------------------------------------------------------------------------------------------------
 Scientific Analysis Instruments Ltd.    Mass spectroscopy             Ettan(TM) range
------------------------------------------------------------------------------------------------------------
 Uppsala University, Sweden              Surface interaction           Technology development for separation
                                         biotechnology                 resins
------------------------------------------------------------------------------------------------------------
 V.I. Technologies, Inc.                 Bioprocess                    Virus inactivation compounds
------------------------------------------------------------------------------------------------------------



     We do not consider any of the agreements set forth in the table above material to our business. These agreements involve additional milestone or other payments that in the aggregate do not exceed $40 million, of which, assuming certain conditions are satisfied, approximately $31 million is expected to be made within the next five years.



     We review potential acquisition and investment opportunities in each of our business segments. Except as otherwise disclosed in this prospectus, we currently do not have any material commitments or agreements for any acquisition or investments. We may structure any acquisition or investment as an acquisition or joint venture or through licensing arrangements. We may make an acquisition or investment if we believe that a transaction will enhance our portfolio of offered products, particularly where the transaction is related to the identification and commercialization of innovative new technologies.


MARKETING AND DISTRIBUTION

  MARKETING


     We have developed a worldwide sales and marketing network, with products sold in approximately 100 countries. We have an integrated sales and marketing organization of approximately 1,600 employees serving all three principal business segments, with direct sales offices in 31 countries. Our sales and marketing force is divided into four regional organizations: North America, Europe, Japan, and Rest of the World. Our broad customer base and integrated product offerings allow our sales and marketing force to generate sales across all three business segments. We have also established direct marketing through catalog and brochure mailing, telemarketing and web-based marketing channels.



     Included in our Rest of the World region is a sales office in Cuba. We intend to promptly file an application for a license to continue operations in Cuba. We intend to close the office if the license is not granted.



     We also distribute products provided by external suppliers, including restriction enzymes supplied by Takara Shuzo Co. Ltd. and analytical instruments supplied by BioChrom Labs, Inc. We also distribute autoradiography film supplied under the Kodak brand name worldwide and Affymetrix's gene expression products in Japan.


  E-BUSINESS


     Given the large product range and number of customers in our laboratory products business, we are pursuing a strategy to market our products through the Internet. We expect the Internet to provide efficiency gains in the management of the market for our laboratory products business. We intend to complement the improved efficiency in order processing and invoicing offered by Internet marketing channels with the development of further e-business services that will offer technical support to customers. We are investing in new systems and procedures to improve our existing web presence to enable simpler on-line purchasing and provide technical information.



     In 1999, we entered into a partnership with SciQuest.com, Inc., a provider of electronic e-commerce services, to sell laboratory products through its electronic purchasing channels. The SciQuest e-commerce website has been operating in the United States since February 2000. E-commerce sales represented less than 2% of our net sales in 2000.



  DISTRIBUTION



     We have a worldwide distribution network consisting of two central warehouses and two regional warehouses employing over 100 people. We also have distributors in 54 countries.


RESEARCH AND DEVELOPMENT


     The key objectives of our research and development strategy are to develop systems to enable our customers to understand the gene-function relationship and the molecular basis of diseases and to increase the efficiency of the drug discovery and drug manufacturing processes. Our research and development spending decisions are made based on a technology's commercial viability and its ability to meet our return on investment criteria.



     The following is a list of key systems and products which we have internally developed over the last three years:



      --  MegaBACE(TM) sequencer and genotyper;


      --   Microarray systems;


      --   Ettan(TM) series;


      --   Two dimensional gel electrophoresis system;


      --   LEADseeker(TM);



      --  Typhoon(TM);



      --  Ready-To-Run(TM);



      --  Source(TM);



      --  STREAMLINE(TM);

      --   AKTA(TM)/FPLC(TM); and



      --   AKTAprime(TM).



     We employ approximately 800 scientists in research and development at the following facilities and specialize in the following scientific areas:


      --   Amersham, United Kingdom--Molecular biology;

      -- Cardiff, United Kingdom--High throughput drug screening and cell biology;

      --   Piscataway, New Jersey, United States--DNA chemistry and enzymology;


      --   Sunnyvale, California, United States--Genomics and imaging;


      -- San Francisco, California, United States--Small laboratory instrumentation and technologies;


      --   Tokyo, Japan--Material sciences; and



      --  Uppsala, Sweden--Protein and separation sciences.



     We divide our research and development process into three stages: the research stage, the development stage and commercial product support. In the research stage, we demonstrate technology feasibility, generate intellectual property and develop new systems or processes which form the basis for our technology platforms. The development stage is commercially driven and involves the development of novel or next generation products and the definition of product specifications. Commercial product support involves demonstration experiments for potential customers, providing technology training and consulting and collaborating with customers' laboratories both before sales and after product launch.



     We manage our research and development processes at different levels to enable better decisions on resource allocation and prioritization. Project teams report through a formal structure to an executive team to monitor milestones and resources, to obtain approval to commence projects and to recommend ending a project if it is not meeting our objectives. Our executive management is responsible for devising research and development strategy, licensing activities, realizing operating efficiencies and setting priorities. Eminent life scientists on our scientific advisory board evaluate our research and development processes and advise on trends and related matters.



     In 2000, we spent $112.2 million on research and development, or 12.1% of our net sales. In 1999, we spent $89.6 million on research and development, or 10.4% of our net sales and in 1998, we spent $67.9 million, or 9.3% of our net sales on research and development. None of our customers sponsored our research and development expenditures.


MANUFACTURING


     We have an established global manufacturing base with six primary facilities in Piscataway, New Jersey, San Francisco and Sunnyvale, California in the United States, Uppsala and Umea in Sweden, and Cardiff in the United Kingdom. We believe we have sufficient manufacturing capacity to meet commercial demand for our products for the foreseeable future. We manage our non-radiochemical reagents operations at Cardiff on the Nycomed Amersham site, and Nycomed Amersham manufactures radiochemical reagents used in our radio-labeling assays and kits under a contract manufacture agreement. See "Relationship with Nycomed Amersham and Pharmacia--Contract Manufacture Agreements."



     Our skilled manufacturing staff of over 1,000 employees have technological expertise, significant interaction with our research and development teams, direct customer contact and flexible skills. Our manufacturing facilities are co-located with research and development and focus on the same technologies.



     Our primary manufacturing facilities optimize material flow and personnel movement with integrated manufacturing and quality control operations. We design access and safety features to meet federal, state and local health ordinances. Except for Piscataway, all our manufacturing facilities are accredited to ISO 9001 international standards.

     We rely on outside vendors to manufacture a number of components of our instruments and some reagents which we provide in our systems. We regularly audit these vendors.

     We are implementing a resource planning system to manage and control our material and product inventories. This system encompasses product costing, materials procurement, production planning and scheduling, inventory tracking and control and batch records, with links to document control for all manufacturing, quality assurance and regulatory compliance procedures.

RAW MATERIALS


     Our manufacturing operations require a wide variety of raw materials, electronic and mechanical components, chemical and biochemical materials, and other supplies some of which we occasionally find to be in short supply. We have dual sourcing for most components and supplies, but where we are dependent on single sources for a limited number of these items we normally secure long-term supply contracts.


COMPETITION


     The industry segments in which we operate are highly competitive and are characterized by the application of advanced technology and advanced tools to sell and support products. Numerous companies specialize in, and a number of larger companies devote a significant portion of their resources to, the development, manufacture, and sale of products which compete with those that we manufacture or sell. Many of our competitors are well-known manufacturers with a high degree of technical proficiency. In addition, the ever-changing nature of the technologies in the industries in which we are engaged intensifies competition. The markets for our products are characterized by specialized manufacturers that often have strength in narrow segments of these markets.


     We believe we are one of the principal manufacturers in our field, marketing a broad range of products. In addition to competing in terms of the technology that we offer, enabling products for the biotechnology industry and research, we compete in terms of price, service, reliability, quality and customer channel management.

  DRUG DISCOVERY


     Competitors in the drug discovery business include one company which competes across the range of drug discovery activities and a range of niche competitors for specific offerings. Our significant competitors in drug discovery include:



      -- Applied Biosystems Inc--A range of instruments, consumables and informatics in the genomics, proteomics and drug screening areas;



      --   Waters Corporation--Mass spectrometry instruments;



      -- Aurora Biosciences Corporation--Products and services for drug screening;



      --  Packard BioScience Company--Instruments for drug screening; and



      --   Affymetrix, Inc.--Systems for gene expression analysis.



  SEPARATIONS



     Major competitors in the separations business include Tosoh Corporation of Japan, which makes various types of chromatography media, Millipore Corporation, which manufactures large-scale chromatography equipment and Bio-Rad Laboratories, Inc., which has a competing range of laboratory scale products. A number of other small and large life science companies have some media products in their portfolios or specialize in certain types of media.

  LABORATORY PRODUCTS


     The total market for laboratory products covers instruments, reagents and consumables for all laboratory analytical procedures and experiments. We focus on specific ranges of research products for selected life ]science applications and have an estimated 15.0% share of that market, making us a market leader. Some suppliers, such as Fisher Scientific International Inc., Merck KGaA, and Sigma-Aldrich Corporation serve the total laboratory products market and offer many types of products, often including many outsourced products, for life science markets. A large number of competitors, such as Qiagen N.V. and Promega Biosciences Inc. focus on specific niche life science applications. Recent consolidation has also created competitors, including Invitrogen Corp. and Perkin Elmer Inc., who offer a broader range of research products than niche competitors.


INTELLECTUAL PROPERTY


     We consider the protection of our proprietary technologies and products to be important to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights to our technologies and products. We also rely on unpatented proprietary technologies. We have obtained patents in many countries covering significant products developed through our research and development activities. We currently own 238 issued patents in the United States and 189 issued patents in other major industrialized nations, and we have 701 patent applications pending.



     We believe that we continue to have patent protection for our most important existing products in our major markets, and, in addition, we have obtained patents, or anticipate that the appropriate regulatory bodies will grant patents to us for a majority of the new products and technologies which we are developing. We intend to continue to file patent applications as we develop new products and technologies.


     U.S. patents normally have a term of 17 years from the date of issue for patents issued from applications filed prior to June 8, 1995 and 20 years from the date of filing of the application in the case of patents issued from applications filed on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application.


     We are party to various exclusive and non-exclusive licensing agreements with third parties that grant us rights to use key components within our technologies. We believe that the licensing agreements listed below are important to our business. Each of these agreements terminates upon the expiration of the related patents.



      -- University of California--exclusive license to patents relating to our MegaBACE(TM) sequencing systems and energy transfer dyes;



      -- Harvard University--exclusive license to patents relating to our Thermo Sequenase(TM) DNA Polymerase;


      -- California Institute of Technology--non-exclusive license to patents relating to our fluorescent sequencing technology; and


      -- Molecular Staging, Inc.--exclusive license to patents relating to our SNiPer(TM) product.



     We rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Employees and consultants also sign agreements to assign to us their interests in patents and copyrights arising from their work for us. Employees also agree not to use confidential information after their employment. However, these agreements can be breached and an adequate remedy may not be available to us. Also, a third party may learn our trade secrets through means other than by breach of our confidentiality agreements, or our competitors could independently develop them.


BACKLOG


     Our backlog at December 31, 2000 was approximately $50.0 million. We do not consider backlog to be a key measure of future sales. We anticipate that all products included in the backlog will be delivered before the end of 2001. It is our policy to include in backlog only purchase orders or production releases that have firm delivery dates within one year. However, recorded backlog may not result in sales because of cancellation of orders or other factors.


GOVERNMENT REGULATION


     We are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those governing the handling and disposal of hazardous wastes and other environmental matters. See "--Environmental and Other Regulatory Matters." Our research and development activities as well as our manufacturing activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. However, we use significantly larger quantities of hazardous materials and chemicals at two of our manufacturing facilities. Although we believe that our safety procedures for handling, using and disposing of such materials comply with applicable regulations, we cannot eliminate completely the risk of accidental contamination or injury from these materials.


ENVIRONMENTAL AND OTHER REGULATORY MATTERS

     We are subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. In addition, in our current operations and over the years, we have handled, manufactured, used and disposed, and will continue to deal in or otherwise handle, manufacture, use and dispose of materials and wastes classified as hazardous or toxic by one or more regulatory agencies.

     We have developed a worldwide program of health, safety and environmental policies and standards. Specifically, the policy commits us to regard health, safety and the environment as integral to the management of the businesses. The standards are performance based and clarify management's intent in key areas. These standards require the sites to develop their own processes and procedures for achieving compliance and delivering continuous improvement in environmental and occupational safety and health performance throughout all of our worldwide operations.


     There are inherent risks in handling hazardous or toxic materials and wastes, and we incur costs to comply with the health, safety and environmental regulations applicable to our operations. We have no reason to believe that current and expected expenditures and risks occasioned by these circumstances are likely to have a material adverse effect on our financial condition or results of operations; however a change in regulation or other circumstances could result in such a material adverse effect. The manufacture, handling, storage, sale and disposal of our products are subject to various environmental laws and regulations. Although we continue to make capital expenditures for environmental protection, we do not anticipate being obliged as a result of current laws and regulations to incur costs which would have a material impact upon our financial condition or results of operations.



     In the United States, the possession, use and distribution of reactor byproduct radioactive materials are regulated by the Nuclear Regulatory Commission, or NRC. In states that have entered into an agreement with the NRC to regulate byproduct material, these so-called Agreement States have jurisdiction. Individual states, more than half of which are Agreement States, regulate naturally occurring and accelerator produced materials. Regulation is administered through regulations and licenses issued by both the NRC and these states. Regulatory compliance is monitored and enforced by inspection and investigation as a result of reported incidents. The U.S. Environmental Protection Agency also has regulations concerning disposal of radioactive materials mixed with hazardous waste. The U.S. Department of Transportation regulates transportation of radioactive material. You should read "Relationship with Nycomed Amersham and Pharmacia--Ongoing Arrangements between APBiotech, Nycomed Amersham and Pharmacia--Contract Manufacture Agreements" for a discussion of our potential environmental liability relating to a Nycomed Amersham site.

EMPLOYEES


     As of December 31, 2000, our employees numbered approximately 4,300; we employed 4,150 on a full time basis. We have approximately 2,700 employees in Europe, 1,200 in North America, 190 in Asia Pacific, 240 in Japan and 50 in the rest of the world. Many of our employees are represented by trade unions. We consider our employee relations to be good and have not experienced any material work stoppages in recent years.


PROPERTY


     Our principal executive offices are located in Piscataway, New Jersey. Listed below are the location of our principal facilities, together with the form of title, approximate floor space and the principal activities conducted at such facilities. We consider all the facilities listed below to be reasonably appropriate for the purposes for which they are used, including manufacturing, research and development, and administrative purposes. We maintain all properties in good working order and, in the case of those used for manufacturing purposes, we utilize them substantially on the basis of at least one shift.


                                                                          SQUARE    (L) LEASED
             LOCATION                       PRINCIPAL ACTIVITIES          METERS    (O) OWNED
-----------------------------------  -----------------------------------  -------   ----------
United States (Piscataway, New
Jersey)............................  Executive offices, commercial,        25,000     O
                                     research and development and
                                     manufacturing
United States (Sunnyvale,
California--two sites).............  Executive offices, commercial,        13,126     L
                                     research and development and
                                     manufacturing
United States (San Francisco)......  Commercial, research and               6,038     O
                                     development and manufacturing
England (Buckinghamshire--Amersham
Place).............................  Executive offices and commercial       4,903    (1)
England (Buckinghamshire--Amersham
Laboratories)......................  Research and development and           4,200    (2)
                                     manufacturing
Wales (Cardiff)....................  Commercial, research and             121,551    (2)
                                     development and manufacturing
Sweden (Uppsala)...................  Executive offices, commercial        105,000     O
                                     research and development and
                                     manufacturing
Sweden (Umea)......................  Manufacturing                         13,400     O
Germany (Freiburg).................  Commercial                             5,700     L
Japan (Tokyo)......................  Commercial and research and            3,700     L
                                     development

------------
(1) Property owned or leased by Nycomed Amersham, but used by APBiotech pursuant to the general services agreement.


(2) Property owned by Nycomed Amersham, but used for contract manufacturing of APBiotech's products pursuant to contract manufacture agreements.


LEGAL PROCEEDINGS


     We have various actions pending against Perkin-Elmer Corporation, PE Applied Biosystems Division, now known as Applied Biosystems, in the U.S. district court for the northern district of California.



     In November 1997, we sued ABI for infringement by ABI of U.S. Patent No. 5,688,648 referred to as the '648 patent, entitled "Probes Labeled with Energy Transfer Coupled Dyes", exclusive rights to which are licensed to us. In October 1998, we also sued Celera Genomics Corporation, a business unit of Applera Corporation, for infringement of the '648 patent. This action was consolidated with the action against ABI for infringement of the '648 patent. On December 22, 2000, the court granted our motion for summary adjudication of infringement of the '648 patent. We expect trial in this case to begin sometime this year. The trial will be limited solely to the issues of contributory and indirect infringement and validity of the '648 patent.



     In 1998, ABI sued us for infringing U.S. Patent No. 4,811,218 (the '218 patent) entitled "Real Time Scanning Electrophoresis Apparatus for DNA Sequencing," and U.S. Patent No. 5,207,866 (the '886 patent), entitled "Capillary Electrophoresis." ABI later withdrew its claim regarding the '886 patent. We filed a counterclaim against ABI in these proceedings alleging infringement by ABI of U.S. Patent No. 5,091,652 (the '652 patent), entitled "Laser Excited Confocal Microscope Fluorescence Scanner and Method" (assigned to University of California and exclusively licensed to us) and of U.S. Patent No. 5,449,325 (the '325 patent), entitled "High-speed Fluorescence Scanner." In 1998, we also sued ABI for infringement of U.S. Patent No. 4,707,235 (the '235 patent), entitled "Electrophoresis Method and Apparatus Having Continuous Detection Means," in an action that has been consolidated with the foregoing. We have also counterclaimed against ABI, alleging antitrust damage because of fraud by ABI in obtaining the '886 patent, although this counterclaim has been stayed. On December 22, 2000, the Court (1) granted ABI's motion for summary adjudication of non-infringement of '652 patent; (2) denied ABI's motion for summary adjudication of non-infringement of '325 patent; (3) granted ABI's motion for summary adjudication of non-infringement of '235 patent; and (4) granted our motion for summary adjudication that our MegaBASE(TM) product does not literally infringe certain claims of the '218 patent and left for decision by the jury at trial whether or not there is infringement under the doctrine of equivalents.



     In December 2000 we sued ABI for further infringement of the '235 patent by ABI by sale of other instruments.



     In May 2000, ABI filed suit against us for infringing U.S. Patent No. 5,945,526, entitled "Energy Transfer Dyes with Enhanced Fluorescence" by making, using, selling and/or offering for sale DYAnamic ET Terminator Cycle Sequencing kits.



     We are also involved in various other disputes of a nature considered typical for our businesses. We are vigorously contesting the claims described above. However, we cannot predict with certainty the outcome of these litigations and while we do not believe an adverse result would have a material effect on our consolidated financial position, it could be material to our results of operations or cash flows for a fiscal year. These lawsuits are costly and will continue to require the attention of some members of our management. Further, the existence of these suits may damage our reputation and cause customers or potential customers to question our ability to manufacture and deliver our products. In defending our own intellectual property, the risk always exists that a court may find our patents invalid or unenforceable. We make provisions for potential liabilities when we deem them probable and reasonably estimable, including expenses that may arise. These provisions are based on current information and legal advice, and are adjusted from time to time according to developments.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information regarding our executive officers and directors, as of February 26, 2001:



                NAME                   AGE                           POSITION
-------------------------------------  ---    ------------------------------------------------------
Sir William M. Castell...............  53     Chairman
Ronald Long..........................  53     Director
Dr. Andrew Carr......................  41     Director, Chief Executive Officer
Sandra Cartie........................  41     Director, Chief Financial Officer
Dr. Michael Hayes....................  49     Vice President, Research and Development
Dr. Peter Coggins....................  51     Vice President, Sales and Marketing
Per-Erik Sandlund....................  48     Vice President, Operations
Peter von Ehrenheim..................  45     Vice President, Separations
Julian Cooper........................  43     Vice President, Human Resources
William J. Sulinski..................  59     Vice President, Corporate Development
Lars Eric Utterman...................  57     Vice President, Europe
Nicola Smith.........................  46     Vice President, Corporate Affairs
Andrew Rackear.......................  46     Secretary, General Counsel
Giles Kerr...........................  41     Director
Christopher J. Coughlin..............  48     Director
Stephen P. MacMillan.................  37     Director



     William M. Castell, our Chairman, joined Amersham International in 1989 as Chief Executive, a position he continues to hold in the merged Nycomed Amersham plc. Sir William Castell has been Chairman of APBiotech Ltd. since its formation in 1997. Prior to joining Amersham International, Sir William Castell was Commercial Director of Wellcome plc. He holds a bachelor's degree in Business Studies, is a chartered accountant and a non-executive director of Marconi plc.



     Ronald Long, our Deputy Chairman, joined Amersham International in 1990 and, after holding a variety of positions, was APBiotech Ltd.'s Chief Executive Officer until August 1, 2000. Prior to joining Amersham International, Mr. Long was a director of Coopers Animal Health and then Managing Director of Calmic International in the United Kingdom. He holds a bachelor's degree in Economics and is a member of the Institute of Personnel & Development.



     Andrew Carr, our Chief Executive Officer, joined Amersham International in 1987 and spent eight years in a variety of research and development positions in the United Kingdom. Dr. Carr gained further experience in Amersham's Cleveland, Ohio facility, first as Manufacturing Director and then as Site Director, before moving into the commercial function as Vice President of the Cell Biology business in 1997. He was Vice President of Sales and Marketing with global responsibility for our sales from 1998 until his appointment as Chief Executive Officer on August 1, 2000. Dr. Carr holds a first class bachelor's degree in Biology and a Ph.D. in Zoology.



     Sandra Cartie, our Chief Financial Officer, joined us in October 2000 from Applera Corporation, where she had been Vice President, Strategic Initiatives since 1998 and Vice President, Finance, Analytical Instruments Division, from 1996 to 1998. Ms. Cartie has considerable experience in the Life Sciences and healthcare fields, including with Baxter International, where she held several roles in Business Development and Planning and Corporate Development. She also previously worked at Ernst & Young and is a certified public accountant. Ms. Cartie holds an MBA from the University of Chicago.

     Michael Hayes, our Vice President, Research & Development, joined APBiotech Ltd. in April 2000 following a 19 year career with Glaxo Wellcome. From 1995 to April 2000, Dr. Hayes was Divisional Director, Discovery Technology at Glaxo Wellcome. He holds a bachelor's degree in Biochemistry and a Ph.D. in Microbial Biochemistry. He is a former Chairman of the Centre for Natural Products Research in Singapore and is a non-executive director of Biotica Technology Ltd.



     Peter Coggins, our Vice President, Sales & Marketing, rejoined Amersham International in the United Kingdom in 1994 as Vice President, Marketing, following a 10-year period working for biotechnology companies in North America and Finland. Dr. Coggins has served as the Regional Sales President for both Europe and North America and as Vice President, Drug Discovery based in Sunnyvale, California. He holds both a bachelor's degree and a Ph.D. in Zoology.



     Per-Erik Sandlund, our Vice President, Operations, joined Pharmacia Biotech in 1991 as Chief Financial Officer, a position he held until the appointment of Sandra Cartie in October 2000. Since January 2001, Mr. Sandlund has been our Vice President, Operations. Mr. Sandlund had previously been President of System 3R International AB and had earlier held a variety of financial positions in Sweden and Latin America. He has a bachelor's degree in Economics and Business.


     Peter von Ehrenheim, our Vice President, Separations, joined Pharmacia Biotech in 1983. Mr. Ehrenheim returned to Sweden from Milwaukee, Wisconsin to take up this position in 1999 following three years as the U.S. head of manufacturing and head of the industrial molecular biology business. He holds a master of science and engineering degree from the Royal Institute of Technology in Stockholm.


     Julian Cooper, our Vice President, Human Resources, joined Amersham International in the United Kingdom in 1984 and held a variety of positions prior to being appointed Director of Human Resources in 1994. Mr. Cooper was responsible for the Pharmacia Biotech merger integration process in 1997. He holds a bachelor's degree in Geography and is a fellow of the Chartered Institute of Management Accountants.



     Lars Eric Utterman, our Vice President, Europe joined LKB, a predessor of APBiotech, in 1967. Apart from four years in the 1970s when he worked for Boehringer Mannheim, he has worked for us predominantly in Europe. He has a master of science degree in Chemical Technology and a bachelor of arts degree in Business Administration.



     William J. Sulinski, our Vice President, Corporate Development, joined APBiotech Ltd. in 1998 from Pharmacia & Upjohn, where during his 21-year career there he held a variety of positions in finance and business development. Mr. Sulinski has a bachelor's degree in Business Administration and has qualified as a Certified Public Accountant.



     Nicola Smith, our Vice President, Corporate Affairs, joined APBiotech Ltd. in 1997 from Staveley Industries, where she was head of corporate affairs for three years, following a career in corporate communications business development, and journalism. She has a bachelor's degree in Mathematics and Biology and a master's degree in Business Administration.



     Andrew Rackear, our Secretary and General Counsel, joined Pharmacia Biotech in 1994 as General Counsel, having previously held the position of Counsel at Pharmacia U.S. Inc. from 1993 to 1994, and Associate General Counsel with Sharp Electronics Corporation from 1985 to 1988. From 1980 to 1985 and 1988 to 1993, Mr. Rackear was in private practice with Marks & Murase in New York City. He holds a bachelor's degree in history and earned his J.D. at New York University School of Law in 1980. He is admitted to the bar in New York and New Jersey.



     Giles Kerr was a founding member of APBiotech Ltd.'s board of directors in 1997 and is Chief Financial Officer of Nycomed Amersham, where he has been employed since 1991. He was previously a partner with Arthur Andersen.



     Christopher J. Coughlin was elected to our board of directors in July 2000, and is Executive Vice President and Chief Financial Officer of Pharmacia, where he has been employed since 1998. He was previously President of Nabisco International, for a period of one year, Executive Vice President and Chief Financial Officer of Nabisco Holdings, and Chief Financial Officer of Sterling Winthrop.

     Stephen P. MacMillan was elected to our board of directors in 2001 and is Sector Vice President, Global Speciality Operations for Pharmacia, where he has been employed since 1999. Previously he worked for Johnson & Johnson and prior to that Proctor and Gamble. He has a bachelor of arts degree from Davidson College.


BOARD COMPOSITION


     Our board currently consists of seven directors, five appointed by Nycomed Amersham and two appointed by Pharmacia. As part of the reorganization and upon consummation of this offering, our board will consist of 11 members: six Nycomed Amersham nominated directors, two Pharmacia nominated directors and three independent directors. We expect the independent directors to be appointed within 90 days of the completion of the offering.


BOARD COMMITTEES

  AUDIT COMMITTEE

     The audit committee will consist of the three independent directors. The audit committee reviews and makes recommendations to the board of directors regarding our internal accounting and financial controls and our accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The audit committee also makes recommendations to the board concerning the engagement of independent public auditors and the scope of the audit to be undertaken by these auditors.

  DISCUSSION COMMITTEE


     For a description of this committee, please see "Relationship with Nycomed Amersham and Pharmacia--The Shareholders' Agreement--Discussion Committee".


  COMPENSATION COMMITTEE

     The compensation committee will consist of one director nominated by Pharmacia, one director nominated by Nycomed Amersham and one independent director. The compensation committee reviews and recommends to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The compensation committee also exercises all authority under our employee equity incentive plans and advises and consults with our officers as may be requested regarding managerial personnel policies.

  NOMINATING COMMITTEE

     The nominating committee will consist of two directors nominated by Pharmacia and two directors nominated by Nycomed Amersham. The nominating committee will nominate the three independent directors. Decisions of the nominating committee require approval of a majority of its members.

  EXECUTIVE COMMITTEE


     The executive committee will consist of three members. The executive committee will have the authority to act as a liaison between the board and executive management and will exercise such powers as the board shall delegate to it.


DIRECTOR COMPENSATION

     Our directors who are not also our officers or employees will be paid an
annual retainer of $          and a fee of $          for each meeting attended
of the board of directors or of a committee of the board.

EXECUTIVE COMPENSATION


     The following table sets forth information concerning the compensation paid to our Chief Executive Officer and our five other most highly compensated executive officers during our fiscal years ended December 31, 2000, 1999 and 1998.


                           SUMMARY COMPENSATION TABLE


                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                  ------------
                                                  ANNUAL COMPENSATION               PAYOUTS
                                        ---------------------------------------   ------------
                                                                      OTHER
                                                                      ANNUAL          LTIP
     NAME AND PRINCIPAL POSITION        YEAR   SALARY     BONUS    COMPENSATION     PAYOUTS
--------------------------------------  ----   -------   -------   ------------   ------------
Andrew Carr...........................  2000   337,443    25,277      15,958           0
Chief Executive Officer                 1999   171,720    25,194      11,029           0
                                        1998   149,193    31,540      11,818           0
Peter Coggins.........................  2000   294,038    39,978      47,347           0
Vice President, Sales and Marketing     1999   224,774   164,134     142,021           0
                                        1998   212,827    51,500       7,794           0
Lars Eric Utterman....................  2000   257,882    56,835           0           0
Vice President, Europe                  1999   250,388    49,484           0           0
                                        1998   240,779    42,036     120,109           0
Andrew Rackear........................  2000   201,267    27,563       8,487           0
General Counsel                         1999   162,781    44,508      19,394           0
                                        1998   158,789    32,876       9,054           0
Arne Forsell(1).......................  2000   222,238    28,190       5,804           0
formerly Vice President, Operations     1999   258,570   123,832       6,058           0
                                        1998   239,080   236,820       6,655           0


------------

(1) Mr. Forsell resigned as Vice President Operations, of APBiotech Inc in February 2001.



STOCK OPTION/SAR GRANTS IN LAST FISCAL YEAR



     The following table sets forth information concerning grants of stock options and stock appreciation rights, or SARs, made to the executive officers named in the Summary Compensation Table during our fiscal year ended December 31, 2000. All options detailed below are in shares in Nycomed Amersham.



                     OPTION/SAR GRANTS IN LAST FISCAL YEAR



                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                                   ANNUAL RATES
                                                                                     OF STOCK
                                                                                PRICE APPRECIATION      GRANT DATE
                             INDIVIDUAL GRANT                                    FOR OPTION TERM           VALUE
--------------------------------------------------------------------------   ------------------------  -------------
                        NUMBER OF      % OF TOTAL    EXERCISE
                        SECURITIES    OPTIONS/SARS      OR
                        UNDERLYING     GRANTED TO      BASE                                             GRANT DATE
                       OPTIONS/SARS   EMPLOYEES IN    PRICE     EXPIRATION                                PRESENT
        NAME             GRANTED      FISCAL YEAR     ($/SH)       DATE          5%          10%           VALUE
---------------------  ------------   ------------   --------   ----------   ----------  ------------  -------------
Andrew Carr..........     31,153          0.55         5.20     March 2010   153,836.03    365,389.35  $  244,613.36
Peter Coggins........    108,520          1.90         6.19     March 2010   637,903.91  1,515,141.20   1,014,325.59
Lars Eric Utterman...     50,578          0.89         5.20     March 2010   249,758.24    593,222.57     397,138.46
Andrew Rackear.......     48,492          0.85         6.19     March 2010   285,046.41    677,038.58     453,249.87
Arne Forsell.........     38,461          0.67         5.20     Sept. 2003    47,602.08     69,761.02     301,995.77

AGGREGATED OPTION AND SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES



     The following table sets forth information concerning option and SAR exercises by the executive officers named in the Summary Compensation Table during our fiscal year ended December 31, 2000. All options detailed below are in shares in Nycomed Amersham.



              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR


                     AND FISCAL YEAR END OPTION/SAR VALUES



                                                           NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED       IN-THE-MONEY
                                                             OPTIONS/SARS AT         OPTIONS/SARS AT
                       SHARES ACQUIRED                     FISCAL YEAR END (#)     FISCAL YEAR END ($)
                         ON EXERCISE     VALUE REALIZED      EXERCISABLE(E)/         EXERCISABLE(E)/
        NAME                 (#)              ($)            UNEXERCISABLE(U)        UNEXERCISABLE(U)
---------------------  ---------------   --------------   ----------------------   --------------------
Andrew Carr..........      35,238           189,301               83,654(U)               599,903(U)
Peter Coggins........      34,628           143,605              160,854(U)               297,832(U)
Lars Eric Utterman...           0                 0              106,642(U)               736,870(U)
Andrew Rackear.......           0                 0               81,756(U)               206,197(U)
                                                                 102,123(E)               603,996(E)
Arne Forsell.........           0                 0               84,123(U)             3,321,995(U)



     Prior to the completion of this offering, our employees that have unvested options in Nycomed Amersham stock will have the opportunity to exchange their unvested options in for options in our shares, preserving the same vesting dates and the same embedded gains (or losses) that exist at the date of this offering.



LONG-TERM INCENTIVE PLAN



     The following table sets forth information concerning long-term incentive awards made to the executive officers named in the Summary Compensation Table during our fiscal year ended December 31, 2000.



             LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR



                                                                  ESTIMATED FUTURE PAYOUTS UNDER
                                                PERFORMANCE OR      NON-STOCK PRICE-BASED PLANS
                          NUMBER OF SHARES,   OTHER PERIOD UNTIL  -------------------------------
                           UNITS OR OTHER       MATURATION IN     THRESHOLD    TARGET    MAXIMUM
          NAME                 RIGHTS               PAYOUT        ($ OR #)    ($ OR #)   ($ OR #)
------------------------  -----------------   ------------------  ---------   --------   --------
Andrew Carr.............        8,383             March 2003         N/A        N/A        N/A
Peter Coggins...........            0                N/A             N/A        N/A        N/A
Lars Eric Utterman......            0                N/A             N/A        N/A        N/A
Andrew Rackear..........            0                N/A             N/A        N/A        N/A
Arne Forsell............       15,521             March 2003         N/A        N/A        N/A



     Awards of performance shares in Nycomed Amersham have been made to executives under two plans. Vesting of performance shares under the Nycomed Amersham Long-term Incentive Plan, or LTIP, depends upon the performance of Nycomed Amersham over a three-year period as measured by the growth in its total shareholder return relative to the United Kingdom FTSE 100 index of companies. No shares will vest in the participants unless Nycomed Amersham's total shareholder return would place it in at least position number 60 among the FTSE 100 companies ranked by total shareholder return and the maximum number of shares will vest only if the performance would rank it at position number 20 or better. If the performance conditions are not satisfied in full and an award does not vest, the performance period may be extended by up to a maximum of two years.

     The vesting of performance shares under the Nycomed Amersham Merger LTIP is dependent on achieving various financial targets by December 31, 2000 (with respect to 75% of each award) and December 31, 2001 (with respect to the balance of the award).



     At December 31, 2000, the value of awards of performance shares in Nycomed Amersham under the two LTIP plans held by our executives were as follows:



                                                             NYCOMED     NYCOMED AMERSHAM
                                                             AMERSHAM      MERGER LTIP
                                                             --------    ----------------
Andrew Carr................................................  $65,231         $      0
Peter Coggins..............................................        0                0
Lars Eric Utterman.........................................        0                0
Andrew Rackear.............................................        0                0
Arne Forsell...............................................  241,605          301,716



PENSION PLANS



     The following paragraphs set out the retirement benefits applicable to the employees specified.



     Andrew Carr



     Dr. Carr participates in our U.K. pension plan, which has a retirement age of 63. Dr. Carr's annual benefit will be a combination of a defined benefit of 1.66% of his salary at retirement for each year of employment and a contribution by us of 7.5% of his salary for each year he is employed. If Dr. Carr retires after age 60, the benefit that we will pay to him is his accrued pension. If he retires between ages 50 and 60, the benefit that we will pay is the accrued pension reduced by 4% for each year that he is under age 60.



     Lars Eric Utterman



     Mr. Utterman participates in the German State Pension Scheme, which has a normal retirement age of 65. Our contribution is determined by the State each year and in 2000 was 8.55% of base pay up to a maximum of 104,400 German Marks. In addition, he has an additional defined contribution pension arrangement with Swiss Life in the Netherlands, to which we contribute 20% of his base pay. In 2000, this amounted to 123,645 Guilders. We also provide Mr. Utterman with a Disability pension through Basle Life Insurance, which would provide him with an annual disability pension up to age 65. Our contributions for this are 20,219.20 Swiss Francs per year.



     Peter Coggins and Andrew Rackear



     Dr. Coggins and Mr. Rackear participate in our U.S. defined benefit pension plan, which has a retirement age of 65. Dr. Coggins and Mr. Rackear's annual benefit under this plan will be 1.25% of their final average pay for each year of credited service, not to exceed 35, plus .4% of their of their final average pay in excess of covered compensation. Final average pay is based on the highest 60 consecutive months of earnings out of the last 120 months preceding retirement. Covered compensation is a 35-year average of the social security wage bases. If Dr. Coggins and Mr. Rackear elect to receive early retirement, then 4% per year is deducted from the pension amount for each year under age 62. In addition, we have a "Rabbi Trust" Restoration plan under which benefits are provided in excess of the salary cap on the same basis as the defined benefits plan.



     In addition, Dr. Coggins and Mr. Rackear participate in our U.S. defined contributions plan, which allows employees to save up to 16% of their compensation on either a before or after-tax basis and which provides a match of 100% on the first 3% of their elected savings percentage plus a match of 50% on the next 2% of their savings percentage.

     Arne Forsell



     Mr. Forsell's retirement age is 60. His retirement benefits will be provided in Sweden. Mr. Forsell is entitled to an early retirement pension payable from age 60-65 and a retirement pension payable after age 65.



     The early retirement pension is 70% of pensionable earnings defined as base pay and average bonus over a three year period up to a maximum which is currently 1,865,000 Swedish Kronor per year. Any social security benefits are offset. The retirement pension is 40% of pensionable earnings as defined above, less the social security benefits payable.



EMPLOYMENT AGREEMENTS



     Ms. Cartie and Mr. Sandlund have employment agreements with us dated October 17, 2000 and August 5, 1997, respectively. Mr. Rackear has an employment agreement with our subsidiary, Pharmacia Biotech, Inc., dated November 20, 1996. Mr. Sulinski has an employment agreement with us dated August 1, 2000, Mr. Ehrenheim has an agreement dated January 1, 2000, and Mr. Utterman has an agreement dated July 1, 1994.



     Each of the agreements is terminable by either party, except for Mr. Sulinski's, which expires on September 30, 2002. Mr. Sandlund, Mr. Utterman and Mr. Ehrenheim's agreements require each party to give six months' prior notice of termination. Ms. Cartie must give 60 days' prior notice of her resignation. If we terminate the employees without cause, Ms. Cartie and Mr. Sandlund are entitled to receive their base salaries for 12 months, Mr. Utterman is entitled to receive his base salary for 18 months and Mr. Ehrenheim is entitled to receive his base salary for 12 to 24 months, depending on the date of his termination, and Mr. Rackear is entitled to the highest annual rate of his base salary and annual bonus paid in any year during the 2 years before his termination for 18 months and 100% of his annual bonus potential for any month for which he was employed up to the date of termination.



     The employment agreements entitle Ms. Cartie to $300,000 per year, Mr. Rackear to $240,000 per year, Mr. Sulinski to $15,813 per month, Mr. Sandlund to 1,250,000 Swedish Kronor per year, Mr. Ehrenheim to 960,000 Swedish Kronor per year, and Mr. Utterman to 475,000 German Marks per year.



     All of the employment agreements provide that a bonus may be paid at the sole discretion of the company.



     The employment agreements provide for, among other things, each of the individuals to render their services to us on a full time basis. In addition, Ms. Cartie, Mr. Sandlund, Mr. Utterman, and Mr. Ehrenheim's employment agreements contain an express obligation of confidentiality in respect of our trade secrets and confidential information and provide that we will own any intellectual property rights created by them in the course of their employment. Ms. Cartie, Mr. Sandlund, and Mr. Sulinski's agreements also contain restrictive covenants which prevent them from competing with us and soliciting key customers and employees of ours for a period of 12 months following the termination of employment.



     We intend to enter into an employment agreement with Dr. Carr before the completion of this offering.


STOCK OPTION PLANS

  EXECUTIVE STOCK OPTION PLAN


     Prior to consummation of this offering, we will obtain shareholder approval for and adopt an executive stock option plan. We have reserved a total of 14,000,000 shares of common stock for issuance under the executive stock option plan. The executive stock option plan will provide for grants of incentive stock options to our senior executives which can qualify as incentive stock options for U.S. taxation purposes. The purpose of our stock plan will be to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our senior executives and to promote the success of our business. At the request of the board of directors, the compensation committee administers our stock plan and determines the participants and the terms of options granted, including the exercise price, number of shares subject to the option and exercisability.

     Options granted under the executive stock option plan will vest over four years, 25% in each year. The executive stock option plan will terminate in 2010, unless our board of directors terminates it sooner. We have not yet issued any options pursuant to the executive stock option plan. We will grant the first options under this plan to executives on or about the date of this offering. Options that we have granted under the executive stock option plan will have an exercise price of not less than the fair market value of the underlying shares on the grant date, and a term of not more than 10 years.



     Our senior executives globally, including our officers and employee directors, are eligible to participate if they devote substantially the whole of their working time to their duties with us. We may also grant cash awards in jurisdictions where it is not possible to grant stock options. The compensation committee will determine the terms of a cash award and these terms will, as far as possible, be similar to the terms of executive stock options.



     Unvested options that we have granted under the executive stock option plan terminate immediately upon the termination of the participant's status as an employee of our company, except for the participant's disability or death or a change in our control. In these circumstances the participant may exercise his option for a limited period which may not, in any case, exceed 12 months from the date of his ceasing to be an employee. Unvested and vested options will terminate immediately if the participant is dismissed for cause.



     Federal Income Tax Consequences. The stock option plan is not subject to any provision of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is not qualified under Section 401(a) of the Code.



     There will be no federal income tax consequences to a participant or us upon the granting of options under the stock option plan.



     Upon the exercise of an incentive stock option, a participant recognizes no immediate taxable income. Income recognition is deferred until a participant sells the shares so acquired. Generally, if a participant does not dispose of the shares acquired under an incentive stock option within two years from the date the incentive stock option was granted and within one year after its exercise, the gain on the sale will be treated as long-term capital gain. We are generally not entitled to any tax deduction with respect to the grant or exercise of incentive stock options. However, if the shares are not held for the full term of the holding periods described above, a portion of the gain on the sale of such shares will be taxed to a participant as ordinary income, and we will generally be entitled to a deduction in the same amount.


  STOCK OPTION PLAN


     Prior to consummation of this offering, we will obtain shareholder approval for and a stock option plan called "Options for All". We have reserved a total of 4,500,000 shares of common stock for issuance under this plan. This plan will provide for the grant of stock options to all employees working for us at the date of this offering. These options are intended to qualify as incentive stock options. In certain circumstances, however, the options will be treated for federal income tax purposes as non-qualified stock options.



     Our Compensation Committee will administer this plan. No options have yet been issued pursuant to the stock option plan. We will grant the first options under this plan to our employees on or about the date of this offering. At present we have no intention to make further grants under this plan. Options that we have granted under the stock option plan will normally vest three years from the date of option grant, provided that the employee remains employed by us. Unvested options that we have granted under the stock option plan terminate immediately upon the termination of the participant's status as an employee of APBiotech, unless the employee leaves by reason of injury, disability, redundancy, the sale of the part of the business in which he is employed or retirement in which case options will terminate at the later of six months after the employee leaves employment or 42 months from the date of grant. If a participant dies, his personal representatives can exercise an option within one year of death. Only one-sixth of a participant's options may be exercised for each full period of six months from the date of grant during which the participant was our employee.



     The stock option plan will terminate in 2010, unless our board of directors terminates it sooner. Our board of directors may also amend the plan in the future. We may also grant cash awards in jurisdictions where it is not possible to grant stock options. The Compensation Committee shall determine the terms of a cash award, which, as far as possible, will be similar to the terms of the stock options.



     Federal Income Tax Consequences. The executive stock option plan is not subject to any provision of ERISA and is not qualified under Section 401(a) of the Code.



     There will be no federal income tax consequences to a participant or us upon the granting of options under the stock option plan.



     Upon the exercise of an incentive stock option, a participant recognizes no immediate taxable income. Income recognition is deferred until a participant sells the shares so acquired. Generally, if a participant does not dispose of the shares acquired under an incentive stock option within two years from the date the incentive stock option was granted and within one year after its exercise, the gain on the sale will be treated as long-term capital gain. We are generally not entitled to any tax deduction with respect to the grant or exercise of incentive stock options. However, if the shares are not held for the full term of the holding periods described above, a portion of the gain on the sale of such shares will be taxed to a participant as ordinary income, and we will generally be entitled to a deduction in the same amount.



     Upon exercise of a nonqualified stock option, a participant generally will recognize ordinary income in an amount equal to the fair market value, on the date of exercise, of the acquired shares less the exercise price of the nonqualified stock option. We will generally be entitled to a tax deduction in the same amount.


  EMPLOYEE STOCK PURCHASE PLAN


     Prior to the closing of this offering, we will obtain shareholder approval for and adopt an employee stock purchase plan. We have reserved a total of 600,000 shares of common stock for issuance under the employee stock purchase plan.



     The board of directors administers our employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code. Our U.S. employees, including our officers and employee directors but excluding our five percent or greater stockholders, are eligible to participate if they are customarily employed for at least 20 hours per week and we have employed them for a continuous period of at least three months. Our employee stock purchase plan permits eligible U.S. employees to purchase common stock through payroll deductions, which may not exceed $25,000 per year.



     We will implement our employee stock purchase plan in six month purchase periods. The initial purchase period under our employee stock purchase plan will begin in July 2001, and the subsequent purchase periods will begin on the first trading day on or after January 1 and July 1 of each year. The purchase price of our common stock under our employee stock purchase plan will be 85% of the lesser of the fair market value per share on either the first day of the purchase period or on the last day of the purchase period, which is the purchase date. We will grant each participant the option to purchase shares of our common stock on the first day of the purchase period and the option will continue in effect until the purchase date. The option will be automatically exercised on each purchase date, unless the employee notifies us that she or he does not wish to purchase the shares. Employees may end their participation in a purchase period at any time, and their participation ends automatically on termination of employment with our company.


     Our employee stock purchase plan will terminate in 2010, unless our board of directors terminates it sooner.


     Federal Income Tax Consequences. The stock purchase plan is not subject to any provision of ERISA, and is not qualified under Section 401(a) of the Code.



     A participant will not realize taxable income upon the grant of a purchase right relating to shares of common stock or upon the purchase of shares under the stock purchase plan.



     If a participant disposes of shares acquired under the stock purchase plan, the amount of ordinary income, capital gains or capital loss realized will depend on the holding period of the shares. Under current federal law, the applicable capital gain rate is determined by the amount of time the shares were held by the participant.

     If a participant disposes of shares acquired under the employee stock purchase plan more than one year after the shares have been transferred and more than two years after the date of grant, any gain from the sale generally will be long-term capital gain. However, if the shares are not held for the full term of the holding periods described above, a portion of the gain on the sales of such shares will be taxed to the participant as ordinary income.



     We are generally not entitled to an income tax deduction when any participant exercises an option to purchase shares under the stock purchase plan or upon the subsequent disposition of any such share. However, if the disposition results in ordinary income to a participant, we will generally be entitled to an income tax deduction in the year of such disposition in an amount equal to the amount of such ordinary income.


  U.K. SHARESAVE PLAN


     Prior to consummation of this offering, we will adopt a U.K. Revenue Approved Sharesave (SAYE) share option plan. We have reserved a total of 800,000 shares of common stock for issuance under the U.K. Sharesave plan. All of our U.K. employees will be eligible to participate in the SAYE. The plan is subject to a cumulative maximum investment of L250 per month for each individual. The share options run for five or seven years. At the end of the chosen option period the shares may be purchased by the employee at a 15% discount to the share price at the start of the period.



  SHARES AVAILABLE FOR STOCK PLANS



     The maximum number of shares which may be subscribed under all the stock plans described above that are capable of vesting on or before June 2002 is limited to a maximum of 3% of our total issued share capital. Over a rolling 10 year period, the maximum number of shares which may be issued under all the stock plans described above is limited to a maximum of 10% of our total issued share capital.


SCIENTIFIC ADVISORY BOARD


     We share a scientific advisory board with Nycomed Amersham made up of eminent scientists with a wide range of experience in life sciences or imaging. Members of the advisory board evaluate our research program, recommend personnel to us and advise us on technology trends and related matters. We list the current members of the scientific advisory board in the following table:



                   ADVISOR                                      INSTITUTION
---------------------------------------------  ---------------------------------------------
Sir Keith Peters, Chairman of the Scientific
  Advisory Board.............................  Regius Professor of Physic, University of
                                               Cambridge, UK
Dr. Scott E. Fraser..........................  Director, Biological Imaging Center, Beckman
                                               Institute, California Institute of
                                               Technology, USA
Dr. David J. Lomas...........................  Lecturer/Honorary Consultant Radiologist,
                                               University of Cambridge, UK
Professor Richard A. Mathies.................  Professor of Chemistry, University of
                                               California, Berkeley, USA
Professor James E. Rothman...................  Vice Chairman, Sloane-Kettering Institute,
                                               New York, USA
Dr. George R. Stark..........................  Chairman, Lerner Research Institute, The
                                               Cleveland Clinic Foundation, Cleveland, USA
Professor John A. Todd.......................  Professor of Medical Genetics, University of
                                               Cambridge, UK

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information about the beneficial ownership of our common stock and Class B common stock (giving pro forma effect to the reorganization) as of February 26, 2001 and as adjusted to give effect to this offering. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to stock options that are exercisable within 60 days of February 26, 2001. The following table is based on 100,413,689 shares of common stock and 87,285,484 shares of Class B common stock outstanding as of February 26, 2001, and 121,343,689 shares of common stock and 87,285,484 shares of Class B common stock outstanding after the completion of this offering. The entities named in the table have sole voting and investment power with respect to all shares of common stock owned by them.



                                                   SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                    OWNED BEFORE THE         OWNED AFTER THE
                                                        OFFERING                OFFERING
                                                   -------------------    ---------------------
      NAME AND ADDRESS OF BENEFICIAL OWNER           NUMBER        %         NUMBER         %
-------------------------------------------------  -----------    ----    -------------    ----
Nycomed Amersham plc(1)
  Amersham Place, Little Chalfont
  Buckinghamshire
  England HP7 9NA................................  100,413,689    53.5%     103,143,689(3) 49.5%
Pharmacia Corporation(2)
  100 Route 206 North
  Peapack, New Jersey 07977......................   87,285,484    46.5%      87,285,484    41.8%


------------

(1) Represents ownership of common stock. Nycomed Amersham will own some of its shares through a wholly-owned subsidiary.



(2) Represents ownership of Class B common stock. Class B common stock will be entitled to 1.14 votes per share. As a result, Pharmacia's share ownership will represent 45% of our voting rights. Pharmacia holds some of its shares through a wholly-owned subsidiary.



(3)Assumes that the underwriters do not exercise the over-allotment option and Nycomed Amersham subscribes for an additional 2,730,000 shares of common stock at the offering price in accordance with the reorganization agreement. If the over-allotment option is exercised by the underwriters, Nycomed Amersham will own 48.2% of our common stock and control approximately 45.5% of voting rights.

                               THE REORGANIZATION



     In order to facilitate our initial public offering, our principal shareholders have agreed to reorganize their existing shareholdings in APBiotech Ltd. by organizing us to become the holding company for APBiotech Ltd. and exchanging their shares in APBiotech Ltd. for our shares, although Pharmacia will retain 5.4% of APBiotech Ltd.'s common stock. Our principal shareholders have also agreed to revised governance arrangements and other arrangements with us more fully described under "Relationship with Nycomed Amersham and Pharmacia."



     To facilitate our initial public offering, our principal shareholders are taking the following steps:



      -- Converting redeemable preferred shares. Nycomed Amersham and Pharmacia, as holders of APBiotech Ltd.'s 8% redeemable preferred stock, will convert all of the outstanding redeemable preferred stock into shares of common stock of APBiotech Ltd.



      -- Contributing additional capital. Nycomed Amersham and Pharmacia will make an additional capital contribution of approximately $149.0 million, to be contributed 55.0% by Nycomed Amersham and 45.0% by Pharmacia. Nycomed Amersham and Pharmacia will receive shares of APBiotech Ltd's common stock in exchange for their contributions.



      -- Receiving shares and debt in exchange for APBiotech Ltd.'s equity securities. Nycomed Amersham will exchange its 55.0% ownership in APBiotech Ltd. for 53.5% of our total common shares and three long-term notes which will equal in total the gross proceeds of this offering. The notes will mature in 20 years. One note representing a principal amount of $83.0 million will carry a fixed market interest rate. The other two notes will have an aggregate principal amount equal to the balance of the gross proceeds of this offering and carry a fixed market interest rate and the other a floating market interest rate. The aggregate principal amount of the loan notes was determined based on the sale of 10% of the Company's common shares in this offering. If the underwriters do not exercise their over-allotment option, Nycomed Amersham will purchase the over-allotment shares and the proceeds of $43.7 million will be used to pay down the loan notes.



          Pharmacia will exchange 39.6% of its ownership in APBiotech Ltd. for our Class B common stock representing approximately 46.5% of our outstanding common shares. Pharmacia will continue to hold directly a 5.5% interest in APBiotech Ltd.



     Each of the foregoing steps will be implemented just prior to the closing of this offering. If the over-allotment option is not exercised by the underwriters, Nycomed Amersham has unconditionally agreed to subscribe for those shares at the IPO price, and we will use those proceeds to repay in part the loan notes issued to Nycomed Amersham. If the underwriters do not exercise the over-allotment option, Nycomed Amersham will own approximately 49.5% of our total common shares, representing approximately 46.8% of our total voting rights. Pharmacia will hold Class B common stock equaling approximately 41.8% of our outstanding common shares, representing 45.0% of our total voting rights. The 8.7% of our common shares that will be sold in this offering will represent 8.2% of our total voting rights. The common stock will carry 1 vote per share, and the Class B common stock will carry approximately 1.14 votes per share.



     If the underwriters exercise their over-allotment option, Nycomed Amersham will hold approximately 48.2% of our total common shares, representing 45.5% of the total voting rights in APBiotech Inc. Pharmacia's voting rights will remain unchanged and the public shareholders will own 10.0%, representing 9.5% of our total voting rights.

     The following charts illustrate the reorganization steps:


CURRENT OWNERSHIP


                         [Current Ownership Flow Chart]


AFTER GIVING EFFECT TO THE REORGANIZATION


                          [Reorganization Flow Chart]


AFTER GIVING EFFECT TO THE OFFERING(1)


                           [The Offering Flow Chart]


                  Key:


                  # Common Stock -- 1 vote per share


                  * Class B Common Stock -- 1.1374 votes per share


                  + Non voting stock


                  (1) If the over-allotment option is exercised by the
                      underwriters, Nycomed Amersham will own 48.2% and public shareholders will own 10%



     For a description of our capital structure subsequent to the reorganization, you should read "Capitalization" and "Unaudited Pro Forma Condensed Financial Statements."

                RELATIONSHIP WITH NYCOMED AMERSHAM AND PHARMACIA

FORMATION OF APBIOTECH


     On August 5, 1997, Nycomed Amersham (formerly Amersham International) renamed its Life Science division as Amersham Pharmacia Biotech and its operations were transferred to various legal entities owned by APBiotech Ltd., a newly formed holding company and a subsidiary of Nycomed Amersham under the terms of a contribution agreement. APBiotech Ltd. then merged with Pharmacia Biotech, a Swedish-based biotechnology supply business previously owned by Pharmacia (formerly Pharmacia & Upjohn). The merger was accounted for under the purchase method of accounting. In addition, Nycomed Amersham and Pharmacia entered into a number of other agreements, including a shareholders' agreement relating to the corporate governance and operation of our business, a general services agreement and contract manufacture agreements. Nycomed Amersham and Pharmacia also entered into trademark license agreements with us permitting the use of the Nycomed Amersham names and corporate logos. In accordance with certain of these agreements, Nycomed Amersham and Pharmacia each agreed to indemnify us in relation to defined environmental and patent matters. As part of this transaction, the shareholder arrangements between Nycomed Amersham and Pharmacia will be changed, the corporate logos will be transferred, and a corporate reorganization will be implemented.



     Since our formation, we have been run as a separate legal entity. Prior to the closing of the reorganization and this offering, Nycomed Amersham controlled 55% and Pharmacia controlled 45% of our issued share capital and we were consolidated as a subsidiary of Nycomed Amersham.



     For regulatory reasons, various assets of Nycomed Amersham's Life Science division have not been transferred to us as specified in the contribution agreement. As a result, Nycomed Amersham will continue to supply products and carry out research and development for us at cost in accordance with the contract manufacture agreements. These agreements effectively transfer the financial benefits and risks of those operations to us. Nycomed Amersham will also continue to supply services to us, and continue to distribute products on our behalf.


CREATION OF DELAWARE HOLDING COMPANY


     APBiotech Inc, a recently formed Delaware corporation, was created in connection with this offering to issue the shares in this offering and become the holding company for our operating businesses. The formation of APBiotech Inc, the restructuring of the shareholder arrangements and share ownership, revisions to our existing capital structure, including the issuance of two classes of stock, and changes to certain other existing arrangements with Nycomed Amersham are all part of the reorganization. The reorganization will be completed just prior to the closing of this offering. You should read "The Reorganization" for a discussion of the steps in the reorganization.



     After completion of the reorganization and this offering, Nycomed Amersham's voting power will be reduced from 55% to approximately 46.8%, assuming the underwriters do not exercise their over-allotment option and Pharmacia's voting power will remain at 45.0%. Due to arrangements under the shareholders' agreement and Nycomed Amersham's voting position, Nycomed Amersham will control our board of directors, and we will continue to be consolidated as its subsidiary. Nycomed Amersham and Pharmacia have structured the reorganization in this manner in order to accomplish their goals of enabling our future growth and development by creating a public company.


ONGOING ARRANGEMENTS BETWEEN APBIOTECH, NYCOMED AMERSHAM AND PHARMACIA

  GENERAL SERVICES AGREEMENT


     Under this agreement, Nycomed Amersham has agreed to provide us with certain services which are necessary to run our business in the current manner, including warehousing, freight and other transportation services, computer systems and software, professional and accounting staff and insurance.

     Nycomed Amersham has also agreed under the terms of the general services agreement, subject to some limitations, to indemnify us if we incur any liability arising out of its negligence in providing the services. We have agreed to indemnify Nycomed Amersham against third party claims, other than those arising from Nycomed Amersham's negligent acts or omissions. There is no limit to the amount of our indemnification.



     The general services agreement contains customary termination events. Additionally, Nycomed Amersham may terminate the agreement upon three months' notice if Nycomed Amersham ceases to have the right to nominate the majority of our board of directors. Following termination of the general services agreement, we have an obligation to pay Nycomed Amersham an amount which decreases over a number of months in respect of the continuing costs of the terminated services.



  CONTRACT MANUFACTURE AGREEMENTS



     Under the contribution agreement, Nycomed Amersham retained ownership manufacturing sites at Cardiff and Amersham Laboratories until we obtained Nuclear Site Licenses for the sites. We have decided not to apply for such a licenses and Nycomed Amersham will continue to perform contract manufacturing for us at both Cardiff and Amersham Laboratories.



     Nycomed Amersham has agreed under the terms of the contract manufacture agreements, subject to some limitations, to indemnify us if we incur any liability arising out of its negligence in performing its obligations. We have agreed to indemnify Nycomed Amersham against third party claims, other than those arising from Nycomed Amersham's negligent acts or omissions. There is no limit to the amount of our indemnification.



     The August 4, 1997 agreement for the Cardiff site was for an initial term of one year, and continues until the Nuclear Installations Inspectorate, or NII, grants a license to us under the Nuclear Installations Act 1965 for the Cardiff site and Nycomed Amersham is able to transfer title to the site to us. The agreement for the Amersham Laboratories site has separate termination clauses for manufacturing services and for research and development services. The manufacturing provisions for the Amersham Laboratories site have an initial term of seven years (through August 4, 2004), renewable for one or more further terms of five years. Notice of renewal must be given two years before the end of the initial term. The initial term of the research and development provisions ran until December 31, 2000, and thereafter may be renewed for further periods of 12 months, each on six months' prior notice. The agreement has been renewed until December 31, 2001. Following termination of the agreement, we have agreed to pay Nycomed Amersham an amount which decreases over 18 months with respect to the costs of the terminated services.



     Nycomed Amersham retains any liability relating to decommissioning of the Cardiff site for the period prior to August 4, 1997. In the event that we terminate the contract manufacture agreement relating to the Cardiff site, we have the obligation to reimburse Nycomed Amersham for decommissioning and waste disposal costs relating to the period after August 4, 1997.


THE SHAREHOLDERS' AGREEMENT


  OVERVIEW


     In connection with this offering and the reorganization, we, Nycomed Amersham and Pharmacia will execute a new shareholders' agreement to govern our and their rights. This agreement will have a significant impact on our corporate governance. In addition to the shareholders' agreement, our certificate of incorporation and bylaws will also contain provisions relating to corporate governance and rights relating to directors and shareholders. See "Description of Capital Stock."


     Our certificate of incorporation provides that any corporate actions which require shareholders' approval must be approved by a 66.67% vote of our shareholders. This means that no shareholders' resolution can be approved unless both of our principal shareholders approve it. Our new shareholders will have little influence, therefore, over resolutions or events that require shareholder approval under Delaware law. See "Description of Capital Stock."


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


     We set out the material terms of the shareholders' agreement below.


  COMPOSITION OF BOARD OF DIRECTORS


     The shareholders' agreement governs the composition of our board of directors. Pharmacia has the right to nominate two directors to our board of directors so long as Pharmacia beneficially owns Class B common stock representing an interest in our outstanding common shares that is more than 10.0% of our total outstanding common shares. Nycomed Amersham has the right to nominate six directors to our board of directors, including the Chairman, for so long as Nycomed Amersham beneficially owns an interest in our outstanding common shares that is more than 35.0%. In addition, at all times, our board will include three independent directors nominated by the nominating committee.



     At any time that Pharmacia's ownership of Class B common stock represents an interest that is less than 10.0% of our total outstanding common shares, Pharmacia will cause its designees to resign from our board of directors. After the conversion of all its outstanding shares of our Class B common stock into common stock in accordance with our certificate of incorporation, Pharmacia will no longer have the right to nominate or elect our directors and we will reduce our board from eleven to nine directors. From and after that time, our directors will be elected by a plurality vote of the holders of common stock. Each Pharmacia nominated director serving on the board at that time shall continue to hold office for the unexpired portion of that director's term.


     Directors will be elected to serve one year terms or until their successors are elected. Nycomed Amersham and Pharmacia have agreed to vote their shares in favor of the other's nominees to our board of directors and have given irrevocable proxies to each other to ensure that this vote is enforced.

  PHARMACIA APPROVAL REQUIRED FOR CERTAIN ACTIONS


     Except as otherwise provided in our certificate of incorporation or by-laws, a simple majority of the board of directors will approve all board resolutions. In accordance with the terms of the shareholders' agreement and our certificate of incorporation we will need the approval of at least one of the directors elected by Pharmacia to approve:


      -- acquisitions or divestitures of securities or assets having a fair market value, or for consideration having a fair market value, in excess of the protection value, as described below;

      -- the issuance of securities having a fair market value, or for consideration having a fair market value, in excess of the protection value;

      -- dividends and distributions of securities or assets having a fair market value in excess of the protection value;

      --   a material change in our line of business;

      --   the dissolution or liquidation of our company or APBiotech Ltd.; or

      -- the issuance of equity securities after the time that our reorganization and this offering are completed until April 1, 2002.

     We refer to each of the above events as a "protective matter."


     For purposes of the above, "protection value" means an amount in cash equal to 25.0% of our "aggregate notional market capitalization." Aggregate notional market capitalization means the product of:


      -- the average of the closing bid prices for our common stock for the 20 consecutive trading days prior to the date on which the protective matter is voted on by our board, referred to as the determination date, multiplied by

      -- the sum of (A) the number of shares of our common stock issued and outstanding as of the determination date, plus (B) the number of shares of our common stock issuable at any time upon

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

           conversion of the Class B ordinary shares of APBiotech Ltd. and shares of our Class B common stock issued and outstanding as of the determination date.


     The provisions of the shareholders' agreement described in this section terminate upon Pharmacia owning less than 10.0% of our stock.



  DISCUSSION COMMITTEE



     In accordance with the terms of the shareholders' agreement, we have agreed to establish a discussion committee. The discussion committee will consist of seven members: two independent directors, two directors nominated by Pharmacia and three directors nominated by Nycomed Amersham. The quorum for the discussion committee will be three directors: one nominated by Pharmacia, one nominated by Nycomed Amersham and one independent director. If a quorum cannot be formed, a subsequent committee meeting will be held with a minimum notice of seven calendar days, at which meeting the quorum will be directors constituting at least one third of the members of the committee.



     Before we take any action with respect to any discussion matter, the discussion committee shall make recommendations to the board concerning this discussion matter. In this instance, "action" means a final decision, final commitment, or public statement by the board. Management may take preliminary steps with regard to a discussion matter prior to review by the discussion committee. Recommendations by the discussion committee will be confidential and will not be binding on the board. A majority of all our directors must authorize or approve discussion matters. A discussion matter is any action that we take with respect to:



      -- acquisitions or divestitures of securities or assets having a fair market value, or for consideration having a fair market value, in excess of $200 million;



      -- the issuance of securities having a fair market value, or for consideration having a fair market value, in excess of $200 million;



      -- dividends on and distributions of securities or assets having a fair market value in excess of $200 million; or



      -- incurrence of indebtedness (other than indebtedness incurred pursuant to any credit facility that has been the subject of a previous report of the discussion committee) that would cause our aggregate consolidated indebtedness (excluding the loan notes to be issued by us to Nycomed Amersham in connection with the reorganization) to exceed $200 million.



     Unless the directors nominated by Pharmacia agree on a shorter period of time, we will have an obligation to furnish the members of the discussion committee with all documents, papers and information relating to a particular discussion matter no less than 15 calendar days before the meeting of the discussion committee at which this discussion matter is being considered. The discussion committee's recommendation must be made on the day of the discussion committee's meeting, after which the board may take any action regarding the discussion matter as it deems appropriate, so long as a majority of our directors approve any action.


  NOMINATION OF DIRECTORS


     The shareholders' agreement provides that the nomination of any person not designated by Nycomed Amersham or Pharmacia for director requires the approval of a majority of the nominating committee.


  NYCOMED AMERSHAM AND PHARMACIA--RIGHT TO MAINTAIN PERCENTAGE OWNERSHIP IN OUR STOCK


     We are now and expect to continue to be a subsidiary of Nycomed Amersham's consolidated group. In order to preserve our status as a subsidiary of this consolidated group, the shareholders' agreement contains provisions which permit Nycomed Amersham and Pharmacia to subscribe for new shares in order to maintain ownership thresholds in our stock. Nycomed Amersham will have subscription rights in the event we issue equity securities, other than upon exercise of executive and employee stock options not in excess of 3.0% of our common shares outstanding immediately following the reorganization, which will permit Nycomed Amer-


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


sham to maintain ownership at its then existing share ownership level. Pharmacia will have subscription rights in the event we issue equity securities, other than upon exercise of executive and employee stock options not in excess of 3.0% of our common shares outstanding immediately following reorganization, to the extent necessary to permit Pharmacia to retain at least a 20.0% equity interest in us.


     These provisions of the shareholders' agreement may have the effect of limiting our ability to use our capital stock as consideration for acquisitions or otherwise.


     The shareholders' agreement also contains provisions which give Nycomed Amersham the option to purchase our shares from Pharmacia. Between July 1, 2002 and December 31, 2002, Nycomed Amersham has the option to purchase shares from Pharmacia equal to at least 33.33% of the shares held by Pharmacia immediately following the reorganization, but not more than 44.44%. During the same period, Pharmacia must retain at least 33.33% of its shares held immediately following the reorganization. Between January 1, 2004 and June 30, 2004, Nycomed Amersham has the option to purchase all, but not less than all, of the shares then held by Pharmacia.


  REGISTRATION RIGHTS


     We have agreed in the shareholders' agreement that, at the request of Nycomed Amersham or Pharmacia, we will file one or more registration statements under the Securities Act in order to permit Nycomed Amersham and Pharmacia to offer and sell our shares. Each of Nycomed Amersham and Pharmacia are entitled to demand registration rights and will be permitted to "piggyback" on any registration statement to sell our shares that we file, including due to a demand registration. The initial demand right may not be exercised until 180 days after the date of the reorganization. We have agreed to use our best efforts to facilitate the registration and offering of those shares that Nycomed Amersham and/or Pharmacia designate for sale.


     We have the right to postpone the filing or effectiveness of a registration statement for a period of up to 45 days in any nine-month period if:

      -- we have filed a registration statement with respect to securities to be distributed in an underwritten public offering and we have been advised by the lead or managing underwriter that an offering by Nycomed Amersham or Pharmacia would materially and adversely affect the offering of our securities, or

      -- we are in possession of material non-public information concerning a business combination transaction, the disclosure of which would not be in our best interest.


     Generally, we will pay all expenses related to the performance by us of our obligations with respect to the registration of our shares held by Nycomed Amersham and Pharmacia. In addition, we are only required to pay for one registration within any six-month period. We, Nycomed Amersham and Pharmacia each have agreed to customary indemnification and contribution provisions with respect to liability incurred in connection with these registrations.


FINANCING ARRANGEMENTS


     Since our formation, Nycomed Amersham has provided most of our financing through uncommitted intra-group loan facilities with our operating companies. These uncommitted arrangements will continue on a smaller scale after the reorganization and this offering. Our core financing needs, however, will be met by a committed long-term credit facility, which we intend to enter into subsequent to the completion of this offering.


  UNCOMMITTED INTRA-GROUP FACILITY AGREEMENTS


     Our subsidiaries hold accounts in a variety of currencies with Nycomed Amersham's Treasury department. Debit balances on accounts are charged at one month LIBOR rates plus a margin. Credit balances on accounts will earn a one month LIBID rate for the currency of that account less a margin of .5%


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


for local currencies and 1.00% for all other currencies. The interest rate is established with reference to the relevant LIBOR and LIBID rates available on the first working day of the calendar month. We may agree to change these interest rates to another benchmark rate, provided that the new rate will reflect interest rates of the relevant currency.


     Interest is calculated each month and is applied in arrears to the relevant accounts on the first working day of the calendar month, or at other intervals as agreed. Any application of interest to the accounts is made net of withholding tax at the rate applicable under the relevant treaty.


RELATED PARTY TRANSACTIONS



     Under a bill of sale, an assignment of patents and a purchase agreement each dated December 29, 2000, we transferred to subsidiaries of Nycomed Amersham the intellectual property and tangible assets associated with our non-strategic genomics and proteomics discovery projects. We received $7.4 million and 16.4 million Swedish Kronor in cash consideration for the genomics and proteomics assets respectively. We intend to enter into a supply agreement and a distribution agreement with Nycomed Amersham to be an exclusive supplier to and a distributor for products we transferred to Nycomed Amersham.



     On December 29, 2000, we also entered into contract research and development agreements with each of Nycomed Amersham and its subsidiary, Goldartist Limited to continue conducting research and development services for these projects on behalf of Nycomed Amersham. We will provide the research and development services on a cost plus 7.0% basis, with all future intellectual property being owned by Nycomed Amersham. Each agreement is for an initial term ending June 30, 2001, and continues until either party terminates it by giving at least six months' written notice after June 30, 2001.


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

                          DESCRIPTION OF CAPITAL STOCK


     The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws which will be in effect after implementation of the reorganization. Reference is made to the more detailed provisions of, and these descriptions are qualified in their entirety by reference to, the certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.


GENERAL


     Our authorized capital stock consists of 300,000,000 shares of common stock, 200,000,000 shares of Class B common stock and 100,000 shares of preferred stock. We collectively refer to the common stock and Class B common stock as common shares in this document. Pharmacia will hold all of our Class B common stock.


COMMON STOCK


     After the completion of the offering there will be 121,629,173 shares of common stock outstanding. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except that upon giving the legally required notice, shareholders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive any pro rata dividends, which the board of directors declares out of funds legally available for the payment of dividends. We do not expect to pay dividends on our common stock in the foreseeable future. See "Dividends." In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.


CLASS B COMMON STOCK


     After the completion of the offering there will be 87,285,484 shares of Class B common stock outstanding. Pharmacia, as the sole holder of Class B common stock, is entitled to approximately 1.1374 votes per share on all matters to be voted upon by the shareholders. Our shareholders' agreement provides that APBiotech Ltd. common stock may be exchanged for our Class B common stock. After the first exchange, the voting rights of the Class B common stock will be reduced from 1.14 votes per share to one vote per share. Any time after the voting rights of Class B common stock have been reduced to one vote per share, the holders of a majority of the outstanding shares of Class B common stock may request that each of the outstanding shares of Class B common stock be converted into the same number of shares of common stock. Upon any sale or other disposition of shares of Class B common stock by Pharmacia or its affiliates, except for transfers to affiliates, the shares will automatically be converted into shares of common stock on a share for share basis. In addition, all the outstanding shares of Class B common stock will automatically convert into shares of common stock on a share for share basis when the holders of Class B common stock own less than 10% of all our outstanding common shares. Pursuant to our shareholders' agreement, only Pharmacia or one of its affiliates may hold Class B common stock.


PREFERRED STOCK

     The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of a series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change

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


in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common shares. We currently have no plans to issue any preferred stock.



     The outstanding redeemable preferred stock of APBiotech Ltd. will be converted into common stock of APBiotech Ltd. before it is exchanged for our common stock as described above. This redeemable preferred stock will be converted into common stock based on the mid-point of our price range as set forth on the cover page of the preliminary prospectus.


ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     Following consummation of this offering, we will be subject to the "business combination" provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, this provision prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless

      -- the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

      -- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or


      -- on or subsequent to the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66.67% of the outstanding voting stock which is not owned by the interested shareholder.


     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a shareholder. In general, an "interested shareholder" is a person who, together with affiliates and associates, owns or within the past three years owned 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our shareholders the opportunity to sell their stock at a price above the prevailing market price.

PROVISIONS OF APBIOTECH'S CERTIFICATE OF INCORPORATION AND BYLAWS


     Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock is deemed to have consented to the provisions relating to intercompany agreements and transactions with interested parties and corporate opportunities described below. The following provisions of our certificate of incorporation may only be repealed or amended by a 66.67% vote of our shareholders.



     For purposes of the following description, we, us or our company includes, all corporations and other entities in which we own 50.0% or more of the outstanding voting interests, and Nycomed Amersham or Pharmacia includes all corporations and other entities that are "affiliates" of Nycomed Amersham or Pharmacia within the meaning of Rule 12b-2 under the Exchange Act.


  COMPETITION BY NYCOMED AMERSHAM OR PHARMACIA WITH US; CORPORATE OPPORTUNITIES

     Our certificate of incorporation provides that Nycomed Amersham and Pharmacia have no duty to refrain from engaging in the same or similar activities or lines of business as we engage in. If either Nycomed Amersham or Pharmacia learns of a potential matter that may be a corporate opportunity for both Nycomed Amersham or Pharmacia and us, Nycomed Amersham and Pharmacia have no duty to communicate or offer this opportunity to us. In addition, Nycomed Amersham and Pharmacia will not be liable to us or our shareholders for breach of any fiduciary duty if Nycomed Amersham and Pharmacia pursue or acquire the corporate opportunity or do not communicate it to us.

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

     In the event that a director, officer or employee of our company who is also a director, officer or employee of Nycomed Amersham or Pharmacia acquires knowledge of a corporate opportunity, such director, officer or employee shall act in good faith in a manner consistent with the following policy:


      -- a corporate opportunity conceived by or offered to any person who is a director but not an officer of ours and who is also an officer (whether or not a director) of Nycomed Amersham or Pharmacia shall belong to Nycomed Amersham or Pharmacia, unless the opportunity is expressly offered in writing, to this person primarily in his or her capacity as a director of our company, in which case the opportunity shall belong to us;



      -- a corporate opportunity offered to, or conceived by, any person who is an officer of our company (whether or not a director of our company) and who is also a director but not an officer of Nycomed Amersham or Pharmacia shall belong to us, unless the opportunity is expressly offered in writing, to this person primarily in his or her capacity as a director of Nycomed Amersham or Pharmacia, in which case the opportunity shall belong to Nycomed Amersham or Pharmacia and


      -- a corporate opportunity offered to any other person who is either an officer of both our company and Nycomed Amersham or Pharmacia or a director of both our company and Nycomed Amersham or Pharmacia and not an officer of either company, shall belong to that company or to us if the opportunity is expressly offered to, in writing, or conceived of by, this person primarily in his or her capacity as an officer or director of our company or of Nycomed Amersham or Pharmacia, respectively;

otherwise, the opportunity shall belong to us.

     Our certificate of incorporation also provides that any corporate opportunity that belongs to Nycomed Amersham or Pharmacia or to us shall not be pursued by the other party. If the corporate opportunity is not pursued diligently and in good faith within a reasonable period of time, the other party may pursue such corporate opportunity.


     Certain of the foregoing provisions of our certificate of incorporation, as they relate to Pharmacia, expire on the date that Pharmacia ceases to own at least 10% of our outstanding common shares and no person who is a director or officer of our company is also a director or officer of Pharmacia.


  LIMITATION ON DIRECTORS' LIABILITIES

     Our certificate of incorporation limits, to the fullest extent permitted by Delaware corporate law, the personal liability of directors for monetary damages for breach of their fiduciary duties.

     Section 145 of the General Corporation Law of the State of Delaware permits us to indemnify officers, directors or employees against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with legal proceedings if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided that with respect to actions by, or in the right of the corporation against, those individuals, indemnification is not permitted as to any matter as to which that person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless, and only to the extent that, the court in which the action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Individuals who are successful in the defense of any action are entitled to indemnification against expenses reasonably incurred in connection therewith.

     Our board of directors will provide similar indemnification to our officers, employees and agents as they deem appropriate and as authorized by Delaware law.

     We plan to purchase insurance on behalf of any director, officer, employee or agent against any expense incurred in his or her capacity.

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LISTING


     We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "APBI."


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the common stock will be EquiServe.


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                        SHARES ELIGIBLE FOR FUTURE SALE


     The 18,200,000 shares of our common stock sold in this offering, or 20,930,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares which may be acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act. These shares will remain subject to the resale limitations of Rule 144.


     The shares of our common stock and class B common stock that will continue to be held by Nycomed Amersham and Pharmacia after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Nycomed Amersham and Pharmacia in the open market after the offering, subject to contractual lock-up provisions and the applicable requirements of Rule 144, both of which are described below. The sale of shares of common stock and Class B common stock by Nycomed Amersham and Pharmacia are subject to certain limitations agreed in the shareholders' agreement, including the obligation of Pharmacia to retain certain shares subject to the Nycomed Amersham option exercisable in 2002 and certain tag-along rights and rights of first refusal. We have granted registration rights to Nycomed Amersham and Pharmacia. See "--Registration Rights Agreement" below.

     Generally, Rule 144 provides that a person who has beneficially owned restricted shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three-month period a number of shares that does not exceed the greater of:

      --   1% of the then outstanding shares of common stock; and

      -- the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding such sale.

     Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the company.

     In the event that any person, other than Nycomed Amersham and Pharmacia, who is deemed to be an affiliate purchases shares of our common stock in the offering or acquires shares of our common stock pursuant to an employee benefit plan, the shares held by that person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are freely tradable without restriction.

     Sales of substantial amounts of our common stock in the open market, or the availability of shares for sale, could adversely affect the price of our common stock. Any shares distributed by Nycomed Amersham or Pharmacia will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above other than the one-year holding period requirement.

     We, Nycomed Amersham, Pharmacia and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, sell or otherwise dispose of any shares of our common stock, subject to limited exceptions. Nycomed Amersham and Pharmacia have also agreed not to exercise or make a request to exercise any registration right until the end of the 180 day period. See "Underwriters."


     An aggregate of 19,900,000 shares of our common stock are reserved for issuance under our stock option plans. We intend to file registration statements on Form S-8 covering the issuance of shares of our common stock pursuant to our stock option plans. Accordingly, the shares issued pursuant to our stock option plans will be freely tradable, subject to the restrictions on resale by affiliates under Rule 144.


REGISTRATION RIGHTS AGREEMENT

     As part of the shareholders' agreement, we have granted Nycomed Amersham and Pharmacia registration rights. The demand registration rights provide Nycomed Amersham and Pharmacia with the right,

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


subject to some conditions and limitations, to request that we affect a registration of all or a portion of their shares. The initial demand right may not be exercised until 180 days after the date of the reorganization. The piggyback registration rights provide Nycomed Amersham and Pharmacia with the right, subject to some exceptions, to include common shares owned by them in any registration of common shares made by us for our own account or for the account of other shareholders. We do not currently have any other registration rights outstanding. See "Relationship With Nycomed Amersham and Pharmacia."


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                   MATERIAL UNITED STATES FEDERAL INCOME TAX
                 CONSEQUENCES TO NON-UNITED STATES STOCKHOLDERS

     This is a general summary of certain United States federal income and estate tax considerations with respect to your acquisition, ownership and disposition of APBiotech common stock if you are a holder other than:

      --   a citizen or resident alien individual of the United States;

      -- a corporation, partnership or other entity created or organized in, or under the laws of, the United States or of any political subdivision of the United States;

      -- an estate, the income of which is subject to United States federal income taxation regardless of its source;

      -- a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

      -- a trust that existed on August 20, 1996 and elected to be treated as a domestic trust as of that date.

     This summary does not address all of the United States federal income and estate tax considerations that may be relevant to you in light of your particular circumstances. This summary does not discuss any aspects of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

     WE URGE PROSPECTIVE NON-UNITED STATES INVESTORS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF YOUR SHARES OF THE COMMON STOCK.

DIVIDENDS

     We do not currently anticipate paying dividends for the foreseeable future. However, any dividends we do pay to you generally will be subject to United States withholding tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, of the gross amount of the dividends unless the dividends are effectively connected with your conduct of a trade or business within the United States (and, if certain tax treaties apply, are attributable to a United States permanent establishment maintained by you) and you file the appropriate documentation with us. Dividends effectively connected with a United States trade or business generally will be subject to United States federal income tax on a net income tax basis in the same manner as generally applied to United States persons. If you are a corporation, your "effectively connected earnings and profits," within the meaning of the Internal Revenue Code, subject to adjustments, may also be subject to the branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty. You should consult any applicable income tax treaties that may provide for a lower rate of tax or other rules different from those described above. You may be required to satisfy certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, withholding under these rules.

SALE OR OTHER DISPOSITION OF THE COMMON STOCK

     You generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of your shares of the common stock unless:

      -- the gain is effectively connected with the conduct of a trade or business within the United States, and, if some tax treaties apply, is attributable to a United States permanent establishment you maintain;

      -- you are an individual, you hold shares of the common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other requirements;

      -- you are subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of some U.S. expatriates; or

      -- we are or have been a "United States real property holding corporation" for United States federal income tax purposes (which we do not believe that we are or will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for the shares of the common stock, more than 5% of the common stock.

     Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States federal income tax on a net income basis, in the same manner as generally applied to United States persons (and if you are a corporation, the branch profits tax may also apply in some circumstances), but you will not be subject to withholding. If you are described in the second bullet point above, you generally will be subject to tax at a rate of 30% on the gain realized, although the gain may be offset by some United States capital losses. You should consult any applicable income tax treaties that may provide for a lower rate of tax or other rules different from those described above.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to you the amount of dividends we pay to you, and any tax we withhold. These reporting requirements apply regardless of whether withholding is reduced by an applicable income tax treaty. Pursuant to applicable tax treaties or other agreements, this information also may be made available to the tax authorities in the country in which you are a resident.

     Under current Treasury regulations, United States information reporting requirements and backup withholding tax at a rate of 31% will generally apply to dividends paid to you on the common stock at an address inside the United States and to payments to you of the proceeds of a sale of the common stock by a United States office of a broker unless you certify, under penalties of perjury, that you are not a U.S. holder or otherwise establish an exemption. Some holders, including all corporations, are exempt from backup withholding. Information reporting (but not backup withholding) generally will also apply to payments of the proceeds of sales of the common stock by foreign offices of United States brokers, or foreign brokers with some types of relationships with the United States, unless the broker has documentary evidence in its records that you are not a U.S. holder and some other conditions are met, or you otherwise establish an exemption.

     The IRS has issued Treasury regulations generally effective for payments made after December 31, 2000 that will affect the procedures to be followed by you in establishing that you are not a U.S. holder for purposes of the backup withholding and information reporting requirements. Among other things, if you are not currently required to furnish certification of foreign status, you may be required to furnish certification of foreign status in the future. You should consult your tax advisor concerning the effect of these regulations on an investment in the common stock.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you can be refunded or credited against your United States federal income tax liability, if any, if the required information is timely furnished to the IRS.

ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of his or her death will be includible in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise) and therefore may be subject to United States federal estate tax.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them severally, the number of shares indicated below:



                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ----------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co.........................................
J.P. Morgan Securities Inc. ................................
Salomon Smith Barney Inc. ..................................
                                                              ----------
     Total..................................................  18,200,000
                                                              ==========


     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.


     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,730,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in
full, the total price to the public would be $     million, the total
underwriters' discounts and commissions would be $     million and total
proceeds to us would be $     million.


     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.


     We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "APBI."


     We, our directors, executive officers and existing shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

      --   the sale of the shares to the underwriters;

      -- the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

      -- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.


     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters of this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.


     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, amount other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, investment banking services to Nycomed Amersham and us.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     We have not taken any action to permit a public offering of the common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who have come into possession of this prospectus must inform themselves about and observe restrictions relating to the offering of the common stock and the distribution of this prospectus outside the United States.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general; sales, earnings and certain other of our financial operating information in recent periods; and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS


     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS


     The consolidated financial statements of Amersham Pharmacia Biotech Ltd. as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000, included in this registration statement and prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The balance sheet of APBiotech Inc as of December 31, 2000, included in this registration statement and prospectus, has been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.


     As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.



     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Audited Consolidated Financial Statements for Amersham
  Pharmacia Biotech Ltd:
  Report of Independent Accountants.........................   F-2
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1999 and 2000.......................   F-3
  Consolidated Balance Sheets as of December 31, 1999 and
     2000...................................................   F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1999 and 2000.......................   F-5
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................   F-6
  Notes to Consolidated Financial Statements................   F-7
Audited Financial Statements for APBiotech Inc:
  Report of Independent Accountants.........................  F-37
  Balance Sheet as of December 31, 2000.....................  F-38

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Amersham Pharmacia Biotech Ltd.:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows, after the restatement described in note 2A, present fairly, in all material respects, the financial position of Amersham Pharmacia Biotech Ltd. and Subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PRICEWATERHOUSECOOPERS LLP


Florham Park, New Jersey

February 23, 2001

                        AMERSHAM PHARMACIA BIOTECH LTD.


                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                           YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------
                                                     1998            1999
                                                  (RESTATED)      (RESTATED)         2000
                                                 ------------    ------------    ------------
                                                  (IN MILLIONS EXCEPT FOR PER SHARE AMOUNTS)
Net sales (including $13.9, $14.1 and $1.2 to
  related parties--see note 23)................    $ 729.4         $ 864.1         $ 927.0
Cost of goods sold (including $96.0, $118.6 and
  $106.8 from/to related parties-- see note
  23)..........................................     (329.3)         (404.4)         (425.1)
                                                   -------         -------         -------
Gross profit...................................      400.1           459.7           501.9
                                                   -------         -------         -------
Selling, general and administrative expenses
  (including $24.6, $20.8 and $23.2 to related
  parties--see note 23)........................     (317.9)         (336.7)         (366.3)
Purchased in-process research and
  development..................................         --              --            (3.2)
Research and development expenses (including
  $17.2, $15.0 and $17.8 to related
  parties--see note 23)........................      (67.9)          (89.6)         (112.2)
Other operating income (expense), net..........       (3.9)            0.7             2.8
                                                   -------         -------         -------
Total operating expenses.......................     (389.7)         (425.6)         (478.9)
                                                   -------         -------         -------
Operating income...............................       10.4            34.1            23.0
Interest income and other income, net
  (including $2.3, $1.5 and $0.9 to related
  parties--see note 23)........................        4.5             3.2             3.1
Interest expense (including $13.3, $21.1 and
  $26.9 to related parties--see note 23).......      (16.5)          (24.1)          (30.1)
                                                   -------         -------         -------
Income (loss) before income taxes and minority
  interest.....................................       (1.6)           13.2            (4.0)
                                                   -------         -------         -------
Minority interest, net of tax..................       (0.7)           (0.5)           (0.3)
Provision for income taxes.....................      (13.5)          (17.6)          (14.0)
                                                   -------         -------         -------
Net loss.......................................    $ (15.8)        $  (4.9)        $ (18.3)
Preferred stock dividend.......................       (9.3)           (9.9)           (9.4)
                                                   -------         -------         -------
Net loss available to common stockholders......    $ (25.1)        $ (14.8)        $ (27.7)
                                                   =======         =======         =======
Basic and diluted net loss per share...........    $(25.10)        $(14.80)        $(27.70)
                                                   =======         =======         =======
Weighted average shares outstanding............        1.0             1.0             1.0
                                                   =======         =======         =======


The accompanying notes are an integral part of these financial statements.

                        AMERSHAM PHARMACIA BIOTECH LTD.

                          CONSOLIDATED BALANCE SHEETS


                                                                   AS OF DECEMBER 31,
                                                              ----------------------------
                                                                  1999
                                                               (RESTATED)         2000
                                                              ------------    ------------
                                                                     (IN MILLIONS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (including $6.8 and $21.5 on
    deposit with related parties--see note 23)..............    $   30.9        $   42.2
  Trade receivables, less allowances of $5.5 in 2000 and
    $4.9 in 1999............................................       236.7           241.4
  Inventories...............................................       114.4           133.6
  Deferred income taxes.....................................        40.0            27.3
  Other current assets (including $6.6 and $2.1 from related
    parties--see note 23)...................................        41.9            36.0
                                                                --------        --------
         Total current assets...............................       463.9           480.5
                                                                --------        --------
  Property, plant and equipment, net........................       227.8           235.6
  Goodwill..................................................       374.3           361.0
  Other intangible assets...................................       152.3           125.9
  Other non-current assets..................................        23.3            65.8
                                                                --------        --------
         Total assets.......................................    $1,241.6        $1,268.8
                                                                ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt (including current maturities on long-term debt and $395.9 and $453.9 due to related parties--see
    note 23)................................................    $  397.2        $  454.9
  Accounts payable..........................................        62.4            62.9
  Accrued liabilities.......................................        84.9            85.7
  Income taxes payable......................................        20.7            22.8
  Other current liabilities (including $21.5 and $20.6 to
    related parties--see note 23)...........................        53.0            47.6
                                                                --------        --------
         Total current liabilities..........................       618.2           673.9
                                                                --------        --------
  Long-term debt............................................        13.1             4.8
  Deferred income taxes.....................................        76.6            63.1
  Employee benefit obligations..............................        60.9            58.8
  Other liabilities.........................................        10.3            11.7
                                                                --------        --------
         Total liabilities..................................       779.1           812.3
                                                                --------        --------
COMMITMENTS AND CONTINGENCIES (NOTE 19)
Redeemable preferred, stock $1.62 par value 67,916,327
  shares issued and outstanding, at redemption value and
  held by related parties...................................       132.5           131.3
                                                                --------        --------
STOCKHOLDERS' EQUITY:
  Common stock, $1.62 par value 1,000,000 shares authorized
    and issued..............................................         1.6             1.6
  Additional paid-in capital................................       426.3           448.8
  Retained deficit..........................................      (101.5)         (133.9)
  Unearned compensation expense.............................        (2.2)           (5.9)
  Accumulated other comprehensive income....................         5.8            14.6
                                                                --------        --------
         Total stockholders' equity.........................       330.0           325.2
                                                                --------        --------
         Total liabilities and stockholders' equity.........    $1,241.6        $1,268.8
                                                                ========        ========


The accompanying notes are an integral part of these financial statements.

                        AMERSHAM PHARMACIA BIOTECH LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1998           1999
                                                      (RESTATED)     (RESTATED)        2000
                                                     ------------   ------------   ------------
                                                                   (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...........................................     $(15.8)        $ (4.9)        $(18.3)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization....................       61.8           77.1           89.4
  Amortization of unearned compensation............        2.0            0.9           10.6
  Gain (loss) on asset disposals...................        8.1            1.0           (2.7)
  Deferred income taxes............................       (9.2)          (3.3)          (8.7)
  Capital contribution - services provided by
     Nycomed Amersham..............................        2.5            3.8            4.7
  Write-off of purchased in-process research and
     development...................................         --             --            3.2
                                                        ------         ------         ------
                                                          49.4           74.6           78.2
Changes in operating assets and liabilities:
  (Increase) in trade receivables..................      (55.1)         (30.8)         (28.6)
  (Increase) decrease in inventories payables......       12.2          (24.8)         (28.5)
  Increase in accounts payable.....................       22.9             --           16.7
  (Decrease) increase in accruals and other
     creditors.....................................       13.8          (24.5)           9.0
  Increase (decrease) in income taxes payable......       (1.4)           8.2            0.3
  (Decrease) increase in other assets and
     liabilities...................................       (9.6)          11.6            1.7
                                                        ------         ------         ------
Net cash provided by operating activities..........       32.2           14.3           48.8
                                                        ------         ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment.......      (48.8)         (64.4)         (70.9)
  Acquisition of businesses, net of cash
     acquired......................................     (184.3)            --          (11.8)
  Purchases of investments.........................         --           (3.9)         (14.1)
  Proceeds from asset disposals....................        1.0            0.6           11.2
                                                        ------         ------         ------
Net cash used by investing activities..............     (232.1)         (67.7)         (85.6)
                                                        ------         ------         ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in short-term debt......................      212.1           42.7           68.8
  Repayment of long-term debt......................       (0.3)          (2.8)          (7.7)
  Parent company option trust payment (see note
     23)...........................................         --             --          (17.4)
  Dividend to Nycomed Amersham (see note 23).......         --             --           (2.6)
  Capital contribution from Nycomed Amersham (see
     notes 6 and 23)...............................         --            8.7            9.1
                                                        ------         ------         ------
Net cash provided by financing activities..........      211.8           48.6           50.2
                                                        ------         ------         ------
Effect of exchange rates on cash...................       (3.0)          (4.0)          (2.1)
                                                        ------         ------         ------
Net change in cash and cash equivalents............        8.9           (8.8)          11.3
Cash and cash equivalents at beginning of year.....       30.8           39.7           30.9
                                                        ------         ------         ------
Cash and cash equivalents at end of year...........     $ 39.7         $ 30.9         $ 42.2
                                                        ======         ======         ======


The accompanying notes are an integral part of these financial statements.

                        AMERSHAM PHARMACIA BIOTECH LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                              ADDITIONAL     UNEARNED                 ACCUMULATED                       TOTAL
                                     COMMON    PAID-IN     COMPENSATION   RETAINED   COMPREHENSIVE   COMPREHENSIVE   STOCKHOLDERS
                                     STOCK     CAPITAL       EXPENSE      DEFICIT    INCOME (LOSS)      INCOME          EQUITY
                                     ------   ----------   ------------   --------   -------------   -------------   ------------
                                                                            (IN MILLIONS)
BALANCE DECEMBER 31, 1997
  (RESTATED).......................   $1.6      $408.8        $(2.6)      $ (61.6)       $18.7                          $364.9
Net loss...........................     --          --           --         (15.8)          --          $(15.8)          (15.8)
Amortization of unearned
  compensation expense.............     --          --          2.0            --           --                             2.0
Accretion of preferred stock
  dividend.........................     --          --           --          (9.3)          --                            (9.3)
Currency translation adjustment....     --          --           --            --         (0.7)           (0.7)           (0.7)
Unrealized gain on investments.....     --          --           --            --         (9.3)           (9.3)           (9.3)
                                                                                                        ------
Total comprehensive loss...........     --          --           --            --           --          $(25.8)
                                                                                                        ======
Capital contribution--services
  provided by Nycomed Amersham.....     --         2.5           --            --           --                             2.5
Unearned compensation expense......     --         2.0         (2.0)           --           --                              --
                                      ----      ------        -----       -------        -----                          ------
BALANCE DECEMBER 31, 1998
  (RESTATED).......................    1.6       413.3         (2.6)        (86.7)         8.7                           334.3
Net loss...........................     --          --           --          (4.9)          --          $ (4.9)           (4.9)
Amortization of unearned
  compensation expense.............     --          --          0.9            --           --              --             0.9
Accretion of preferred stock
  dividend.........................     --          --           --          (9.9)          --              --            (9.9)
Currency translation adjustment....     --          --           --            --         (2.9)           (2.9)           (2.9)
                                                                                                        ------
Total comprehensive loss...........     --          --           --            --           --          $ (7.8)
                                                                                                        ======
Capital contribution--net debt
  settlement related to Pharmacia
  Biotech acquisition..............     --         8.7           --            --           --                             8.7
Capital contribution--services
  provided by Nycomed Amersham.....     --         3.8           --            --           --                             3.8
Unearned compensation expense......     --         0.5         (0.5)           --           --                              --
                                      ----      ------        -----       -------        -----                          ------
BALANCE DECEMBER 31, 1999
  (RESTATED).......................    1.6       426.3         (2.2)       (101.5)         5.8                           330.0
Net loss...........................     --          --           --         (18.3)          --          $(18.3)          (18.3)
Amortization of unearned
  compensation expense.............     --          --         10.6            --           --                            10.6
Accretion of preferred stock
  dividend.........................     --          --           --          (9.4)          --                            (9.4)
Currency translation adjustment....     --          --           --            --          8.8             8.8             8.8
                                                                                                        ------
Total comprehensive loss...........     --          --           --            --           --          $ (9.5)             --
                                                                                                        ======
Dividend--net transfer of Buchler
  from Nycomed Amersham (see note
  23)..............................     --          --           --          (4.7)          --                            (4.7)
Capital contribution--transfer of
  Aeomica to Nycomed Amersham (see
  note 23).........................     --         3.5           --            --           --                             3.5
Capital contribution--services
  provided by Nycomed Amersham.....     --         4.7           --            --           --                             4.7
Unearned compensation expense......     --        14.3        (14.3)           --           --                              --
                                      ----      ------        -----       -------        -----                          ------
BALANCE DECEMBER 31, 2000..........   $1.6      $448.8        $(5.9)      $(133.9)       $14.6                          $325.2
                                      ====      ======        =====       =======        =====                          ======


The accompanying notes are an integral part of these financial statements.

                        AMERSHAM PHARMACIA BIOTECH LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY


     Amersham Pharmacia Biotech Ltd. and Subsidiaries ("APB Ltd." or the "Company") is a leading global provider of biotechnology systems, products and services used in gene and protein research, drug discovery, and development and biopharmaceutical manufacturing.


     The Company is owned 55% by Nycomed Amersham plc ("Nycomed Amersham") and 45% by Pharmacia Corporation, and is a consolidated subsidiary of Nycomed Amersham.


     The Company is organized on a global basis into three principal business segments. The drug discovery segment provides high throughput systems to improve the effectiveness of life science and pharmaceutical research and development and the speed to market of drugs. The separations segment provides systems for the purification and production of biopharmaceuticals on a large scale and for separating proteins at a laboratory scale. The laboratory products segment provides tools and technical knowledge for the purification, detection and analysis of biological molecules by life science researchers.



     The Company also has a regional organization structure consisting of four major markets--North America, Europe, Japan and Rest of the World. The regional organization structure permits the business segments to share activities in service and sales and marketing. They also share research and development, manufacturing and distribution, worldwide. See Note 4 for Segment, Geographic and Customer information.


2.  BASIS OF PREPARATION


     Prior to August 5, 1997, the Company operated as Amersham Life Science ("ALS"), a fully integrated division of Nycomed Amersham, and as such did not prepare separate financial statements in accordance with Generally Accepted Accounting Principles in the normal course of operations. On August 5, 1997, ALS was established as a separate legal entity in the form of APB Ltd, and acquired the Pharmacia Biotech ("PB") business from Pharmacia Corporation (see Note 6). At this time the Company also changed its fiscal year end from March 31 to December 31.


     Subsequent to August 5, 1997, the Company conducted operations principally as a group of separate legal entities around the world. In certain jurisdictions, however, assets, liabilities, and related revenues and expenses remained with the respective Nycomed Amersham legal entity. In these instances, agreements were entered into with the applicable Nycomed Amersham legal entity to transfer the financial benefits and risks associated with these operations from Nycomed Amersham to the Company. (see Note 22).

     Nycomed Amersham continues to provide certain support services to the Company and to engage in transactions with the Company (see Note 23).


2A.  RESTATEMENT OF 1999 AND 1998 FINANCIAL STATEMENTS



     In the fourth quarter of 2000 the Company discovered that the calculation of the gains and losses on its foreign currency contracts, included in operating income required revision. As a result, the Company has

                        AMERSHAM PHARMACIA BIOTECH LTD.

revised its previously reported results of operations and financial position for 1998 and 1999 (including a decrease to opening retained earnings of $1.4 million related to amounts prior to 1998) as follows:



                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                           1998                            1999
                                       AS PREVIOUSLY       1998        AS PREVIOUSLY       1999
                                         REPORTED       AS RESTATED      REPORTED       AS RESTATED
                                       -------------    -----------    -------------    -----------
                                              ($ IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Operating income.....................     $  18.0         $  10.4         $  32.2         $  34.1
Net loss.............................       (10.5)          (15.8)           (6.3)           (4.9)
Net loss available to common
  stockholders.......................       (19.8)          (25.1)          (16.2)          (14.8)
Basic and diluted earnings per
  share..............................      (19.80)         (25.10)         (16.20)         (14.80)
FINANCIAL POSITION
Total current assets.................                                     $ 471.6         $ 463.9
Total current liabilities............                                       620.6           618.2
Total shareholders' equity...........                                       335.3           330.0


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated.

  Revenue Recognition.


     The Company recognizes revenue principally on four types of transactions--sales of consumable products, sales of instruments, agreements which provide access to or license of certain of the Company's proprietary technology and know-how, and contracts for ongoing service and support of instruments sold to customers. Revenues are recorded net of any estimated provisions for returns and allowances and other price adjustments.



     Revenue on sales of instruments in the United States and on sales of consumable products in all markets are recognized upon transfer of title and risk of loss to the customer, which is generally upon delivery to the carrier. Prior to June of 2000, title and risk of loss for sales of instruments in the United States generally transferred upon payment in full by the customer.



     In markets outside of the United States, sales of instruments are made with a reservation of title until payment in full by the customer for the equipment. For these sales, revenue is recognized upon transfer of risk of loss to the customer, which is generally upon delivery to the carrier, as the reservation of title is solely for credit protection purposes.



     Revenues earned under agreements which provide access to or license the Company's proprietary technology and know-how are recognized on a straight line basis based on the total fees received under the agreement over the period the access to the technology and know-how is provided.



     Revenues earned under contracts for ongoing service is recognized pro rata over the term of the service agreements.



     The Company has adopted Securities and Exchange Commission Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statements," for all periods presented.

                        AMERSHAM PHARMACIA BIOTECH LTD.

  Shipping and Handling



     The Company has adopted EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Shipping and handling costs are included in cost of sales. The amount of revenue and cost of sales related to shipping and handling is immaterial for all periods presented.


  Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


  Research & Development Costs

     Research and development costs are expensed as incurred.

  Income Taxes

     The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carry forward available for tax purposes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  Computation of Earnings Per Share

     Basic earnings per share amounts are based upon the weighted average number of common shares outstanding. Diluted earnings per share amounts reflect the dilutive effect of convertible preferred stock when appropriate.

  Cash & Cash Equivalents

     The Company considers all highly liquid investments that have an original maturity of three months or less at the time of purchase to be cash or cash equivalents.

  Inventory Valuation

     Inventories are valued at the lower of cost or market. Cost is determined on a first in, first out basis based on a standard costing system. Such costs include raw materials, direct labor, and manufacturing overhead.

  Property, Plant & Equipment


     Items capitalized as property, plant and equipment are recorded at cost. Costs incurred for development of internal use software are capitalized, as appropriate, in accordance with AICPA Statement of Position 98-1 ("Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"). Expenditures for additions and improvements to existing facilities are capitalized and expenditures for repairs and maintenance are expensed as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss is included in income.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     Depreciation is computed using the straight-line method based on the estimated useful life of the assets, which follow:



Buildings and improvements..................................      40
Machinery & equipment.......................................  3 - 20
Furniture & fixtures........................................  5 - 12
Internal use software.......................................  3 -  7



  Capitalized Software Development Costs



     The Company capitalizes software development costs incurred in accordance with the provisions of SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Costs incurred subsequent to the achievement of technological feasibility through general release of the product to customers are generally capitalized. Such costs include external direct costs of materials and services consumed in developing the software and payroll and payroll-related costs for employees directly associated with and who devote time to the development of the software. These costs are amortized upon general release of the product over a period not to exceed three years. Capitalized software costs and related accumulated amortization at December 31, 2000 amounted to $5.0 million and $.2 million, respectively. No costs were capitalized as of December 31, 1999. Such costs are included in other non-current assets in the accompanying balance sheet.



  Goodwill and Intangible Assets



     Goodwill represents the excess of cost of acquired businesses over the underlying fair value of the tangible and identifiable intangible net assets acquired and other intangibles represent the cost of patents, trademarks, and know-how. Goodwill and intangible assets are amortized on a straight-line basis over their estimated period of benefit ranging from 5 to 20 years. The Company continually reviews its goodwill and intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized to the extent the carrying value is greater than expected future undiscounted cash flows.


  Long-Lived Assets

     The Company follows Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of impairment loss recorded is based upon discounted future cash flows estimated to be generated by those assets.

  Foreign Currency Translation and Transactions

     The Company treats the local currencies of its international operations as their respective functional currencies. The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. Dollars at exchange rates in effect at the balance sheet date. Income statement and cash flow amounts are translated using average rates in effect during the year. Foreign currency transaction gains and losses are included in income. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders' equity.

                        AMERSHAM PHARMACIA BIOTECH LTD.

  Derivative Financial Instruments

     The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments are entered into with Nycomed Amersham by the Company to reduce those risks. Forward exchange contracts and other derivatives are marked to market, with gains and losses included in operating income.

  Stock Options


     As a related entity of Nycomed Amersham, certain employees of the Company have been granted options to purchase common stock of Nycomed Amersham. The Company follows the provisions of SFAS 123, "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" (APB 25) in accounting for its stock option and other stock-based employee awards. Pro forma information regarding net income and earnings per share, as calculated under the provisions of SFAS 123, are disclosed in Note 18.


  Comprehensive Income

     SFAS 130, "Reporting Comprehensive Income," requires foreign currency translation adjustments and certain other items, which were reported separately in stockholders' equity to be included in other accumulated comprehensive income
(loss). The only components of other comprehensive income (loss) for the Company are foreign currency translation adjustments, and unrealized gains (losses) on available-for-sale securities.

  Segment Information

     SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" requires segment information to be prepared using the "management" approach. The "management" approach is based on the method that management organizes the segments within the Company for making operating decisions and assessing performance. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. See Note 4 for Segment, Geographic and Customer information.

  Advertising Costs

     Advertising costs are expensed as incurred.


  Reclassifications



     Certain reclassifications have been made to the prior year financial statement amounts to conform with the presentation in the current year financial statements.


  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for the Company for all fiscal quarters and fiscal years beginning after January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

                        AMERSHAM PHARMACIA BIOTECH LTD.

4.  SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

  Business Segments


     The Company manages its business along three principal business segments: drug discovery, separations, and laboratory products. In addition to these principal segments, the Company has service and agency businesses which are included in the service, agency and other segment.



     The drug discovery business provides systems to improve the effectiveness of life science and pharmaceutical research and the development and speed to market for drugs. Principal products in this business are the MegaBACE DNA sequencing and LEADseeker drug screening systems and the Eltan range of proteomics systems.



     The separations business provides systems for the purification and production of biopharmaceuticals on a large scale and for separating proteins during the research stage in laboratories. Products in this business include Sepharose, a leading brand of separation media and the AKTA chromatography systems.



     The laboratory products business provides tools and technical knowledge for the purification, detection, and analysis of biological molecules by life science researchers. The Company's broad range of products include low throughput sequencing systems and reagents, scanning and electrophoresis systems, molecular biology systems, reagents for protein analysis and radiochemicals.



     The Company maintains a service business which is responsible for the installation, where appropriate, of instruments and systems which are sold by the three principal businesses and provides servicing on the instruments and systems during the warranty period. The cost of these services is generally not recharged to the business segments. The service business also generates income from contracts with customers to provide technical support for instruments and systems as well as scientific support to assist the customer in maximizing the effectiveness of the instruments and systems in research. The Company sells certain products, under agency agreements which complement its existing product range.



     Due to their relative sizes the service and agency businesses have been aggregated, with income from royalty agreements and charges to customers for product delivery (both of which are not attributed to the principal businesses for management purposes) in the service, agency and other segment.


     The Company manages the business principally based on accountable operating profit. The businesses are responsible for management of net sales across all geographic regions and for operating costs that are directly controllable by the business. However, a significant portion of the Company's total operating costs relate to the sales organization and central support services covering finance, information technology, and other administrative services. These costs are managed principally by region: however, these costs are allocated to the businesses in measuring operating profit of each business. The businesses are not allocated costs below operating profit, such as interest and income taxes, and as such the information below does not include these costs.

     As certain of the businesses share production, research, and administrative facilities around the world, the net assets of the Company are managed regionally, principally by the relevant local operating subsidiary. As the regions and local subsidiaries have responsibility for all businesses, it is not practicable to report, and the Company does not manage its operations using identifiable assets or capital expenditures by business segment.


     Prior to January 2000, the Company did not operate, manage its operations or accumulate financial information based on the business segmentation as described above. As such, the results of operations for the businesses for 1998 and 1999 have been presented using management's best estimates of the allocation of costs to the businesses in those years. Management considers these allocations to be reasonable. However, the reported results of operations of the businesses may differ from those that may have been achieved had the Company managed the businesses in this manner in 1998 and 1999.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     The analysis of net sales, operating income (loss), and allocations of depreciation and amortization by business segment is as follows:



                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999
                                          (RESTATED)      (RESTATED)         2000
                                         ------------    ------------    ------------
                                                        (IN MILLIONS)
NET SALES
  Drug discovery.......................     $123.7          $194.4          $224.8
  Separations..........................      263.8           294.4           342.7
  Laboratory products..................      277.2           277.0           273.3
  Service, agency and other............       64.7            98.3            86.2
                                            ------          ------          ------
                                            $729.4          $864.1          $927.0
                                            ======          ======          ======
OPERATING INCOME (LOSS)(a)
  Drug discovery.......................     $(54.7)         $(52.9)         $(81.7)
  Separations..........................       36.1            52.2            87.1
  Laboratory products..................       15.1            24.0             5.9
  Service, agency and other............       13.9            10.8            11.7
                                            ------          ------          ------
                                            $ 10.4          $ 34.1          $ 23.0
                                            ======          ======          ======
DEPRECIATION AND AMORTIZATION
  Drug discovery.......................     $ 20.8          $ 29.8          $ 29.4
  Separations..........................       20.9            24.0            28.0
  Laboratory products..................       17.4            21.4            30.1
  Service, agency and other............        2.7             1.9             1.9
                                            ------          ------          ------
                                            $ 61.8          $ 77.1          $ 89.4
                                            ======          ======          ======


------------

(a) Operating income for the Drug Discovery segment includes non-recurring charges related to the acquisition of Molecular Dynamics of $7.0 million in 1998 and related to the acquisition of Praelux of $3.2 million in 2000 (see note 6).


  Geographic Information


     On a geographic basis, the Company manages its business in four principal markets: North America, Europe, Japan and Rest of the World.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     Net sales and long-lived assets by geographic region are set out below:



                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                        1998        1999        2000
                                                       -------    --------    --------
                                                                (IN MILLIONS)
NET SALES
  United States......................................  $ 331.0    $  427.6    $  482.1
  Europe.............................................    477.5       556.9       601.6
  Japan..............................................    115.4       151.6       168.5
  Rest of the World..................................     55.3        65.6        84.8
                                                       -------    --------    --------
                                                         979.2     1,201.7     1,337.0
  Less inter-region sales............................   (249.8)     (337.6)     (410.0)
                                                       -------    --------    --------
                                                       $ 729.4    $  864.1    $  927.0
                                                       =======    ========    ========



                                                                     AS OF
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999        2000
                                                              ---------    ------
                                                                 (IN
                                                              MILLIONS)
LONG-LIVED ASSETS
  United States.............................................   $564.8      $560.6
  Europe....................................................    178.1       148.9
  Japan.....................................................      8.6         8.3
  Rest of the World.........................................      2.9         4.7
                                                               ------      ------
                                                               $754.4      $722.5
                                                               ======      ======


  Customer Information


     The Company has a large and diverse customer base. No single customer accounted for more than 10% of net sales during 1998, 1999 and 2000.


5.  EARNINGS PER SHARE


     Basic earnings per share is calculated by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. Net loss available to common stockholders consists of net loss reduced by the amount of dividend accretion on the Company's 8% redeemable preferred stock. Diluted earnings per share is calculated by dividing the net loss applicable to common stockholders by the sum of the weighted average number of common shares outstanding and dilutive common share equivalents. The 8% redeemable preferred stock convertible into the Company's common stock was not included in the diluted earnings per share calculations for 1998, 1999 and 2000 as their effect would be antidilutive.

                        AMERSHAM PHARMACIA BIOTECH LTD.

6.  BUSINESS ACQUISITIONS AND STRATEGIC ALLIANCES



  BUSINESS ACQUISITIONS


  Pharmacia Biotech

     On August 5, 1997, the Company acquired all of the capital stock of Pharmacia Biotech AB and its subsidiaries (collectively "PB") from Pharmacia Corporation for a total purchase price of approximately $450.3 million. PB is an international provider of biotechnology systems, products and services for research into genes and proteins and the manufacture of drugs based on biological molecules, also known as biopharmaceuticals. PB is headquartered in Sweden with principal operations in the United States, Sweden, Europe, and Japan. The purchase price was financed by the Company through the issuance of 450,000 shares of Class B common stock and approximately 30,600,000 shares of preferred stock to Pharmacia Corporation, giving Pharmacia Corporation a 45% ownership interest in the Company.


     The acquisition was accounted for under the purchase method of accounting and accordingly the results of PB have been included in the Company's financial statements beginning on August 5, 1997.



     The fair value of the assets acquired and liabilities assumed related to the PB acquisition is as follows:



                                                              (IN MILLIONS)
Working capital.............................................     $ 34.4
Property, plant and equipment...............................      173.8
In-process research and development.........................       18.0
Other intangible assets.....................................       22.8
Goodwill....................................................      302.7
Long-term debt..............................................      (17.1)
Other liabilities...........................................      (84.3)
                                                                 ------
                                                                 $450.3
                                                                 ======



     The acquired identifiable intangibles of $22.8 million are being amortized on a straight-line basis over periods from 7-10 years and the residual goodwill of approximately $302.7 million is being amortized on a straight-line basis over 20 years. In 1997, non-recurring charges of $27.4 million and $18.0 million were recorded to cost of goods sold for an inventory step-up adjustment to fair value and to in-process research and development, respectively, related to the acquisition.



     Additionally, concurrent with the acquisition the Company announced an integration plan which resulted in accruals of $27.4 million being recorded as liabilities in the purchase price allocation and non-recurring charges of $40.7 million, $19.8 million and $2.7 million being recorded in 1998, 1999 and 2000 respectively (see Note 7).


     The terms of the acquisition of PB also provided for a settlement payment related to the amount of debt included in the PB acquisition relative to the Company's existing indebtedness. The resolution of this settlement in 1999 resulted in a payment from Nycomed Amersham to the Company of approximately $8.7 million, which has been treated as a capital contribution in the accompanying financial statements.

  Molecular Dynamics Inc.


     On September 11, 1998, the Company acquired the remaining 91% of the outstanding capital stock of Molecular Dynamics Inc. ("MDI") that it did not previously own. MDI is a worldwide manufacturer and marketer of principally drug discovery products, with headquarters and manufacturing operations in the United States. The Company's total investment of $204.7 million consisted of $192.1 million for the 91% interest, $6.8 million cost of the previously existing investment, and $5.8 million of direct acquisition costs.

                        AMERSHAM PHARMACIA BIOTECH LTD.

The acquisition was financed principally through borrowings from the Company's parent, Nycomed Amersham.

     The acquisition was accounted for under the purchase method of accounting and accordingly the results of MDI have been included in the Company's financial statements beginning on September 11, 1998.


     The fair value of the assets acquired and liabilities assumed related to the MDI acquisition is as follows:



                                                              (IN MILLIONS)
Working capital.............................................     $ 15.6
Property, plant and equipment...............................        4.8
Other intangible assets.....................................      120.0
Goodwill....................................................       98.6
Deferred taxes..............................................      (34.3)
                                                                 ------
                                                                 $204.7
                                                                 ======



     The acquired identifiable intangibles of $120.0 million are being amortized on a straight-line basis over 10 years and the residual goodwill of approximately $98.6 million is being amortized on a straight-line basis over 15 years. In connection with the acquisition a non-recurring charge of $7.0 million for an inventory step-up to fair value was recorded in cost of goods sold in 1998.


     Subsequent to the acquisition the Company announced certain reorganization actions which resulted in charges of $6.5 million in 1998 and $10.0 million in 1999.

  Pro forma information (unaudited)


     The following unaudited pro forma information on results of operations for 1998 assumes the purchase of MDI as if the companies had been combined at the beginning of 1998.



                                                                   PRO FORMA
                                                                   YEAR ENDED
                                                              DECEMBER 31, 1998(a)
                                                                   (RESTATED)
                                                              --------------------
                                                                  (IN MILLIONS
                                                                     EXCEPT
                                                                   PER SHARE
                                                                    AMOUNTS)
Revenue.....................................................        $768.5
Net income..................................................         (28.1)
Basic and diluted EPS.......................................         (37.40)


------------

(a)Includes non-recurring charges related to the MDI acquisition of $7.0 million consisting of the step-up of the fair value adjustment to inventory.


     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of acquired intangibles and goodwill and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred at the beginning of each respective period, or of future results of operations of the consolidated entities.


  Praelux Inc.



     On February 16, 2000, the Company acquired all the outstanding stock of Praelux, Inc., for a purchase price of $8.5 million. Praelux specializes in the development and manufacture of technology and instruments

                        AMERSHAM PHARMACIA BIOTECH LTD.

for cellular assays and DNA sequencing. The fair value of the assets acquired and liabilities assumed related to the Praelux acquisition is as follows:



                                                              (IN MILLIONS)
Working capital.............................................      $1.3
Goodwill....................................................       4.0
In-process research and development.........................       3.2
                                                                  ----
                                                                  $8.5
                                                                  ====



     Based on this purchase price allocation, the Company has recorded a charge for in-process research and development for which technological feasibility had not yet been established and which had no alternative future use of approximately $3.2 million in the year ended December 31, 2000, and residual goodwill of approximately $4.0 million will be amortized over a life of 10 years.



  Pro forma Information (unaudited)



     The following unaudited pro-forma information on results of operations for 2000 and 1999 assumes the purchase of Praelux as if the companies had been combined at the beginning of 1999.



                                                                 Pro forma Year
                                                                 Ended December
                                                                      31,
                                                              --------------------
                                                                1999      2000(a)
                                                              --------    --------
                                                              (in millions except
                                                               per share amounts)
Revenue.....................................................  $ 864.5     $ 927.0
Net loss....................................................     (7.0)      (18.9)
Basic and diluted EPS.......................................   (16.93)     (28.27)


------------

(a)Includes non-recurring charges of $3.2 million consisting of purchased in-process research and development.



     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of expense and acquisition debt. They do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of each respective period, or of futures results of operations of the consolidated entities.



  STRATEGIC ALLIANCES



  Gyros AB



     In January of 2000 the Company entered into agreements with Gyros AB under which the Company committed to contributing approximately $6.4 million to Gyros in exchange for a 19.9% interest in Gyros. Additionally, the Company sold certain intellectual property to Gyros for approximately $9.5 million in cash. At December 31, 2000, approximately $4.8 million of the $6.4 million in funding to Gyros had been advanced. The remaining $1.6 million due under the funding agreement has been recorded as a liability in the accompanying financial statements and is expected to be paid by the end of the first quarter of 2001. The gain recognized on the sale of the intellectual property, after consideration of the Company's 20% interest in Gyros, was approximately $3.1 million, and has been included in other operating income.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     This gain was calculated as follows:



                                                              (IN MILLIONS)
Cash proceeds from sale.....................................      $ 9.5
Book value of assets sold...................................         --
                                                                  -----
Gain on sale................................................        9.5
Less:
  19.9% reduction due to ownership interest in Gyros........       (1.9)
  Recognition of additional funding obligation..............       (3.3)
  19.9% share of Gyros IPR&D charge.........................       (1.2)
                                                                  -----
Net gain on sale............................................      $ 3.1
                                                                  =====



  InforMax Inc.



     In August 2000, the Company purchased convertible preferred shares of InforMax Inc. representing a 6% ownership interest, for approximately $10.0 million. The investment is being accounted for under the cost method and is included in other non-current assets in the accompanying balance sheet.



     In addition, the Company engaged in certain acquisition and disposition transactions with Nycomed Amersham. See Note 23.


7.  INTEGRATION COSTS

     In connection with the acquisition of PB in August 1997, the Board of Directors of the Company approved a restructuring plan to integrate the ALS and PB businesses. The principal elements of the plan were:


      -- To consolidate U.S. manufacturing and research at a single site in Piscataway, New Jersey following the divestiture of manufacturing sites in Milwaukee and Cleveland;


      -- To create a single global sales organization with a regional structure focusing on the North America, Europe, Japan, Asia Pacific and Rest of the World; and

      -- To unify the management and administrative functions to support the two businesses.

  ALS Related Charges

     Integration costs related to the ALS business consisted primarily of the termination of 168 employees, principally at the Cleveland facility and in the sales and administrative support areas, the termination of certain contractual obligations, and the write-down of certain non-production related assets which would no longer be utilized in the business. Other charges primarily related to the termination of contractual obligations and the remediation of facilities no longer to be utilized.

     Substantially all restructuring activities were completed by the end of 1998, with the exception of certain severance agreements with termination payments extending into 2000. Additional charges in 1999 were recorded as management determined that the accrual for certain employees' termination costs made in 1997 would not be adequate.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     The following table summarizes the Company's accruals for restructuring costs associated with ALS operations:



                                                                EMPLOYEE
                                                               TERMINATION
                                                                  COSTS
                                                              -------------
                                                              (IN MILLIONS)
Balance at December 31, 1997................................      $10.3
Utilized....................................................       (9.6)
                                                                  -----
Balance at December 31, 1998................................        0.7
Charges.....................................................        1.3
Utilized....................................................       (1.3)
                                                                  -----
Balance at December 31, 1999................................        0.7
Utilized....................................................       (0.7)
                                                                  -----
Balance at December 31, 2000................................      $  --
                                                                  =====


  PB Related Accruals

     Integration costs related to the PB business consisted principally of:

      -- The termination of 193 individuals, including skilled workers at the Milwaukee facilities, and research scientists and administrative support personnel at the research and development and sales support facilities in New Jersey.

      -- The termination of contractual obligations, including equipment leases, associated with the closure or sale of those facilities and the consolidation of the research and development and sales support facilities.

      -- The write-down of certain fixed assets no longer to be utilized as a result of the consolidation of the research and development and sales support facilities.

     Substantially all actions were completed within one year of the acquisition of PB, with the exception of certain severance agreements with payments extending into 2000 and the payment of termination fees in 1999. In 1999, management determined certain recorded employee termination reserves were in excess of what was required for ongoing obligations, and as such the excess reserve was released, reducing goodwill from the PB acquisition.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     The following table summarizes the Company's accruals for integration costs associated with the PB operations:



                                          EMPLOYEE
                                         TERMINATION    CONTRACTUAL
                                            COSTS       OBLIGATIONS    OTHER    TOTAL
                                         -----------    -----------    -----    ------
                                                         (IN MILLIONS)
Balance at December 31, 1997...........     $19.0          $ 4.3       $0.2     $ 23.5
Utilized...............................      (7.5)          (3.3)      (0.2)     (11.0)
                                            -----          -----       -----    ------
Balance at December 31, 1998...........      11.5            1.0         --       12.5
Utilized...............................      (7.8)          (1.0)        --       (8.8)
Released against goodwill..............      (0.6)            --         --       (0.6)
                                            -----          -----       -----    ------
Balance at December 31, 1999...........       3.1             --         --        3.1
Utilized...............................      (3.1)            --         --       (3.1)
                                            -----          -----       -----    ------
Balance at December 31, 2000...........     $  --          $  --       $ --     $   --
                                            =====          =====       =====    ======


  Other Charges


     In addition to the charges recorded at the time of the PB acquisition, the Company incurred charges in 1998 and 1999 which did not qualify for accrual at the time of announcement of the plan. These costs consisted principally of professional and consulting fees, workforce relocation and consolidation costs, and amounted to $29.9 million and $18.0 million in 1998 and 1999, respectively, and were charged to selling, general and administrative expenses in the accompanying statements of operations. No such costs were incurred in 2000.


  Termination of shared services with Nycomed Amersham


     Additionally, as a result of the PB acquisition the Company determined that certain services provided by Nycomed Amersham would no longer be required, and entered into negotiation with Nycomed Amersham to terminate those services. Fees related to the termination of these service arrangements, determined in accordance with the terms of the Company's General Services Agreement, amounted to $10.8 million in 1998, $1.8 million in 1999 and $2.7 million in 2000 and were charged to selling, general and administrative expenses in the accompanying statements of income. The Company may incur additional charges if any remaining shared services agreements are terminated in the future.

                        AMERSHAM PHARMACIA BIOTECH LTD.

8.  INCOME TAXES

     The provision for income taxes consisted of:


                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                     1998          1999
                                                  (RESTATED)    (RESTATED)       2000
                                                  ----------    ----------    ----------
                                                              (IN MILLIONS)
Current tax provision (benefit)
  U.S. Federal..................................    $ 5.0         $ 1.3         $(4.5)
  State and local...............................      1.3           0.5          (0.9)
  Non-U.S. .....................................     16.4          19.1          28.1
                                                    -----         -----         -----
Total current tax provision.....................     22.7          20.9          22.7
Deferred tax provision (benefit)
  U.S. Federal..................................     (8.6)         (6.1)         (3.8)
  State and local...............................     (1.0)         (0.7)         (0.9)
  Non-U.S. .....................................      0.4           3.5          (4.0)
                                                    -----         -----         -----
Total deferred tax provision (benefit)..........     (9.2)         (3.3)         (8.7)
                                                    -----         -----         -----
Provision for income taxes......................    $13.5         $17.6         $14.0
                                                    =====         =====         =====



     The following table summarizes the reconciliation of the U.S. Federal statutory tax to the Company's tax provision (benefit) for financial statement purposes:



                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                     1998          1999
                                                  (RESTATED)    (RESTATED)       2000
                                                  ----------    ----------    ----------
                                                              (IN MILLIONS)
Income (loss) before tax........................    $(1.6)        $13.2         $(4.0)
Federal statutory rate..........................     35.0%         35.0%         35.0%
                                                    -----         -----         -----
  Tax at Federal statutory rate.................    $(0.6)        $ 4.6         $(1.4)
  International tax rate differences............     (2.8)         (1.9)         (3.9)
  State & local income/franchise taxes..........      0.3          (0.2)         (1.9)
  Goodwill......................................      8.1           9.7          11.6
  In-process research & development.............        -             -           1.4
  Integration costs.............................      3.5           1.6             -
  Research & development credits................     (0.7)         (1.5)         (1.8)
  Corporate costs...............................      0.8           1.3           1.8
  Unearned compensation expense.................      0.7           0.2           4.1
  Gain on disposal of investment................        -             -           1.7
  Other.........................................      4.2           3.8           2.4
                                                    -----         -----         -----
Actual income tax provision.....................    $13.5         $17.6         $14.0
                                                    =====         =====         =====



     Income taxes paid totaled $24.4 million, $13.3 million and $20.5 million in 1998, 1999 and 2000 respectively.


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                        AMERSHAM PHARMACIA BIOTECH LTD.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 2000 were as follows:



                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1999          2000
                                                              ----------    ----------
                                                                   (IN MILLIONS)
Deferred tax assets:
  Bad debt, bonus accrual and other reserves................    $  5.3        $  1.5
  Inventory valuation.......................................       9.4          13.9
  Employee benefit obligations..............................       1.8           2.8
  Integration reserves......................................       3.2           1.3
  Interest expense..........................................       7.3           7.9
  Tax credits and loss carry forward........................       6.1          15.3
  Deferred income...........................................       9.9           5.5
  Other.....................................................       3.5           2.3
                                                                ------        ------
  Net deferred tax assets...................................      46.5          50.5
Deferred tax liabilities:
  Accelerated depreciation..................................     (16.5)        (17.4)
  Excess book basis over tax basis of identifiable
     intangibles............................................     (55.7)        (44.2)
  Other.....................................................      (2.4)         (1.5)
                                                                ------        ------
Net deferred tax liabilities................................     (74.6)        (63.1)
                                                                ------        ------
Net deferred tax liability..................................    $(28.1)       $(12.6)
                                                                ======        ======



     The Company has not accrued income taxes on cumulative undistributed earnings of foreign subsidiaries of approximately $156.8 million as of December 31, 2000, since the majority of such earnings are expected to be permanently reinvested abroad. Where it is the intention to remit earnings, the related income taxes on these earnings, after giving effect to available tax credits, would not be material. The Company believes that the determination of the liability for the amount of unrecognized deferred taxes for temporary differences related to investments in foreign subsidiaries that are permanent in duration is not practicable.



     At December 31, 2000, the Company has U.S. net operating losses and tax credit carryforwards, the combined tax effect of which is approximately $15.3 million. These carryforwards will expire through 2020.


     Domestic and foreign income (loss) before income taxes was as follows:


                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                     1998          1999
                                                  (RESTATED)    (RESTATED)       2000
                                                  ----------    ----------    ----------
                                                              (IN MILLIONS)
United States...................................    $(19.7)       $(13.1)       $(43.8)
Foreign.........................................      18.1          26.3          39.8
                                                    ------        ------        ------
                                                    $ (1.6)       $ 13.2        $ (4.0)
                                                    ======        ======        ======

                        AMERSHAM PHARMACIA BIOTECH LTD.

9. SUPPLEMENTAL CASH FLOW INFORMATION


                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
                                                        (IN MILLIONS)
Cash paid for interest.................     $ 10.1          $19.9           $30.7
Cash paid for income tax...............       24.4           13.3            20.5
Other non-cash investing activities:
  Fair value of assets acquired........      281.6
  Liabilities assumed..................      (97.3)
                                            ------
                                            $184.3
                                            ======
  Cash paid............................     $202.6
  Less cash acquired...................      (18.3)
  Fair value of securities issued......         --
                                            ------
  Net cash paid........................     $184.3
                                            ======
Other non-cash financing activities:
  Accretion of preferred stock.........     $  9.3            9.9             9.4
  Dividend to Nycomed Amersham (see
     note 23)..........................                                       2.1



10.  TRADE RECEIVABLES



     Trade receivables consisted of the following:



                                                             AS OF DECEMBER 31,
                                                        ----------------------------
                                                            1999            2000
                                                        ------------    ------------
                                                               (IN MILLIONS)
Trade receivables, gross..............................     $238.7          $246.9
Other.................................................        2.9              --
                                                           ------          ------
                                                            241.6           246.9
Less: allowance for doubtful accounts.................        4.9             5.5
                                                           ------          ------
Trade receivables, net................................     $236.7          $241.4
                                                           ======          ======



     The allowance for doubtful accounts for the years ended December 31, 1998, 1999 and 2000 consisted of the following:



                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
                                                        (IN MILLIONS)
Balance at the beginning of the
  period...............................     $ 3.4           $ 5.6           $ 4.9
Provision for doubtful accounts........       2.1             1.4             2.8
Reduction for amounts written-off......      (0.1)           (0.8)           (2.0)
Translation and other..................       0.2            (1.3)           (0.2)
                                            -----           -----           -----
Balance at December 31.................     $ 5.6           $ 4.9           $ 5.5
                                            =====           =====           =====

                        AMERSHAM PHARMACIA BIOTECH LTD.

11.  INVENTORIES


     Inventories consisted of the following:



                                                                   AS OF
                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      2000
                                                              ------    ------
                                                               (IN MILLIONS)
Raw materials and supplies..................................  $ 25.8    $ 47.1
Work-in-process.............................................    29.2      31.6
Finished goods..............................................    59.4      54.9
                                                              ------    ------
                                                              $114.4    $133.6
                                                              ======    ======



     The inventory valuation reserve for the years ended December 31, 1998, December 31, 1999 and December 31, 2000 consisted of the following:



                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
                                                                   (IN MILLIONS)
Balance at the beginning of the period......................  $ 5.8    $ 5.3    $ 6.8
Inventory valuation reserve.................................    3.5      3.9     11.9
Reduction for amounts written-off...........................   (4.1)    (3.5)    (1.5)
Translation and other.......................................    0.1      1.1      0.8
                                                              -----    -----    -----
Balance at December 31......................................  $ 5.3    $ 6.8    $18.0
                                                              =====    =====    =====


12.  PROPERTY, PLANT AND EQUIPMENT


     Property, plant and equipment consisted of the following:



                                                                    AS OF
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       2000
                                                              -------    -------
                                                                (IN MILLIONS)
Land........................................................  $   7.0    $   7.6
Buildings and leasehold improvements........................    154.7      152.2
Machinery and equipment.....................................    207.2      222.2
Construction in process.....................................      7.1       13.4
                                                              -------    -------
Total.......................................................    376.0      395.4
Less accumulated depreciation...............................   (148.2)    (159.8)
                                                              -------    -------
Property, plant and equipment, net..........................  $ 227.8    $ 235.6
                                                              =======    =======



     Depreciation expense was $23.7 million, $25.3 million and $31.1 million in 1998, 1999, and 2000, respectively.

                        AMERSHAM PHARMACIA BIOTECH LTD.

13.  INTANGIBLE ASSETS

     Intangible assets consist of the following:


                                                                    AS OF
                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      2000
                                                              ------    -------
                                                                (IN MILLIONS)
Goodwill....................................................  $446.8    $ 461.3
Less accumulated amortization...............................   (72.5)    (100.3)
                                                              ------    -------
Goodwill, net...............................................   374.3      361.0
                                                              ------    -------
Other intangible assets.....................................   231.7      233.2
Less accumulated amortization...............................   (79.4)    (107.3)
                                                              ------    -------
Other intangible assets, net................................   152.3      125.9
                                                              ------    -------
Total intangible assets.....................................  $526.6    $ 486.9
                                                              ======    =======



     Amortization expense was $38.1 million, $51.8 million and $58.1 million in 1998, 1999 and 2000, respectively.



     Goodwill relates primarily to the Pharmacia Biotech and Molecular Dynamics Inc. acquisitions (see Note 6). Goodwill is amortized over periods ranging from 10 to 20 years, with a weighed average life of approximately 16 years at December 31, 2000.



     Other intangible assets also principally relate to the Pharmacia Biotech and Molecular Dynamics Inc. acquisition. Other intangible assets are amortized over periods ranging from 5 to 20 years with a weighted average life of approximately 8 years at December 31, 2000.


14.  SHORT AND LONG-TERM DEBT


                                                                   AS OF
                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      2000
                                                              ------    ------
                                                               (IN MILLIONS)
Short-term debt:
  Loans from parent.........................................  $395.9    $453.9
  Bank loans and overdrafts.................................     0.8       0.3
  Finance lease obligations.................................     0.5       0.7
                                                              ------    ------
                                                              $397.2    $454.9
                                                              ======    ======



     Loans from parent are with Nycomed Amersham and are borrowed in currencies required by the Company's individual subsidiaries. The loans are unsecured and bear interest at floating rates reflecting the cost of financing to Nycomed Amersham in accordance with the Shareholder Agreement between Nycomed Amersham and Pharmacia Corporation. These loans are repayable on demand with the exception of a $34.3 million loan to the Company, which became repayable on 30 days notice on August 5, 1998. Bank loans and overdrafts are principally located in the U.S. and bear varying rates of interest. Interest rates on the short-term debt from Nycomed Amersham ranged from 1.2% to 9.0% at December 31, 1998, from 0.8% to 8.5% at December 31, 1999 and from 0.9% to 7.6% at December 31, 2000. The weighted average interest rate on the short-term debt was 5.9%, 5.4% and 5.9% in 1998, 1999 and 2000, respectively.

                        AMERSHAM PHARMACIA BIOTECH LTD.

                                                           AS OF           AS OF
                                                        DECEMBER 31,    DECEMBER 31,
                                                            1999            2000
                                                        ------------    ------------
                                                               (IN MILLIONS)
Long-term debt:
  Bank loans..........................................     $ 8.6            $0.5
  Finance lease obligations...........................       4.5             4.3
                                                           -----            ----
                                                           $13.1            $4.8
                                                           =====            ====



                                                                 AS OF
                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
Maturities of long-term debt are as follows:
  2002......................................................      $0.8
  2003......................................................       0.7
  2004......................................................       0.4
  2005......................................................       0.2
  After 2006................................................       2.7
                                                                  ----
                                                                  $4.8
                                                                  ====



     Bank loans in 1999 related primarily to Industrial Revenue Bonds with the City of Milwaukee, Wisconsin which were repaid in 2000.


     On September 28, 2000, the Company and its shareholders, Nycomed Amersham and Pharmacia, entered into an agreement under which the shareholders committed to provide support to the Company of up to $500 million in the form of an additional capital contribution or additional loans to the Company. The support provided under this agreement is available in the event the Company is unable to satisfy its obligations under the demand notes payable to Nycomed Amersham or other third party obligations and is unable to obtain financing from other sources.

15.  FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

  Concentration of credit risk


     The Company enters into a variety of financial instruments to reduce its risk associated with fluctuations in foreign currency exchange rates. The Company does not hold or issue financial instruments for trading purposes. As all foreign currency exchange contracts are with Nycomed Amersham, the primary source of concentrations of credit risk to the Company consist principally of cash and short-term deposits. The Company controls credit risk by entering into transactions involving financial instruments only with authorized counterparties of strong credit quality consisting of a large number of major international financial institutions. Counterparty positions are regularly monitored. At December 31, 2000, the Company did not consider there to be any significant concentration of credit risk.


     The Company's minimum acceptable credit rating for counterparties, for the purpose of the investment of surplus cash, is "A" from Standard & Poors. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties.

  Foreign exchange risk management

     The Company borrows in foreign currencies and enters into foreign exchange contracts with Nycomed Amersham to reduce exposure to foreign exchange rate fluctuations. The Company maintains foreign currency

                        AMERSHAM PHARMACIA BIOTECH LTD.

liabilities to reduce exposure on foreign currency investments and net assets. The Company also enters into foreign exchange contracts to reduce the foreign exchange risk on uncommitted anticipated transactions.

     The contractual amounts of the Company's forward foreign exchange contracts were as follows:


                                                               DECEMBER 31,
                                                    ----------------------------------
                                                         1999               2000
                                                       FORWARDS           FORWARDS
                                                    --------------    ----------------
                                                     BUY     SELL      BUY       SELL
                                                    -----    -----    ------    ------
                                                              (IN MILLIONS)
U.S. Dollars......................................  $  --    $32.1    $   --    $ 36.1
Euro currencies...................................     --     10.5        --      37.3
Japanese Yen......................................     --      8.7        --      30.6
GB Sterling.......................................   40.3      1.9      43.7       5.9
Swedish Krona.....................................   24.0      1.5      75.3       1.6
Other.............................................     --      7.5        --       9.4
                                                    -----    -----    ------    ------
          Total...................................  $64.3    $62.2    $119.0    $120.9
                                                    =====    =====    ======    ======


     As the Company's foreign exchange contracts do not qualify for hedge accounting under SFAS No. 52, gains or losses related to these contracts are recorded in earnings as incurred, based on movements in forward currency rates.


     The net transaction gain (loss) included in net income is as follows (in millions, restated):



Year ended December 31, 1998................................  $(3.9)
Year ended December 31, 1999................................    0.7
Year ended December 31, 2000................................   (1.5)


  Fair value of financial instruments


     The carrying value of the Company's foreign currency exchange contracts amounted to a liability of $1.9 million and an asset of $1.7 million as of December 31, 1999 and 2000, respectively, and reflects their fair value as gains (losses) are recorded as incurred on the contracts.


     The carrying amount of the Redeemable Preferred Stock (see Note 16) approximates fair value as the Preferred Stock is convertible into a fixed dollar amount of Common Stock which corresponds to its carrying value.

     Due to the short-term nature of the Company's non derivative financial assets and liabilities, the fair value of these instruments approximates carrying amount.

16.  REDEEMABLE PREFERRED STOCK


     At December 31, 1999 and 2000 the Company had 67,916,327 shares of 8% Redeemable Preferred stock (the "preferred stock") issued and outstanding. 55% of these shares are owned by Nycomed Amersham and 45% of these shares were issued to Pharmacia Corporation as consideration in the PB acquisition.



     All preferred stock was issued at its par value of L1 ($1.62 equivalent) each, and accrues a dividend of 8% per year, payable annually in arrears on each anniversary date of the date of issuance. Through October 1999, this dividend was cumulative. As of December 31, 2000 no dividends had been declared or paid related to the preferred shares.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     The preferred stock carries no voting rights, other than in any matter which directly affects the rights and privileges of the preferred stock, and has priority over any other class of the Company's stock upon the liquidation, winding-up, or other return of capital of the Company.

     The preferred stock is redeemable at the option of the holder, as described below, at par value plus any accumulated but unpaid dividends on the date of redemption (the "nominal value"). Additionally, the preferred stock can be converted into shares of common stock of the Company at a ratio determined by dividing the nominal value of the preferred stock by the fair value of the common stock, as defined in the preferred stock Articles.

     The holder of the preferred stock can elect to redeem or convert the stock on or after the earlier of a public stock offering (as defined in the preferred stock Articles) or the fifth anniversary of the stock's issuance.


     As the redemption of the preferred stock is outside the control of the Company, the preferred stock and any accumulated but unpaid dividends are not included in the equity portion of the Company's balance sheet. The annual dividend accretion is charged to retained earnings as a dividend and deducted from net income (loss) available to common stockholders in the computation of earnings per share. Accumulated dividends of $22.8 million and $32.2 were accrued at December 31, 1999 and 2000, respectively. The amount of dividends charged to retained earnings and deducted from net loss available to common stockholders amounted to $9.3 million, $9.9 million and $9.4 million for the years ended December 31, 1998, 1999 and 2000, respectively.


17.  COMMON STOCK


     At December 31, 1999 and 2000 the Company had authorized and issued 1,000,000 common shares with a $1.62 par value. These shares are divided into 550,000 "A" ordinary shares and 450,000 "B" ordinary shares.


     "A" ordinary shares and "B" ordinary shares rank pari passu for dividends and in priority and for amounts on a winding-up. At a general meeting, each "A" shareholder is entitled to one vote for every "A" ordinary share of which he is a holder and each "B" shareholder is entitled to one vote for every "B" ordinary share of which he is a holder. However, "A" ordinary shares do not confer any right to vote upon a resolution for the removal from office of a director appointed by holders of "B" ordinary shares and "B" ordinary shares do not confer any right to vote upon a resolution for the removal from office of a director appointed by holders of "A" ordinary shares.

     Under the Stockholders Agreement, there is a requirement for the "A" stockholders and the "B" stockholders to approve certain specified matters.

18.  STOCK-BASED COMPENSATION


     Certain employees of the Company participate in Nycomed Amersham sponsored stock option plans. Grants pursuant to the plans are at the market price of Nycomed Amersham shares at the date of grant and, prior to October of 2000, included restrictions on vesting until certain performance targets were met. Unearned compensation expense, which is shown as a separate component of stockholders' equity, has been recorded pursuant to the intrinsic value approach under APB 25 based on the market value of Nycomed Amersham stock at the end of each period and is being amortized over the vesting period based upon expectations of meeting these performance targets. In October of 2000, the Nycomed Amersham Board of Directors elected to remove the performance conditions of the options. Thus, the unearned compensation expense became fixed based on the market value of Nycomed Amersham stock on the date the performance condition was removed, and is being amortized over the remaining vesting period of the options. Amortization of unearned compensation was $2.0 million, $0.9 million and $10.6 million in 1998, 1999 and 2000, respectively.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     Option grants in 2000 to U.S. employees have been administered through a Parent Company Trust arrangement. (See note 23.)


     Had compensation expense for Nycomed Amersham's stock option grants been determined consistent with the fair value approach of Statement of Accounting Standards No. 123, which requires recognition of compensation cost ratably over the vesting period of the underlying instruments and had such compensation cost been allocated to the Company, the Company's net (loss) would have been adjusted to the amounts indicated below:


                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
                                            (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Net loss
  As reported..........................    $ (15.8)        $  (4.9)        $ (18.3)
  Pro forma............................      (15.2)           (6.5)          (11.7)
Basic and diluted earnings per share
  As reported..........................     (25.10)         (14.80)         (27.70)
  Pro forma............................     (24.50)         (16.40)         (21.10)



     The pro forma net loss is less than the as reported net loss for 1998 and 2000 as the pro forma charges under SFAS 123 are less than the charge actually recorded by the Company under APB 25.



     The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option pricing model with the following assumptions:



                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
Expected life (years)..................       5.0             4.4             4.1
Risk-free interest rate................       6.4%            5.6%            6.2%
Expected dividend yield................       1.9             1.8             1.8
Expected volatility....................      22.0            35.0            35.0



     The fair value of options granted in the years ended December 31, 1998, 1999, and 2000 were $3.8 million, $4.2 million, and $6.1 million, respectively.


19.  COMMITMENTS AND CONTINGENCIES


     The Company is involved in various patent infringement actions with Applera Corporation and its divisions, including those in which the Company is both plaintiff and defendant, related to DNA sequencing technologies. In one action where the Company is a plaintiff, a recent patent claims construction hearing was ruled in favor of the Company. In a number of consolidated actions, the Company is both plaintiff and defendant, and a similar claims construction hearing has been heard and not adjudicated. These cases will not be heard until 2001. Additionally, in May 2000 Applera Corporation filed a further patent infringement suit against the Company. The Company is vigorously contesting these claims. However, it is not possible to predict with certainty the outcome of this litigation, and while the Company does not believe an adverse result would have a material effect on the Company's consolidated financial position, it could be material to the results of operations or cash flows for a fiscal year.


     The Company is also involved in other litigation arising out of the ordinary cause of business, including those relating to product liability and infringements of intellectual property and validity of patents. Although the amount of any liability that might arise with respect to any of these matters cannot be accurately

                        AMERSHAM PHARMACIA BIOTECH LTD.

predicted, the resulting liability, if any, will not in the opinion of the management have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.



     In connection with the manufacturing agreement related to the Cardiff site (see Note 22), Nycomed Amersham has retained any liabilities related to the radioactive decommissioning of the site which pertain to the period prior to August 4, 1997. Radioactive decommissioning costs which pertain to the period subsequent to August 4, 1997, are charged to the Company by Nycomed Amersham as part of the cost of the contract manufacturing agreement. These costs are determined assuming that the Cardiff facility is operated on a going concern basis and does not require a full radioactive decommissioning, and amounted to $0.3 million in each of the years 2000, 1999 and 1998 respectively.


20.  EMPLOYEE BENEFIT PLANS

     The Company's employees receive retirement benefits under three types of arrangements: participation in State arrangements, participation in the Nycomed Amersham plans or participation in one of the Company's plans.

  State Arrangements

     In many of the countries in which the Company operates, pension benefits are provided entirely through state arrangements and the relevant subsidiary therefore does not provide any sponsored pension plans in those countries.

  Nycomed Amersham Plans

     In other countries, principally the United Kingdom, the Company has elected to continue its participation in the Nycomed Amersham Plan which operates in that country. The principal plans in the U.K., are defined benefit arrangements. Eligibility for participation in these plans is open to all permanent UK employees and benefits are generally based on employee's compensation and years of service. Nycomed Amersham's funding policy is consistent with funding requirements of the applicable laws and regulations regarding such requirements in the corresponding countries in which the plans operate.


     Since the aforementioned pension arrangements are part of certain Nycomed Amersham defined plans, no discrete actuarial data is available for the portion allocable to the Company. Therefore, no benefit liability or asset is reflected in the accompanying financial statements. The Company has been allocated pension costs representing amounts payable to these schemes. Net pension expense included in the accompanying financial statements was $1.5 million, $1.3 million and $1.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.


  Company Plans

     The Company also operates non-contributory defined benefit pension plans for certain of its employees (principally PB employees and employees hired after the PB acquisition) in the United States, Europe and Japan covering a majority of its employees in these locations. For employees eligible to join the Swedish and U.S. schemes, benefits are based on compensation and years of service. The Japanese pension plan operates on a points based system where the number of points earned in a year is based on the employees current grade. The value of the points is set by the Company and reviewed periodically. The Company's funding policy is based on local practices. Plan assets are separately administered and are invested primarily in equities and bonds.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     Net pension expense for the Company's plans included in the Statement of Income is comprised of the following:


                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
Components of net periodic benefit
  cost:
  Service cost.........................     $ 4.5           $ 5.7           $ 4.0
  Interest cost........................       4.0             3.9             3.6
  Expected return on plan assets.......      (1.2)           (1.0)           (1.2)
  Recognized net actuarial loss........        --             0.3            (0.5)
                                            -----           -----           -----
Net periodic benefit cost..............     $ 7.3           $ 8.9           $ 5.9
                                            =====           =====           =====


     The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:


                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
                                                        (IN MILLIONS)
Change in benefit obligation:
  Benefit obligation at January 1......     $70.0           $ 80.8          $68.1
  Service cost.........................       4.4              5.7            4.0
  Interest cost........................       3.9              3.9            3.6
  Change in assumptions................       9.1            (15.7)           3.5
  Actuarial gain.......................      (2.2)            (0.3)          (0.6)
  Settlements..........................      (0.6)              --             --
  Benefits paid........................      (1.1)            (1.2)          (1.5)
  Foreign currency translation.........      (0.6)            (0.3)          (5.6)
                                            -----           ------          -----
Benefit obligation at December 31......     $82.9           $ 72.9          $71.5
                                            =====           ======          =====



                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
                                                        (IN MILLIONS)
Change in plan assets:
  Fair value of plan assets at January
     1.................................     $ 16.6          $ 14.4          $ 15.8
  Actual return on plan assets.........       (1.8)            1.0            (0.3)
  Employer contributions...............         --              --             1.2
  Benefits paid........................       (0.3)           (0.2)           (0.5)
  Foreign currency translation.........        0.3             0.7            (0.3)
                                            ------          ------          ------
Fair value of plan assets at December
  1....................................     $ 14.8          $ 15.9          $ 15.9
                                            ======          ======          ======
Funded status..........................     $(68.1)         $(57.0)         $(55.6)
Unrecognized net actuarial (gain)
  loss.................................       12.5            (3.9)           (3.2)
                                            ------          ------          ------
Accrued benefit obligation.............     $(55.6)         $(60.9)         $(58.8)
                                            ======          ======          ======

                        AMERSHAM PHARMACIA BIOTECH LTD.

     The weighted average rate assumptions used in determining pension costs and the projected benefit obligation were:


                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1998            1999            2000
                                         ------------    ------------    ------------
Weighted average assumptions:
  Discount rate........................      4.8%            6.1%            5.8%
  Rates of return on plan assets.......      7.2             7.6             7.3
  Salary growth........................      4.4             4.1             4.0
  Pension increases....................      2.0             2.4             2.4



     In the United States, the Company offers employees and employee savings plan under which U.S. employees may contribute up to 16% of their compensation, subject to certain limitations. The Company matches employee contributions up to 100% for the first 3% and 50% for the next 2% of compensation contributed by the employee. Under this plan, matching contributions made in cash by the Company were $1.1 million, $1.4 million and $1.5 million for the years ended December 31, 1998, 1999 and 2000, respectively.


21.  LEASE COMMITMENTS


     The Company leases certain equipment under capital leases. Property and equipment at December 31, 1999 and 2000, include approximately $3.9 million and $4.8 million respectively, of equipment under leases which have been capitalized. Accumulated depreciation for such equipment was approximately $0.9 million and $1.7 million at December 31, 1999 and 2000.



     Future minimum lease commitments at December 31, 2000 are as follows:



                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
                                                                 (IN MILLIONS)
Year Ending December 31
  2001......................................................   $ 1.0       $11.9
  2002......................................................     0.7         8.5
  2003......................................................     0.7         6.6
  2004......................................................     0.7         5.2
  2005......................................................     0.4         4.6
  After 2005................................................     3.7         2.6
                                                               -----       -----
Total minimum lease payments................................   $ 7.2       $39.4
                                                               =====       =====
Less: amount representing interest..........................    (2.2)
                                                               -----
Present value of net minimum lease payments.................     5.0
Less: current portion.......................................    (0.7)
                                                               -----
Long-term capitalized lease obligations.....................   $ 4.3
                                                               =====


22.  FORMATION OF APB LTD.

  ALS ASSETS NOT TRANSFERRED

     At the time of the acquisition of PB, ALS operations were transferred to legal entities owned by APB Ltd. in order to more clearly segregate the operations of the Company from the rest of Nycomed Amersham's

                        AMERSHAM PHARMACIA BIOTECH LTD.

operations. However, due to regulatory circumstances in certain jurisdictions, not all ALS assets and operations could be transferred to APB Ltd., and therefore reverted to Nycomed Amersham. The principal assets and operations affected by this are as follows:


  Cardiff manufacturing facility



     The manufacturing facility in Cardiff manufactures radioactive products which require a nuclear manufacturing permit. This permit is held by Nycomed Amersham (see note 19).



     Nycomed Amersham retained the manufacturing site at Cardiff until such time as the Company applied for and obtained the Nuclear Site License. Since then, the Company has decided not to apply for such a license and intend to continue operating under a contract manufacturing agreement at Cardiff.


     The Company and Nycomed Amersham have entered into a manufacturing agreement under which Nycomed Amersham supplies the Company with the products manufactured at Cardiff. The Company manages the operations of the Cardiff facility, which produces only the Company's products. All of the costs in connection with operating the Cardiff facility have been included in the Company's results of operations for all periods presented.


  European sales offices


     In certain countries, principally France, and Italy, ALS sales operations were not transferred into legal entities owned by the Company until 1998. The sales offices were operated under agency agreements between the Company and Nycomed Amersham, which effectively transferred the financial benefits and risks of the ALS operations of these sales offices until such time as legal entities were established to effect the transfers.

     In addition, ownership of certain European sales offices which conducted non-ALS operations of Nycomed Amersham were transferred to the Company in their entirety. Agency agreements were established between the Company and Nycomed Amersham which effectively transferred the financial risks and benefits of the non-ALS operations of these sales offices to Nycomed Amersham until such time as the non-ALS operations of these sales offices were transferred to Nycomed Amersham.


     Substantially all of the required transfers of operations between the Company and Nycomed Amersham were completed during 1998.



23.  TRANSACTIONS WITH NYCOMED AMERSHAM



  Acquisitions and Dispositions



     Aeomica. In December of 2000 the Company sold the tangible assets and intellectual property associated with its knowledge business, Aeomica, to a separate subsidiary of Nycomed Amersham. The Company received proceeds of approximately $9.1 million. The net book value of the tangible assets and intellectual property at the time of sale was approximately $3.7 million. As the transaction constitutes a transfer of assets between entities under common control, the transfer has been accounted for at historical cost in the accompanying financial statements. The excess of the proceeds over the net book value of the assets, net of related taxes, amounted to $3.5 million and has been treated as a capital contribution from Nycomed Amersham.



     The Company incurred expenses consisting principally of research and development, related to Aeomica in 2000 and 1999 of $5.3 million and zero, respectively.



     Buchler. In August of 2000, certain restrictions regarding the transfer of the life sciences operations of Amersham Buchler GmbH ("Buchler") from Nycomed Amersham to the Company was removed. As a result, the Company sold its non-voting interest in Buchler to Nycomed Amersham for approximately $3.8

                        AMERSHAM PHARMACIA BIOTECH LTD.

million and acquired the life sciences operations of Buchler from Nycomed Amersham for approximately $6.4 million. As the transactions constitute transfers of assets between entities under common control, the transfers have been accounted for at historical cost in the accompanying financial statements. The net differential between the cash paid and received in the transfers and the historical cost of the assets purchased and sold amounted to approximately $4.7 million and has been treated as a dividend to Nycomed Amersham.


  Loans and other financing arrangements


     The Company has borrowed amounts from Nycomed Amersham under uncommitted intercompany loan facilities which are repayable upon demand. Amounts are drawn down by local subsidiaries in the currency in which the subsidiary operates, and bear interest at floating rates reflecting the cost of financing to Nycomed Amersham. The loans are repayable upon demand with the exception of $34.3 million, which is repayable on 30 days notice. The amount of loans outstanding with Nycomed Amersham at December 31, 1999 and 2000 were $395.9 million and $453.9 million, respectively. The weighted average interest rate of loans outstanding was 5.9%, 5.4% and 6.5% for 1998, 1999, and 2000, respectively, and interest paid to Nycomed Amersham on these loans was $13.3 million, $21.1 million and $26.9 million for 1998, 1999 and 2000 respectively.



     Additionally, the Company participates in Nycomed Amersham's cash management program, and earns interest on amounts held on deposit with Nycomed Amersham. The interest received on deposits with Nycomed Amersham amounted to $2.3 million, $1.5 million and $0.9 million for 1998, 1999, and 2000, respectively.



  Parent Company Option Trust Payment



     In March of 2000, the Company's U.S. subsidiaries made loans amounting to $17.4 million to a separate trust (the "Trust") administered on behalf of the Company and its parent, Nycomed Amersham plc, which was established for the purpose of purchasing Nycomed Amersham stock sufficient to satisfy the Company's obligations under employee stock option plans adopted in 2000. The loans are collateralized by the stock held in the Trust. The loans have been included in "Other non-current assets" in the accompanying consolidated balance sheet and are expected to be repaid by the Trust with the proceeds from employee exercises of related stock options.


  Manufacturing agreement


     Nycomed Amersham continues to operate the Cardiff manufacturing facility under a contract manufacturing agreement with the Company (see Notes 2 and 22). Payments to Nycomed Amersham under the Cardiff manufacturing agreement were $130.9 million, $143.3 million and $135.3 million for 1998, 1999 and 2000 respectively.


  Service agreements

     Nycomed Amersham provides the Company with certain services, including information technology support, logistics, and other administrative support services, under shared service arrangements. Additionally, the Company provides Nycomed Amersham with certain support services related to information technology support for the Cardiff site.

                        AMERSHAM PHARMACIA BIOTECH LTD.

     Costs charged to and from Nycomed Amersham were as follows:


                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                     1998          1999          2000
                                                  ----------    ----------    ----------
                                                              (IN MILLIONS)
Charges from Nycomed Amersham...................     $7.0          $6.7          $7.6
Charges to Nycomed Amersham.....................      5.2           0.4           0.4


  Allocated Support Services


     Nycomed Amersham also provides central corporate and administrative support services, including finance, treasury, legal and human resources support, to the Company without reimbursement. The cost of these services has been allocated to the Company based on allocations deemed reasonable by management for each function, principally based on the proportion of time spent by personnel in each department on the Company's matters relative to other Nycomed Amersham group matters. The amount of costs allocated to and not reimbursed by the Company was $2.5 million, $3.8 million and $4.7 million for 1998, 1999 and 2000, respectively. These costs have been reflected as an expense of the Company and a capital contribution by Nycomed Amersham in the year the service was provided in the accompanying financial statements.



  Product Sales



     Prior to 2000, the Company sold certain of its products to Nycomed Amersham and its subsidiaries. These sales amounted to $13.8 million in 1999 and 1998.


  Amounts due to and from Nycomed Amersham


     Amounts due to and from Nycomed Amersham related to the above transactions at December 31, 1999 and 2000 were as follows:



                                                                       AS OF
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          2000
                                                              ----------    ----------
Payables due to Nycomed Amersham............................    $ 21.5        $ 20.6
Loans due to Nycomed Amersham...............................     395.9         453.9
Receivables due from Nycomed Amersham.......................       6.6           2.1
Short-term deposits held by Nycomed Amersham................       6.8          21.5



24.  PROPOSED CAPITAL TRANSACTIONS



  Formation of APBiotech Inc and Offering of Shares



     The Company has commenced the process of conducting an initial public offering of its common shares. APBiotech Inc, a recently formed U.S. corporation, was created with this planned offering and will become the holding company for APB Ltd. The number of shares to be sold will represent approximately 10% of the Company's outstanding common stock subsequent to the offering. The credit facility with Nycomed Amersham will remain outstanding subsequent to the offering.

                        AMERSHAM PHARMACIA BIOTECH LTD.

 Additional Capital contribution and conversion of Redeemable Preferred Stock



     Nycomed Amersham and Pharmacia Corporation as shareholders of the Company, have adopted resolutions that, concurrent with the offering of shares discussed above, will result in the following:



      -- Nycomed Amersham and Pharmacia have agreed to an additional capital contribution of approximately L100 million, to be contributed 55% by Nycomed Amersham and 45% by Pharmacia. Nycomed Amersham and Pharmacia will receive shares of APBiotech Ltd's common stock in exchange for their contributions.



      -- Nycomed Amersham and Pharmacia, as holders of the Company's 8% Redeemable Preferred Stock (the "preferred stock"), will convert all of the Company's outstanding preferred stock of 67,916,327 shares into shares of the Company's common stock and class B common stock. The conversion ratio will be determined in accordance with the preferred stock's terms by dividing the dollar value of the preferred shares outstanding, including accrued dividends, by the price of APBiotech Inc's common stock to be sold in the Offering.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of APBiotech Inc:


     In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of APBiotech Inc (the "Company") at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PRICEWATERHOUSECOOPERS LLP


Florham Park, New Jersey

February 23, 2001

                                 APBIOTECH INC

                                 BALANCE SHEET


                                                                    AS OF
                                                              DECEMBER 31, 2000
                                                              -----------------
                                                               $ IN THOUSANDS
ASSETS
  Cash......................................................      $    0.1
  Prepaid Expenses..........................................       3,453.8
                                                                  --------
          TOTAL ASSETS......................................      $3,453.9
                                                                  ========
LIABILITIES
  Due to Nycomed Amersham...................................      $3,453.8
                                                                  --------
EQUITY
  Common stock, $1 par value, 100 shares authorized, issued
     and outstanding........................................           0.1
                                                                  --------
          TOTAL LIABILITIES AND EQUITY......................      $3,453.9
                                                                  ========


                             NOTE TO BALANCE SHEET


     APBiotech Inc (formerly Fulham Corp.) (the "Company"), a subsidiary of Nycomed Amersham plc, is a corporation that was formed under the General Corporation Law of the State of Delaware on May 24, 2000 for the purpose of obtaining ownership of Amersham Pharmacia Biotech Ltd. ("APBiotech Ltd.") and subsequently offering a portion of its common stock for sale in an initial public offering (the "IPO").



     The transfer of ownership of APBiotech Ltd. from its current owners, Nycomed Amersham and Pharmacia Corporation, to the Company will be effected through the incurrence of indebtedness to Nycomed Amersham and the issuance of common stock to Nycomed Amersham and Pharmacia Corporation in exchange for all outstanding stock of APBiotech Ltd. The Company will then offer a portion of its common stock to the public in the IPO. The proceeds of the offering will be used initially to repay existing indebtedness of APBiotech Ltd. to Nycomed Amersham, with any remaining proceeds to be used by the Company for general corporate purposes and placed on deposit with Nycomed Amersham pending such uses.



     As the Company and APBiotech Ltd. are subsidiaries of Nycomed Amersham, the transfer of ownership of APBiotech Ltd. will be accounted for as a transfer between entities under common control, and thus the Company will record the assets and liabilities of APBiotech Ltd. at historical cost in a manner similar to a pooling-of-interests.



     The Company will pay all fees and expenses related to its organization and operations, the acquisition of APBiotech Ltd., and the IPO and be responsible for all debts and other obligations of the Company and APBiotech Ltd. As of December 31, 2000, approximately $3,453.8 of costs had been incurred related to the IPO. Such costs have been financed through borrowings from Nycomed Amersham and will be offset against the proceeds from the IPO in the Company's financial statements.

                                [APBiotech LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Registration fee............................................   $90,353
NASD Filing fee.............................................   $30,500
Nasdaq National Market......................................   $ 1,000
Transfer agent's fees.......................................         *
Printing and engraving expenses.............................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Blue Sky fees and expenses..................................         *
Miscellaneous...............................................         *
                                                               -------
          Total.............................................   $     *
                                                               =======


------------
  Each of the amounts set forth above, other than the Registration fee and the NASD filing fee, is an estimate.

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.
Section 6.09 of the Registrant's Amended Certificate of Incorporation provides for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.


     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

     The proposed forms of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     In connection with the reorganization APBiotech Inc. will directly issue the following common shares:



     1) 83,581,479 shares of its Class B common Stock, par value $.01 per share to Pharmacia Biosystems AB in exchange for 411,566 shares of Amersham Pharmacia Biotech Limited's Class B ordinary shares;



     2) 3,704,005 shares of its Class B common Stock, par value $.01 per share to Pharmacia & Upjohn Company in exchange for 20,635 shares of Amersham Pharmacia Biotech Limited's Class B ordinary shares; and



     3) 100,413,689 shares of its common stock, per value $.01 par share to Nycomed Amersham plc in exchange for 572,291 shares of Amersham Pharmacia Biotech Limited's Class A Ordinary shares and three 20 year notes having principal amounts of $170.0 million and $83 million, respectively.



     The shares will be issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  The following exhibits are filed as part of this Registration
Statement:


EXHIBIT
 NUMBER                           DESCRIPTION
--------  ------------------------------------------------------------
   *1     Form of Underwriting Agreement
    2     Reorganization Agreement among Amersham Pharmacia Biotech
          Limited, AP Biotech Inc, Nycomed Amersham plc, NyCam Biotech
          Limited, The Pharmacia & Upjohn Company, Pharmacia
          Biosystems AB and Pharmacia Holding GmbH dated             ,
          2001.
 ***3.1   Certificate of Incorporation
   *3.2   Restated Certificate of Incorporation, to be effective
          immediately prior to the closing of this offering
 ***3.3   Bylaws
   *3.4   Restated Bylaws, to be effective immediately prior to the
          closing of this offering
   *4.1   Form of Common Stock Certificate
   *4.2   Shareholders' Agreement dated as of             , 2001 among
          APBiotech Inc., Amersham Pharcacia Biotech Limited, Nycomed
          Amersham plc, Pharmacia Corporation, Pharmacia y Upjohn
          Company, Pharmacia AB, and Pharmacia Holding GmbH, to be
          effective immediately prior to the closing of this offering
   *5     Opinion of Davis Polk & Wardwell
***10.1   General Services Agreement between Amersham International
          plc and Amersham Pharmacia Biotech Limited dated August 4,
          1997
***10.2   Contract Manufacture Agreement between Amersham
          International plc and Amersham Life Science Limited for
          Amersham Laboratories dated August 4, 1997
  *10.3   Contract Manufacture Agreement between Amersham
          International plc and Amersham Life Science Limited for
          Cardiff dated August 4, 1997
***10.4   Lease and Guaranty between MP Argues, Inc. and Molecular
          Dynamics, Inc. dated November 30, 1999
***10.5   Lease Agreement between Geoffrey Ranch and Molecular
          Dynamics dated December 1, 1999
   10.6   APBiotech Inc. Executive Stock Option Plan 2000
 **10.7   License Agreement between the Perking-Elmer Corporation and
          Amersham International plc dated April 1, 1996

EXHIBIT
 NUMBER                           DESCRIPTION
--------  ------------------------------------------------------------
 **10.8   License Agreement between the Regents of the University of
          California and Molecular Dynamics dated September 15, 1993
 **10.9   License Agreement between the Regents of The University of
          California and Amersham Life Science Inc. dated October 1,
          1995, as amended April 2, 1998
 **10.10  License Agreement between the Regents of The University of
          California and Molecular Dynamics dated January 16, 1991, as amended February 10, 1993 and May 15, 2000
 **10.11  License Agreement between the President and Fellows of
          Harvard College and Amersham Pharmacia Biotech Inc. dated
          January 1, 1999
   10.12  Commitment Agreement among Nycomed Amersham plc, Pharmacia
          Corporation, APBiotech Inc and Amersham Pharmacia Limited
          dated September 28, 2000
   10.13  Amendment to General Services Agreement between Nycomed
          Amersham plc and Amersham Pharmacia Biotech Limited dated
          February 19, 2001
   10.14  APBiotech Inc Options for All Plan 2000
   10.15  APBiotech Inc US Employee Stock Purchase Plan
   10.16  APBiotech Inc Savings Related Share Option Scheme
  *10.17  Employment Agreement between APBiotech Inc and Andrew Carr,
          dated             , 2001
   10.18  Employment Agreement between APBiotech Inc and Sandra
          Cartie, dated October 17, 2000
   10.19  Employment Agreement between Pharmacia Biotech Inc and
          Andrew Rackear, dated November 20, 1996
   10.20  Employment Agreement between Amersham Pharmacia Biotech and
          William Sulinski, dated August 4, 2000
   10.21  Employment Contract between Amersham Pharmacia Biotech and
          Peter Ehrenham, dated November 24, 1999
   10.22  Employment Contract between Amersham Pharmacia Biotech AB and Per-Erik Sandlund, dated February 18, 1999
   10.23  Employment Agreement between Pharmacia Biotech Europe GmbH and Lars Eric Utterman dated April 12, 1994
   10.24  Contract Research and Development Agreement, dated December
          29, 2000 between Amersham Pharmacia Biotech Limited and
          Goldartist Limited.
   10.25  Contract Research and Development Agreement, dated December
          29, 2000 between Amersham Pharmacia Biotech UK Limited and
          Nycomed Amersham plc.
   21     Subsidiaries of the Registrant
   23.1   Consent of PricewaterhouseCoopers LLP
   23.2   Consent of PricewaterhouseCoopers LLP
  *23.4   Consent of Davis Polk & Wardwell (included in Exhibit 5)
   24.4   Power of Attorney (included on signature page)


------------
  * To be filed by amendment

 ** Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the Act, filed on October 2, 2000


***Previously filed

     (b) Financial Statement Schedules

ITEM 17.  UNDERTAKINGS

     The undersigned hereby undertakes:

          (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)  The undersigned registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piscataway, State of New Jersey, on the 26th day of February, 2001.


                                          APBIOTECH INC

                                          By         /s/ ANDREW CARR
                                            ------------------------------------
                                          Name: Andrew Carr
                                          Title: Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                   TITLE                           DATE
-------------------------------------   -----------------------------------------   -----------------

           /s/ ANDREW CARR                  Chief Executive Officer, Director       February 26, 2001
------------------------------------
             Andrew Carr

          /s/ SANDRA CARTIE                 Chief Financial Officer, Director       February 26, 2001
------------------------------------
            Sandra Cartie

          /s/ SANDRA CARTIE                Controller or Principal Accounting       February 26, 2001
------------------------------------                     Officer
            Sandra Cartie

       /s/ SIR WILLIAM CASTELL                          Director                    February 26, 2001
------------------------------------
       Sir William M. Castell

            /s/ RON LONG                                Director                    February 26, 2001
------------------------------------
             Ronald Long

           /s/ GILES KERR                               Director                    February 26, 2001
------------------------------------
             Giles Kerr

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                           DESCRIPTION
--------  ------------------------------------------------------------
   *1     Form of Underwriting Agreement
    2     Reorganization Agreement among Amersham Pharmacia Biotech
          Limited, AP Biotech Inc, Nycomed Amersham plc, NyCam Biotech
          Limited, The Pharmacia & Upjohn Company, Pharmacia
          Biosystems AB and Pharmacia Holding GmbH dated             ,
          2001.
 ***3.1   Certificate of Incorporation
   *3.2   Restated Certificate of Incorporation, to be effective
          immediately prior to the closing of this offering
 ***3.3   Bylaws
   *3.4   Restated Bylaws, to be effective immediately prior to the
          closing of this offering
   *4.1   Form of Common Stock Certificate
   *4.2   Shareholders' Agreement dated as of             , 2001 among
          APBiotech Inc., Amersham Pharcacia Biotech Limited, Nycomed
          Amersham plc, Pharmacia Corporation, Pharmacia y Upjohn
          Company, Pharmacia AB, and Pharmacia Holding GmbH, to be
          effective immediately prior to the closing of this offering
   *5     Opinion of Davis Polk & Wardwell
***10.1   General Services Agreement between Amersham International
          plc and Amersham Pharmacia Biotech Limited dated August 4,
          1997
***10.2   Contract Manufacture Agreement between Amersham
          International plc and Amersham Life Science Limited for
          Amersham Laboratories dated August 4, 1997
  *10.3   Contract Manufacture Agreement between Amersham
          International plc and Amersham Life Science Limited for
          Cardiff dated August 4, 1997
***10.4   Lease and Guaranty between MP Argues, Inc. and Molecular
          Dynamics, Inc. dated November 30, 1999
***10.5   Lease Agreement between Geoffrey Ranch and Molecular
          Dynamics dated December 1, 1999
   10.6   APBiotech Inc. Executive Stock Option Plan 2000
 **10.7   License Agreement between the Perking-Elmer Corporation and
          Amersham International plc dated April 1, 1996
 **10.8   License Agreement between the Regents of the University of
          California and Molecular Dynamics dated September 15, 1993
 **10.9   License Agreement between the Regents of The University of
          California and Amersham Life Science Inc. dated October 1,
          1995, as amended April 2, 1998
 **10.10  License Agreement between the Regents of The University of
          California and Molecular Dynamics dated January 16, 1991, as amended February 10, 1993 and May 15, 2000
 **10.11  License Agreement between the President and Fellows of
          Harvard College and Amersham Pharmacia Biotech Inc. dated
          January 1, 1999
   10.12  Commitment Agreement among Nycomed Amersham plc, Pharmacia
          Corporation, APBiotech Inc and Amersham Pharmacia Limited
          dated September 28, 2000
   10.13  Amendment to General Services Agreement between Nycomed
          Amersham plc and Amersham Pharmacia Biotech Limited dated
          February 19, 2001
   10.14  APBiotech Inc Options for All Plan 2000
   10.15  APBiotech Inc US Employee Stock Purchase Plan
   10.16  APBiotech Inc Savings Related Share Option Scheme

EXHIBIT
 NUMBER                           DESCRIPTION
--------  ------------------------------------------------------------
  *10.17  Employment Agreement between APBiotech Inc and Andrew Carr,
          dated             , 2001
   10.18  Employment Agreement between APBiotech Inc and Sandra
          Cartie, dated October 17, 2000
   10.19  Employment Agreement between Pharmacia Biotech Inc and
          Andrew Rackear, dated November 20, 1996
   10.20  Employment Agreement between Amersham Pharmacia Biotech and
          William Sulinski, dated August 4, 2000
   10.21  Employment Contract between Amersham Pharmacia Biotech and
          Peter Ehrenham, dated November 24, 1999
   10.22  Employment Contract between Amersham Pharmacia Biotech AB and Per-Erik Sandlund, dated February 18, 1999
   10.23  Employment Agreement between Pharmacia Biotech Europe GmbH and Lars Eric Utterman dated April 12, 1994
   10.24  Contract Research and Development Agreement, dated December
          29, 2000 between Amersham Pharmacia Biotech Limited and
          Goldartist Limited.
   10.25  Contract Research and Development Agreement, dated December
          29, 2000 between Amersham Pharmacia Biotech UK Limited and
          Nycomed Amersham plc.
   21     Subsidiaries of the Registrant
   23.1   Consent of PricewaterhouseCoopers LLP
   23.2   Consent of PricewaterhouseCoopers LLP
  *23.4   Consent of Davis Polk & Wardwell (included in Exhibit 5)
   24.4   Power of Attorney (included on signature page)


------------
  * To be filed by amendment

 ** Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the Act, filed on October 2, 2000


***Previously filed